
09002338

# 2008 ANNUAL REPORT AND FORM 10-K

ask listen solve


Received SEC
MAR 1 3 2009
Washington, DC 20549
PROCESSED
MAR 2 7 2009
THOMSON REUTERS

## A Strong Partner in Challenging Times



Commerce Bancshares, Inc.

## COMPANY PROFILE




Commerce Bancshares, Inc. operates as a super-community bank offering an array of sophisticated financial products delivered with high-quality, personal customer service. The Company's customer promise ***ask listen solve*** is not just its brand, but also its corporate focus. With this platform, Commerce is continually building its long-term franchise while paying strict attention to asset quality and expense management. Commerce provides a full range of financial products to consumer and commercial customers including: lending, payment processing, trust, brokerage and capital markets services. Serving its customers from more than 360 locations in Missouri, Kansas, Illinois, Oklahoma and Colorado and commercial offices throughout the nation's mid-section, Commerce uses a variety of delivery platforms including an expansive ATM network, full-featured online banking and a central contact center.

## COMMERCE BANCSHARES, INC. AT A GLANCE

- $17.5 billion in assets
- Super-community bank
- 368 locations
- 5,217 full-time equivalent (FTE) employees
- 91% of the Company's profitability comes from seven key markets including Kansas City; St. Louis; Peoria/Bloomington, Illinois; Springfield, Missouri; Wichita, Kansas; Tulsa, Oklahoma; and Denver, Colorado

## MARKET STABILITY

Commerce is a company that values employees, customers and shareholders while striving to produce consistent, solid returns. Over the last 10 years, the average annual shareholder return on the Company's stock has been 7.3%, while the S&P 500's performance has declined 1.4%. In December 2008, Commerce paid its 15th consecutive 5% stock dividend.

## ABOUT THE COVER

Business volume doubled at Grossman Iron & Steel in St. Louis after owners Skip and Cap Grossman purchased a $20 million "mega-shredder" for their 89-year-old family scrap metal business. Commerce funded the purchase with a flexible equipment financing package that mirrored the price volatility in the scrap metal business. "We couldn't have done this without Commerce Bank," says Cap (center), here with his brother, Skip (left) and Tim Conway (right) of Commerce.

## TABLE OF CONTENTS

*Financial Highlights* **1** *Message to Our Shareholders* **2** *Delivering on Our Promise* **10**
*Community Advisors* **19** *Officers and Directors* **24**

# FINANCIAL HIGHLIGHTS




| (In thousands, except per share data) | 2004 | 2005 | 2006 | 2007 | **2008** |
|---|---|---|---|---|---|
| **operating results** | | | | | |
| Net interest income | $ 497,331 | $ 501,702 | $ 513,199 | $ 538,072 | **$ 592,739** |
| Provision for loan losses | 30,351 | 28,785 | 25,649 | 42,732 | **108,900** |
| Non-interest income | 315,839 | 334,837 | 352,586 | 371,581 | **375,712** |
| Investment securities gains, net | 11,092 | 6,362 | 9,035 | 8,234 | **30,294** |
| Non-interest expense | 482,769 | 496,522 | 525,425 | 574,758 | **616,113** |
| Net income | 220,341 | 223,247 | 219,842 | 206,660 | **188,655** |
| Cash dividends | 61,135 | 63,421 | 65,758 | 68,915 | **72,055** |
| **at year end** | | | | | |
| Total assets | $ 14,250,368 | $ 13,885,545 | $ 15,230,349 | $ 16,204,831 | **$ 17,532,447** |
| Loans, including held for sale | 8,305,359 | 8,899,183 | 9,960,118 | 10,841,264 | **11,644,544** |
| Investment securities | 4,837,368 | 3,770,181 | 3,496,323 | 3,297,015 | **3,780,116** |
| Deposits | 10,434,309 | 10,851,813 | 11,744,854 | 12,551,552 | **12,894,733** |
| Stockholders' equity | 1,426,880 | 1,337,838 | 1,442,114 | 1,527,686 | **1,576,632** |
| Non-performing assets | 18,775 | 11,713 | 18,223 | 33,417 | **79,077** |
| Common shares outstanding* | 82,967 | 78,266 | 77,123 | 75,386 | **75,791** |
| **other financial data** (based on average balances) | | | | | |
| Return on total assets | 1.56% | 1.60% | 1.54% | 1.33% | **1.15%** |
| Return on stockholders' equity | 15.19 | 16.19 | 15.96 | 14.00 | **11.83** |
| Loans to deposits | 78.71 | 81.34 | 84.73 | 88.49 | **92.11** |
| Equity to assets | 10.25 | 9.87 | 9.68 | 9.54 | **9.69** |
| Net yield on interest earning assets (T/E) | 3.81 | 3.89 | 3.92 | 3.80 | **3.93** |
| Tier 1 capital ratio | 12.21 | 12.21 | 11.25 | 10.31 | **10.92** |
| Total capital ratio | 13.57 | 13.63 | 12.56 | 11.49 | **12.31** |
| Leverage ratio | 9.60 | 9.43 | 9.05 | 8.76 | **9.06** |
| Efficiency ratio | 59.16 | 59.30 | 60.55 | 62.72 | **63.16** |
| Wtd. average common shares outstanding – diluted* | 86,381 | 81,683 | 78,412 | 76,848 | **76,136** |
| **per share data** | | | | | |
| Net income – basic* | $ 2.59 | $ 2.77 | $ 2.84 | $ 2.72 | **$ 2.50** |
| Net income – diluted* | 2.55 | 2.73 | 2.80 | 2.69 | **2.48** |
| Market price* | 41.30 | 45.02 | 43.91 | 42.72 | **43.95** |
| Book value* | 17.20 | 17.09 | 18.70 | 20.26 | **20.80** |
| Cash dividends* | .721 | .790 | .847 | .907 | **.952** |
| Cash dividend payout ratio | 28.26% | 28.92% | 30.19% | 33.76% | **38.39%** |

*Restated for the 5% stock dividend distributed December 2008.



**David W. Kemper, Chairman**

# To Our Shareholders

Without question, 2008 was an exceptionally difficult year for the country and our economy. For the second year in a row, financial markets experienced an extraordinary adjustment, following a sustained period of excessive leverage and risk taking. What began as overly exotic financial vehicles coupled with an over-extended domestic housing market has spread into major financial and commercial failures and a likelihood of a sustained global recession in 2009. The federal government's response to these challenges has been unprecedented with the extension of credit and guarantees to the public sector. At the same time, extraordinary fiscal and monetary stimuli are being proposed, as private markets, now on the defensive, are willing to take little financial risk.

Operating results for most companies were down in 2008 with an even more challenging operating environment expected in 2009. The banks in the KBW Bank Sector (large cap) Index earnings per share declined on average 131% in 2008 due to much higher credit and securities losses. The typical financial service company stock declined 31% in 2008, and the typical bank stock was down 50%.

Commerce Bancshares performed relatively better than our industry last year although we also suffered from higher loan reserves and weaker economic conditions. Commerce earned $2.48 per share in 2008 compared to $2.69 in 2007. The primary difference in earnings came from a much higher loan provision in 2008 of $109 million, compared to $43 million in 2007, as we increased our loan reserve from 1.26% to 1.53% of loans in 2008. Actual loan charge-offs increased 63% to $70 million in 2008




primarily because of higher consumer losses in credit cards and installment lending. We expect higher commercial and retail losses to continue next year due to a weak economy.

Credit spreads for lending money finally rebounded in 2008 after a long secular decline. Our net interest income increased 10% from $538 million in 2007 to $593 million in 2008, and we expect further improvement next year. The lower risk appetite that financial markets are exhibiting should result in more business going through financial intermediaries at better interest spreads.

**We believe we are strongly capitalized with a healthy earnings stream to continue to grow our capital base without outside intervention.**

In the current financial climate, all commercial banks face three key issues: liquidity, capital and asset quality.

The federal government took the extraordinary step of injecting nearly $350 billion into our industry as preferred stock in 2008. Although we reluctantly agreed that such a program was necessary because of the extreme stress in the financial system, we chose not to participate. We believe we are strongly capitalized with a healthy earnings stream to continue to grow our capital base without outside intervention.

More specifically, your company's financial position remains strong, as evidenced by:

- Our tangible equity-to-assets ratio was 8.3% at year end.
- We generated $117 million in retained earnings in 2008 to improve our capital ratios, while increasing our loan reserve from 1.3% to 1.5%, as a percentage of total loans.
- Our loan-to-deposit ratio is 92% with no brokered deposits, a well diversified mix due to limited wholesale funding and growth in non-CD deposits of 5%.

Other 2008 financial highlights include:

- Our total return to shareholders (stock appreciation and dividend) was 5% compared to an average (26)% for the 50 largest U.S. commercial banking companies. Over the last five years, our shareholders have had a 5% total return compared to a (6)% total return for the NASDAQ Bank Index.
- In 2008, your company paid a dividend of $0.952 per share, marking the 40th consecutive year of year-over-year dividend increases to our shareholders. We declared a regular dividend for the first quarter 2009 at our February Commerce Bancshares board meeting.
- Net interest income increased 10% to $593 million in 2008 while core fee income increased 2%. Your company continues to focus heavily on payment system and money management businesses.
- Non accrual loans and foreclosed real estate increased to $79 million, or 0.70% of loans. Although our increased loan reserve provides a 237% coverage of these loans, we continue to be concerned about how a deteriorating economy will further stress the operating results of our commercial customers.

**In 2008, your company paid a dividend of $0.952 per share, marking the 40th consecutive year of year-over-year dividend increases to our shareholders.**

- Return on assets was 1.15%, and return on equity was 11.83%, compared to the average of banks in the KBW Bank Sector (large cap) Index of 0.02% and 0.5%, respectively.
- Underscoring these results, Commerce ranked seventh among the 150 top-performing banks in the First Quarter 2009 issue of *Bank Director* magazine, up from 15th in 2007. The magazine's 2008 Bank Performance Scorecard rates financial institutions in three important areas: profitability, capital adequacy and asset quality.

CASH DIVIDENDS PER SHARE




## INVESTING FOR THE FUTURE

For many years, our business model has focused on our customers' fundamental financial needs, beginning with their need for payment systems – paper, card and electronic. The strengths we have built in this core franchise, along with those in our two other primary franchises – wealth management and traditional bank credit products – allow us to fully serve our customers' needs, while diversifying our revenue streams.

Proper execution of this model depends on a highly trained and engaged workforce that is successful in building long-term relationships with our customers. The better we understand our customers' needs, the more successful we are in offering solutions that address them.

While this business approach has long served us well, its advantages can be masked in a strong economy when money is flowing freely. As global economic conditions have deteriorated, the long-term value and sustainability of our approach has become clearer, not only to us within the bank, but to prospective customers and prospective employees as well. We were pleased to learn that Commerce, for example, ranked first among banks in the Midwest in J.D. Power and Associates 2008 Retail Banking Satisfaction Study℠.

**We have entered a "once-in-a-decade" period when we are winning substantial numbers of new customers from banks of all sizes.**

While accolades are nice, concrete proof is nicer. We have entered a "once-in-a-decade" period when we are winning substantial numbers of new customers from banks of all sizes. In 2008, we added to our bench strength across our footprint as well, attracting experienced officers who embrace our business model and relationship-banking approach. We welcome them all.

The key to our success will now depend on keeping these and all our employees focused on meeting our customers' needs, while also exercising prudent expense management. In 2008, our efforts included clearly defining the competitive advantages of our various products and training employees to articulate them. Our continued investment in training and development is especially important in maintaining a fully engaged workforce. Since we began to measure our employee engagement in 2004,

EMPLOYEE ENGAGEMENT COMPARISON




* 2007 Global Workforce Study Engagement Index (U.S. Study)

it has risen steadily, reaching a 2008 favorable rating of 89%, compared to a bank industry norm of 68%.

Our customers' satisfaction also depends on our success at making it easy and beneficial for them to do business with us. That is why we continue to invest in technologies that add value to our customer relationships, including:

- Image Capture – In 2008, Commerce implemented a new image-processing platform that converts paper checks to electronic images for faster, more efficient processing. Used initially to support the Commerce ATM network, the platform also allowed us to extend business hours in Colorado, where the branch uses it to capture check images. The branch-capture functionality will be expanded in 2009 to encompass additional branches, achieving anticipated transportation savings of more than $600,000 annually.




Commercial customers are also taking advantage of imaging technology through our various remote deposit applications, whereby they can electronically deposit paper checks with the bank, creating operating efficiencies and faster collection times.

• ATM Upgrade – In 2007, Commerce became the first bank in our markets to introduce ATMs that make an electronic image of all check deposits, eliminating the need for deposit slips. In 2008, we completed the implementation of this time- and money-saving technology, which improves customer confidence in ATM deposits and increases usage of this lower-cost channel. The technology also reduces the company's ATM servicing costs by $1.1 million annually.

• IVR Service Expansion – IVR (interactive voice response) technology provides our customer with a fast, secure way to transfer funds and get account information over the telephone. In 2008, we expanded the services available through IVR to include current day activity with more expansion planned for 2009.

• Instant Issue Visa® Check Card – In 2008, Commerce piloted new technology that allows customers to open a checking account and receive a fully functioning check card and PIN # on the spot. Thanks to new technology that enables branches to print customer names on check cards on-site, the program eliminates the traditional up-to-10-day waiting period for a check card to arrive in the mail. Introduced initially at branches on or near college campuses, the technology will be rolled out further in 2009.

• Checking Product Enhancements – Customers benefited in 2008 from enhancements to our premier checking packages, which now offer free ATM access nationwide. Deluxe ID TheftBlock® coverage was also added as a free service to our checking account customers.

• Website and Online Banking – The "face of Commerce" most seen by our customers is our website, www.commercebank.com, which averaged more than 3 million visits per month in 2008, up 17% from the year before. To improve our customers' online experience, we undertook a major makeover of the website in 2008, which went live in January 2009. Customers are discovering many new features and easier-to-find, well-organized information that should improve their online experience. With our 2008 addition of mobile banking services, customers can now also transfer funds, view account balances, activity and more from their cell phones and other handheld devices. They can also take advantage of an email alert system notifying them of low account balances, receipt of deposits and security-related issues.

**Our customers' satisfaction also depends on our success at making it easy and beneficial for them to do business with us.**

While our customers are increasingly comfortable with transacting day-to-day financial business online, our employees remain our single most important "face" in the everyday marketing of Commerce. Maintaining a strong physical presence in the communities we serve, therefore, remains a priority.

With our growing operations in Tulsa and Denver, we have outgrown our original Missouri-Kansas-Illinois footprint to become a truly regional bank, with 222 full-service branches and 404 ATMs in five states, and commercial offices in another two contiguous states. To further capitalize on our wider distribution system and support cross-selling efforts system-wide, we added pre-approved credit card offers to our branch system in 2008.

In 2008, we grew our geographic diversity by opening a sales office in Nashville and expanding our presence in Cincinnati. Staffed with experienced commercial bankers, these offices provide a platform from which to expand our payment system, asset management and credit product services to targeted companies in the region.




We continued to make progress toward our goal of being the bank of choice for small businesses in our markets as well. A key contributor to our success is our community outreach, where we emphasize our appreciation for the unique challenges faced by small businesses and our particular strengths in serving this important sector.

In 2008, we expanded our small business banking sales force by 33%, resulting in a 6% increase in the number of business deposit accounts and a 16% increase in deposit balances. We are finding that our time- and money-saving technology is particularly important to small business. Online banking accounts among small businesses grew by 18% in 2008, and debit card transactions grew by 13%, with approximately 41% of all small business accounts now maintaining a debit card relationship.

**Commerce ranked seventh among the 150 top-performing banks in the First Quarter 2009 issue of *Bank Director* magazine, up from 15th in 2007.**

Remote deposit, which allows business customers to deposit their paper checks directly into their depository account from their office, continues to gain acceptance as companies look to gain efficiencies and reduce processing costs. Remote deposit volume increased by 73% in 2008, with monthly dollar deposits now exceeding $1 billion. Significant enhancements are expected to increase demand for this service in 2009.

The Small Business Administration recognized our accomplishments when it named Commerce the 2008 SBA Financial Services Champion of the Year in Kansas City. The award recognizes the financial institution that best supports the needs of the small business community. In a survey of nearly 17,000 companies with sales of $10 million to $500 million by Greenwich Associates, Commerce was also named a top Midwest bank in overall satisfaction and treasury management in its "Excellence In Middle Market Banking" awards.

## OVERVIEW OF OPERATIONS

Reduced economic activity and higher unemployment put stress on our customers and communities in 2008. Commerce's three core franchises responded by remaining focused on customer satisfaction.

The payoff for staying attentive to customer service, accordingto J.D. Powers, is "more highly committed customers who contribute to their bank's profitable annual balance growth." Our experience in 2008 bears that out.

### Payment Systems

Our payment systems continue to be our most valuable franchise and the core of our business model. Roughly 54% of our total 2008 revenue and 81% of our pre-tax profits were generated by this business, which includes both fees and interest spread on deposits.

Our fastest growing business within payment systems is our commercial card program. These cards (purchasing, travel and entertainment) provide exceptional functionality, helping us continue to gain market share.

To further grow this important and rapidly expanding business, we doubled our commercial card sales force in 2008 and extended our reach across 48 contiguous states. Our growth rate in expansion markets in 2008 was 200%. In Tulsa and Denver alone, we added 14 new payment system relationships.

**To further grow this important and rapidly expanding business, we doubled our commercial card sales force in 2008 and extended our reach across 48 contiguous states.**




Our purchasing card sales volume grew in 2008 at a rate of 53%. We are establishing ourselves as the healthcare industry's premier card provider, increasing our penetration by 50% in 2008.

Our retail debit card business continued to outperform industry standards. In 2008, Commerce customers, on average, used their debit cards more frequently and had higher monthly spending totals than our peers and the top 20 debit card issuers in the Visa® system.

The investment our company has made in a comprehensive array of well-developed card products for both businesses and consumers pays other dividends as well. In addition to more precisely meeting the needs of any consumer or business customer, our broad selection of products allows us to leverage high-volume relationships with our processing partners.

Moving into 2009, we expect lower retail sales to reduce our fees associated with credit and debit card usage, two major sources of fee income. As one tool in combating these issues, we have enhanced our rewards platform for both our consumer and small business credit card to focus on highly profitable, high-spending consumers and small businesses.

We also continue to enrich our payment systems' functionality, while tightly managing expenses on the back end. In 2008, we enhanced our Image Lockbox services to allow our business customers to send us image files that can be deposited as image checks or converted to ACH items, whichever is the more efficient for them. Similarly, our new Lockbox Exceptions service allows our customers to resolve exception payments faster and more easily without holding up processing of their deposit.

On the back end, we reduced expenses associated with paper check clearing as additional Image Exchange systems came online. By no longer returning paper checks with our customer statements, we are saving more than $400,000 annually.

**Lending and Risk Management**

The deteriorating economy had a sobering effect on the asset quality performance of the financial services industry. Increasing unemployment and lower income levels placed a high degree of stress on an over-leveraged consumer segment. The effect was apparent in the increasing level of loan losses in virtually all consumer credit products.

Nowhere was it more evident than in residential mortgage portfolios, particularly those weighted down by sub-prime mortgage products and loans underwritten with little or no documentation of the borrower's capacity to repay. As part of our long-term business strategy, Commerce elected not to underwrite or originate sub-prime residential mortgages or carry them in our loan portfolio. As a result, the credit losses we sustained in this portfolio segment remain a very small fraction of industry measures.

**As part of our long-term business strategy, Commerce elected not to underwrite or originate sub-prime residential mortgages or carry them in our loan portfolio.**

We were not immune to the increases in credit risk that the industry experienced in credit card and consumer installment loan portfolios. While the increase in losses had a substantial and material impact on total credit losses when compared with prior years, our results have been significantly better than industry averages over time, and that remains true in 2008.

We noted in last year's report that residential development and home values would be a significant challenge for the national economy. That proved to be an understatement. While faring significantly better than high-growth markets in California, the Southwest and Florida, the residential development and

TANGIBLE COMMON EQUITY to ASSETS




homebuilding industry in St. Louis, Kansas City and our community markets has suffered as well. Our exposure to these portfolio segments is lower than midsize and community bank averages. With our commercial credit problems largely concentrated in our residential construction and development loan portfolio, our overall measures of non-performing loans and credit losses are still very strong when compared with industry averages.

As a result of increasing credit losses, we more than doubled our loan loss provision from $43 million in 2007 to $109 million in 2008. With continuing concern for weaknesses in the economy and the consumer and commercial constituencies we serve, we predict a similar provision strategy in 2009. If economic recovery is sluggish in 2009, or stalls until 2010, we could see further deterioration in other portfolios, such as income-producing real estate and business loans for working capital and owner-occupied business real estate.

**Lipper recently ranked the Commerce Missouri Tax-Free Intermediate Bond Fund as the top U.S. fund in its category for its 10 year performance ending in 2008.**

**Wealth and Asset Management**

Our wealth and asset management businesses continued to contribute solid sales and revenue growth in 2008, despite the pressure put on asset management fee income during the last four months of the year.

The Commerce Trust Company substantially mitigated the impact of the severe market downturn through strong sales, improved account retention and superior investment performance for our clients. Trust Company revenue (including Private Banking) grew by about $4 million or 4% in 2008 over 2007, and consolidated profit increased by $400,000 or 1%, a significant achievement in a difficult year.

The Trust Company's asset management sales reached an all-time high in 2008, with $7.1 million in new annual fees, an increase of 17.1% over 2007. Private banking sales were also strong, with loans increasing by 6.2% to $686 million and deposits growing by 12% to $874 million.

These sales results were driven, in part, by successful execution of the first phase of a three-year strategic growth plan developed in 2007. A key element of this plan involves expanding the Trust Company's traditional sources of new business, including greater penetration of wealth management opportunities with Commerce's commercial and retail customers, as well as increased marketing to targeted referral sources outside the bank.

As a result of this initiative, new asset management business sourced from commercial referrals increased by 86% in 2008 to $1.2 million in annual fees. A new data mining-driven initiative to identify wealth management prospects in Commerce's retail customer base is expected to fuel additional sales growth in 2009.

In 2008, account retention also improved for the fourth consecutive year to 95%. These results suggest that the value proposition we offer in wealth management – which centers on objective financial advice, a conservative, long-term approach to investing and attentive personal service – is satisfying the needs of our clients and helping them achieve their goals.

The Trust Company's balanced approach to investment management served our clients well in an extraordinarily volatile year. Although absolute returns were generally negative, the combination of our asset allocation advice, manager selections and careful monitoring of risk, allowed Commerce Trust to outperform its peer managers in many categories.

As of December 31, 2008, all eight Commerce Funds portfolios had outperformed a majority of their peers for the

most recent one- and three-year periods, based on Lipper rankings. Lipper, in fact, recently ranked the Commerce Missouri Tax-Free Intermediate Bond Fund as the top U.S. fund in its category for its 10-year performance ending in 2008. Our success in selecting high-quality outside managers is reflected in our 72% "batting average" in selecting outperforming managers over the most recent five-year period.

Our capital markets, brokerage and insurance businesses saw strong revenue gains in 2008 as well. Revenue from these units was $39 million, up 24% over 2007. Activity was particularly strong in our capital markets group, with fixed income sales reaching record levels. The bank sales group, which sells fixed income products to correspondent banks, had a record year, driving overall capital markets group revenue. While brokerage and insurance revenues were up 8% in 2008, these gains were muted by the difficult selling environment in the final quarter of the year.

To support the future growth of our wealth management business, we continue to invest in technology, such as the 2008 enhancements to our family office online platform that allow Trust Company clients to, among other things, securely store and retrieve images of important family documents online.

Investment training and client service refresher courses are helping our client contact staff stay abreast of our continuously expanding array of investment products and services, and deliver on our value proposition. The sales people in all our wealth management units expect to use the current market conditions to gain market share.

## OUTLOOK FOR 2009

The severe stress on our financial system and the restructuring of many major institutions have created many risks and opportunities for commercial banks.

Commerce Bancshares will face a difficult operating environment in 2009, while continuing to focus on our strategic plan as a relationship-oriented super-community bank.

In the short run, a financial system that wants to take less risk coupled with a very weak economy puts tremendous pressure on commercial bank profits and asset quality. But in the long run, this adjustment could be very good for financial intermediaries like Commerce because more business should utilize the banking system seeking the protection of our capital.

In fact, a need for stability and risk aversion is bringing prospects and customers back to well-run and well-capitalized banks. Our core relationship-oriented strategy, along with our focus on deposits and the payment system, is allowing us to grow our business with high satisfaction ratings from our customers. We are seeing and expect to see even more sales opportunities with prospects who want to do business with Commerce Bank.

**A need for stability and risk aversion is bringing propects and customers back to well-run and well-capitalized banks.**

We are proud of our company and its relative performance in these extraordinary times. Your company has worked hard for many years to build a strong culture that focuses on building relationships and managing risk.

We are now prepared to focus on the year ahead and whatever it brings. We can and will emerge from this recession as an even stronger company if we are attentive to our customers and the attendant risks we now face. As always, we thank you for your support and are committed to enhancing the long-term value of the Commerce franchise.



**David W. Kemper, Chairman**

**COMMERCE BANCSHARES, INC. FEBRUARY 24, 2009**

## DELIVERING ON OUR PROMISE

Every story of success begins with a dream. Perhaps the dream is to be the very best chocolate maker. Or to become an owner of a company that you helped grow. Or maybe it is to discover the next "big idea" and then market it to the world. Even in the best of times, it takes the guidance and support of professionals you can trust to make such dreams come true. In trying economic times, you need them even more. That is why, in good times and in bad, you'll always find Commerce asking our customers questions, listening to their needs and offering solutions that address them. It's the best way we know to deliver on our customer promise. It's the only way we know to support our customers' success.

## 2008 COMMERCE CUSTOMER SUCCESS STORIES




**11** | *Building a Successful Family Business from Scrap.* Cap and Skip Grossman's plan to grow their third-generation family business meant expanding into the scrap metal market for old cars and appliances.




**12** | *A Cooperative Approach to Growth.* To support its continuing growth, United Suppliers looked for bankers who understood both agricultural cooperatives and the agribusiness industry.



**13** | *The Business of Chocolate.* Alan McClure's passion for making artisan dark chocolate has food critics from *The New Yorker* to the *LA Times* taking notice.



**14** | *Designing Their Own Destiny.* With financing from Commerce, Sega's employee-owners were able to purchase their engineering firm from its owners, as well as to construct a new headquarters building.



**15** | *Taking Care of Business.* Commerce manages the details so entrepreneurs Joe and Judy Roetheli can use the proceeds from the sale of one business to support the growth of others.




**16** | *Getting Greener Every Day.* Commerce's commitment to environmentally responsible business practices is not only helping to save the planet, it's saving the bank money, too.



**17** | *One Smart University.* Commerce teamed up with Fort Hays State University to provide students with one ID card they can use for everything from accessing financial-aid funds to paying for pizza.



**18** | *Turning a Hospital Accounting Department into a Revenue Center.* St. Elizabeth Medical Center turned to Commerce for an automated accounts payable program that would mirror the hospital's existing invoice process.



*Left:* **Cap** *and* **Skip Grossman** *have seen their scrap metal business volume more than double since adding a "mega-shredder" financed by Commerce. Below, from left:* **Pat Held,** *senior vice president, Private Banking;* **Tim Conway,** *senior vice president, Business Banking;* **Seth Leadbeater,** *chairman and chief executive officer, Commerce Bank, St. Louis Region; and* **Skip Grossman,** *executive vice president, and* **Cap Grossman,** *president, Grossman Iron & Steel.*



## Building a Successful Family Business from Scrap

GROSSMAN IRON & STEEL
ST. LOUIS, MISSOURI

*One of the Midwest's largest scrap metal processors and re-sellers*

Cap and Skip Grossman had two goals when they updated the strategic plan for their family's scrap metal business in the mid-1990s. First, they wanted to maintain the "customer-focused" philosophy that had been the company's hallmark since 1920. Second, they wanted to grow.

In 2004, the brothers adopted the next phase of their plan when they decided to expand into the scrap market for old cars and appliances. Only one thing stood in their way: the $20 million needed to purchase a "mega-shredder" that could shred a 3,000-pound automobile in six seconds, and process scrap at a rate of more than 300 tons per hour. It would be the largest acquisition in the company's history.

Plans in hand, Skip and Cap met with several banks. "Not all banks support commodity-based businesses like ours," says Skip. "But, as we discovered, not all banks understand commodity-based businesses like Commerce."

**"The people of Commerce rolled up their sleeves and spent the time to understand our business as well as any of us here. And that has proved invaluable to us."**

Such business knowledge was essential. It enabled Commerce to structure a flexible equipment financing and operating line of credit package that mirrored the price volatility in the scrap metal business.

Since adding the mega-shredder, Grossman Iron & Steel's business volume has more than doubled. The company's banking relationship with Commerce has also increased commensurately. The Grossmans today look to Commerce for everything from equipment loans and operating capital, to treasury and private banking services, to foundation and profit-sharing plan management.

"Whatever we've needed, Commerce has been right there to support us," says Cap. "We couldn't have done this without them."




*Left:* **Roger Krull,** *controller and secretary, and* **Keith Jensen,** *chief financial officer, both of United Suppliers, look to Commerce for time- and money-saving solutions for the agricultural cooperative. Below, from left:* **Lance Holden**, *senior vice president;* **Adam Otte**, *officer; and* **Wayne Lewis,** *vice president and team leader, all with Commerce Bank's Agribusiness and Food Processing Group; and* **Keith Jensen** *of United Suppliers.*




## A Cooperative Approach to Growth

UNITED SUPPLIERS, INC.
ELDORA, IOWA

*A cooperative of 1,025 independent agriculture dealers in 17 states*

United Suppliers got its first loan from Commerce in 1998 when the agricultural cooperative was building a fertilizer warehouse in St. Joseph, Missouri.

"We're not like other businesses," says Keith Jensen, the co-op's chief financial officer. "Our owners – mostly local grain elevators – are also the customers for our chemical and fertilizer products. We need a bank that understands both our organization and the agribusiness industry."

Commerce's Agribusiness and Food Processing Group fit the bill, and a new banking partnership was born.

Since that first term loan, United Suppliers' business has grown substantially, and its relationship with Commerce has grown with it. The $1.5 billion company has more than doubled its revenues over the past decade. Commerce has supported that growth through a revolving line of credit, lock box services, and vehicle and equipment leasing programs. "Commerce doesn't just sell us products, they bring us ideas," Keith says. "They look at situations differently and then offer solutions, like purchasing cards, that save us time and money.

"I look at our two organizations as being somewhat similar," he adds. "There are bigger banks, and there are bigger companies in the agriculture industry. But we're both large enough to provide a variety of solutions, yet small enough to make the other feel like a valuable customer."

**"If there's an issue in the agriculture industry that comes out of nowhere, Commerce is usually aware of it before we are. They have a level of commitment to our industry that ordinary banks don't have."**

# The Business of Chocolate

**PATRIC CHOCOLATE**
**COLUMBIA, MISSOURI**

*Makers of small-batch artisan dark chocolate*

When Alan McClure dug into his Easter basket as a child, he was always disappointed with the chocolate bunnies. "It wasn't real chocolate," he recalls. "I knew it could be better."

And thus began Alan's quest for a "better chocolate." Today, the chocolate maker creates artisan chocolate of such remarkable quality that food critics from *The New Yorker* to the *LA Times* have taken notice.

And so have chocolate-lovers nationwide. Since completing his first micro batch in early 2007, Alan has expanded distribution to more than 60 fine-food stores. In 2008, sales quadrupled.

"By early 2008, I knew I had a product people wanted," says Alan, who self-financed his startup. What he needed next was operating capital to help his business grow. With that in mind, he approached two banks he'd learned about through a small business development center.

"The first banker didn't even open the file I brought along," Alan recalls. "But with Commerce, it was different. Bob Hull gave me all the time I needed, and he listened." Within months of that meeting, Commerce arranged a line of credit for Patric Chocolate backed by a Small Business Administration guarantee.

"Meeting with a banker can be intimidating," Alan says. "But Commerce is anything but intimidating. They understand."




*Above: A line of credit from Commerce is helping* **Alan McClure** *meet growing demand for his artisan dark chocolate. Right, from left:* **Alan McClure,** *owner and chocolate maker, Patric Chocolate;* **Valerie Shaw,** *executive vice president, Regional Retail Administration; and* **Bob Hull,** *small business banking specialist.*



## Designing Their Own Destiny

SEGA INC.
STILWELL, KANSAS

*A 100% employee-owned engineering firm*

When the owners of Sega offered to sell the engineering firm to their 93 employees in 1995, the employees were eager to buy. But their expertise was in energy production and distribution design, not Employee Stock Ownership Plans. They needed help in financing the purchase.

"Commerce was the only bank that showed faith in our employees and was willing to support us," says Cindi Keegan, Sega's chief financial officer.

The ESOP, it turned out, wasn't the only thing Sega employees wanted. Scattered throughout six properties, the employee-owners wished to consolidate operations at a single location. Commerce financed both the ESOP's purchase of company stock as well as the loan the firm needed to build a new headquarters.

Soon the firm was receiving all of its banking services from Commerce, including a working capital line of credit, a wholesale lockbox, Benefits Banking for Sega employees, online banking and more.

"Commerce is a good fit for us, with values similar to our own" says John Brown, Sega's current president and CEO. "They support the community and firms like ours. We want to return the favor."

Since the ESOP was completed, Sega has continued to grow. "By 2007, we had outgrown our building again," says John. "You can guess where we went to finance our addition."

**"We would never have been able to grow and provide opportunities to our employees without Commerce Bank providing us the capital and the banking services to get things done. We are thankful to have them."**




*Above:* **John Brown** *and* **Cindi Keegan** *are among the employee-owners of Sega, Inc., which recently completed a major headquarters expansion financed by Commerce. Left, from left:* **Pam Hill** *and* **Byron McCallum,** *vice presidents, Commercial Lending;* **John Brown,** *president and chief executive officer, Sega, Inc., and* **Cindi Keegan,** *chief financial officer, Sega, Inc.*

*Left:* **Joe** *and* **Judy Roetheli** *depend on The Commerce Trust Company for financial solutions that allow them to fulfill their entrepreneurial dreams. Below, seated, from left:* **Marcia Ubben,** *vice president, The Commerce Trust Company;* **Tim Rice,** *vice president, Private Banking;* **Judy Roetheli,** *founder and president, S&M NuTec LLC; standing,* **John Melvin,** *vice president, Wealth Management;* **Matt Schmitt,** *vice president, The Commerce Trust Company; and* **Joe Roetheli,** *founder and CEO, S&M NuTec LLC.*



## Taking Care of Business

**JOE AND JUDY ROETHELI**
**KANSAS CITY, MISSOURI**

*The entrepreneurs who invented breath mints for pets*

In 1996, Joe and Judy Roetheli were just an ordinary couple – she, a school teacher and he, a government employee – when they became frustrated with their dog Ivan's bad breath. Finding no good way to treat it, they invented one: Greenies, a toothbrush-shaped dental chew.

Ten years and 750 million Greenies later, the Roetheli's sold their fast-growing business to Mars, Inc. and pondered their next move.

"We wanted to put our money somewhere that it could grow, but would still be easily accessible," recalls Joe. What the couple really needed, they discovered, was a team of advisors: an investment portfolio manager, trust administrator, private banker and wealth management consultant who would "take care of the details" so they could focus on their real passion: growing new businesses.

**"The people at Commerce understand us. Whatever we need, they take care of it at the drop of a pin."**

The Roetheli's search ended at The Commerce Trust Company. Already at home with Commerce from earlier banking relationships, the Roetheli's put their team to work creating financial solutions that supported their entrepreneurial inclinations. Within two years, the couple had amassed some 20 businesses, ranging from a spa to a construction tools company to a documentary film foundation.

"We've built a good working relationship," says Judy. "They help us get where we're going."




*Left: Commerce's new banking center in O'Fallon, Missouri, is the first bank building registered for LEED certification in the state of Missouri. From left,* **Mike Feulner,** *vice president, Corporate Real Estate; and* **Sandy Fults,** *vice president, branch manager, O'Fallon Banking Center. Below: By replacing 25-year-old air conditioning equipment in Commerce's Kansas City headquarters, the bank lowered its energy costs substantially.* **Steve Byrne** *is vice president, Corporate Facilities.*



## Getting Greener Every Day

**COMMERCE BANK**
**O'FALLON, MISSOURI**

*A sustainable approach to banking*

During the hot summer months, the demand for electricity can skyrocket. To meet it, electric utilities often add capacity that then lies idle at other times of the year.

But Kansas City Power & Light had a greener idea. Its leaders approached Commerce Bank with a proposal.

"They asked us to reduce the bank's energy consumption during peak times, and offered us a financial incentive to do so," says Steve Byrne, vice president of Corporate Facilities for Commerce. The bank's employees embraced the idea, and Commerce is now saving $30,000 a year for what Steve calls "doing the right thing."

"There's a cultural shift under way where our employees don't just welcome environmentally friendly programs, they expect them," says Mike Feulner, vice president of Corporate Real Estate. Mike oversaw the design and construction of Commerce's new O'Fallon Banking Center – the first "green" bank building in Missouri. Designed to use 24% less energy than similar facilities, the branch is a model for future construction and is registered for LEED (Leadership in Energy & Environmental Design) certification from the U.S. Green Building Council.

**"We want to build and operate our facilities in ways that are both environmentally and fiscally responsible. That means exploring alternatives and applying the most effective solutions around our system."**

"We're getting smarter about how to optimize energy use, recycle construction waste and more," Feulner adds. "It's helping save the planet, and it's saving Commerce money, too."

## One Smart University

**FORT HAYS STATE UNIVERSITY**
**HAYS, KANSAS**

*One of the nation's first universities to offer a Smart Card*

Back in the early 1990s when online banking was in its infancy, Fort Hays State University President Dr. Edward H. Hammond had an idea. A Florida university, he'd learned, had developed a special ID card that students could use for everything from checking out library books, to unlocking their dorm rooms, to paying for pizza off-campus. FHSU students, he thought, would like that as well.

But to create such a card, the university needed a banking partner. Of all the banks he approached, only one – Commerce – was interested.

"My first motive was to make life easier for our students, who were carrying multiple cards around campus," says Dr. Hammond. "But Commerce showed us how the card could save the university money as well."

How? Eighty percent of FHSU's 10,000 students receive financial aid funds at the beginning of each semester. Prior to the Tiger Card's introduction, refund checks were prepared and mailed by hand. Now funds are transferred electronically where students can access them immediately using their Tiger Cards.

"This process alone saves us more than $100,000 annually in postage, labor and other administrative costs," says Dr. Hammond. Commerce's on-campus branch and ATM deliver added convenience to students, faculty and staff as well.






*Above: With Commerce's help,* **Dr. Ed Hammond** *made Fort Hays State University one of the nation's first universities to offer a smart ID card system. Right, from left:* **Don Becker,** *assistant vice president, University Cards, Commerce Bank;* **Tom Thomas,** *community bank president, Hays, Kansas;* **Angela Stieben,** *branch manager, Fort Hays State University Banking Center; and* **Dr. Ed Hammond,** *president, Fort Hays State University.*




*Left:* **Steve Wagner** *and* **April Snedegar** *have turned St. Elizabeth Medical Center's accounting department into a revenue center by using an electronic payment system from Commerce. Below, from left:* **Steve Wagner,** *director of accounting, St. Elizabeth Medical Center;* **April Snedegar,** *controller, St. Elizabeth Medical Center; and* **Tim Sexton,** *vice president;* **Terry Carson,** *national account executive;* **Steve Bloemer,** *senior vice president, market manager, Cincinnati Region; and* **David Meier** *and* **Tim Kozeny,** *relationship managers, Commerce Commercial Card Services.*



## Turning a Hospital Accounting Department into a Revenue Center

ST. ELIZABETH MEDICAL CENTER
EDGEWOOD, KENTUCKY

*A "Distinguished Hospital for Clinical Excellence" five years running*

St. Elizabeth Medical Center had heard many times from banks hoping to provide purchasing cards for its managers and directors. But the hospital wasn't interested.

"That's not what we're about," explains Steve Wagner, director of accounting for the three-hospital system. "We want to maintain control of our expenses and invoice processing."

When Commerce called, however, the conversation was different. After learning about the hospital's accounting needs, Commerce bankers suggested not a purchasing card, but an automated accounts payable program that would mirror the hospital's existing invoice process. Instead of cutting checks, the hospital would pay participating vendors electronically, receiving a revenue share in return.

"We liked what we heard," Steve recalls, "but it seemed too good to be true." So he called other Commerce customers using similar programs. "They had nothing but good things to say about Commerce," he says.

With St. Elizabeth's blessing, Commerce started signing up vendors, who benefited from the faster guaranteed payments that the new payment system delivered. Within months, St. Elizabeth's was receiving thousands of dollars a month in revenue-sharing checks.

And that dollar amount is expected to grow. In late 2008, St. Elizabeth's merged with St. Luke's Hospital, creating the largest hospital system in northern Kentucky. "Our program has been a success," says Steve, "but we've only scratched the surface."

**"Commerce assured us that setting up the new automated accounts payable program would require much more work on their end than on ours. And that was absolutely the case."**

## COMMUNITY ADVISORS

A fundamental element of Commerce Bank's super-community strategy is the role of our Community Advisors. We believe that a deep understanding and a close relationship with the communities we serve can be achieved only when we are interwoven in the fabric of the market. Local civic and business leaders, serving as Community Advisors, provide the insight to local needs that ensures Commerce delivers on its promise. Following are the names of these ambassadors within each of our markets.

# Missouri

### BARRY COUNTY

Donald Cupps
*Ellis, Cupps & Cole*

William A. Easley, Jr.
*Retired, Commerce Bank, N.A.*

JoAnne Ellis
*Retired Educator*

Phil Hutchens
*Hutchens Construction*

Mike McCracken
*Commerce Bank, N.A.*

Eugene Miekley
*Miekley and Cupps, DVM Office*

Fred S. Osborn
*Commerce Bank, N.A.*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Keith Shumaker
*Shumaker Tire, Inc.*

Jerry Watley
*Able 2 Products Co.*

### BOLIVAR

John Himmel
*Commerce Bank, N.A.*

Jannis Keeling
*Keeling Accounting & Financial Services*

Craig Lehman
*Shelter Insurance Agency*

Robert Moreland
*Commerce Bank, N.A.*

Ed Peterson
*Century 21-Peterson Real Estate*

Dr. C. Pat Taylor
*Southwest Baptist University*

R. D. Vestal
*Vestal Equipment Co., Inc.*

### BRANSON

Patrick Cox
*State Park Marina*

Scott Earls
*The Vacation Channel*

Kevin Gerard
*Country Mart*

John Himmel
*Commerce Bank, N.A.*

Rob Johns
*Commerce Bank, N.A.*

Chris Lucchi
*MG Hospitality*

### CAPE GIRARDEAU

William H. Bess, II
*Bluff City Beer Company*

Leon Eftink
*The Remodeling Room*

W. Cliff Ford
*Ford & Sons Funeral Home, Inc.*

Alan Gregory
*Gregory Construction, Inc.*

Gregg E. Hollabaugh
*Commerce Bancshares, Inc.*

Mike Kasten
*Kasten Farms*

Richard R. Kennard
*Coad Chevrolet, Inc.*
*Coad Toyota*

John Layton
*Layton and Southard, LLC*

Todd Petzoldt
*East Perry Lumber Company*

Roger Tolliver
*Commerce Bank, N.A.*

Allen Toole
*Cape Electrical Supply, Inc.*

### CENTRAL MISSOURI

Mike Alden
*University of Missouri*

Dan Atwill
*Atwill & Montgomery, Attorneys*

Brent Bradshaw
*Orscheln Management Company*

Morris F. Burger
*Burger's Country Cured Hams*

Brad Clay
*Commerce Bank, N.A.*

Joe Hartman
*Retired, Commerce Bank, N.A.*

Gregg E. Hollabaugh
*Commerce Bancshares, Inc.*

Ron Hopkins
*Commerce Bank, N.A.*

George M. Huffman
*Pearl Motor Company*

Jack W. Knipp
*Knipp Enterprises*

Rick Kruse
*Retired, Boone National Savings & Loan Assoc.*

Dr. Mike Lutz
*Mike Lutz, DDS*

David A. Machens
*Machens Enterprises*

Teresa Maledy
*Commerce Bank, N.A.*

Jim McRoberts
*McRoberts Farms, Inc.*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Robert K. Pugh
*MBS Textbook Exchange*

Jim Rolls
*Associated Electric Cooperative*

James Schatz
*Commerce Bank, N.A.*

Valerie Shaw
*Commerce Bank, N.A.*

Steve Sowers
*Commerce Bank, N.A.*

Col. C. R. Stribling, III
*Missouri Military Academy*

Ken Tebow
*Commerce Bank, N.A.*

Mel Toellner
*Gold Crest Distributing & Songbird Station*

Jack Waters
*Tribune Publishing Co.*

Larry Webber
*Webber Pharmacy*

Dr. John S. Williams
*Horton Animal Hospital*

### EASTERN JACKSON COUNTY

Kevin G. Barth
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Jim Denning
*Discover Vision Centers*

Jay E. Dorst
*Commerce Bank, N.A.*

Bill Ferguson
*Commerce Bank, N.A.*

Todd E. Gafney
*Commerce Bank, N.A.*

Gary Hawkins
*HSMC Certified Public Accountants, PC*

Kelly Hooker
*Commerce Bank, N.A.*

Robert Hormann
*Durvet, Inc.*

Rob Lund
*Realty Trust Group*

Mark Martin
*Formworks, LLC*

James Orr
*Mechanical Breakdown Protection, Inc.*

David Orscheln
*Ortran, Inc. / OIX, Inc.*

Edward J. Reardon, II
*Commerce Bank, N.A.*

Walter "Bud" Whisler
*Great American Title Company*

### HANNIBAL

C. Todd Ahrens
*Hannibal Regional Hospital*

David M. Bleigh
*Bleigh Construction Company and Bleigh Ready Mix Company*

John C. Grossmeier
*Hannibal Regional Hospital, Hannibal Regional Healthcare System*

Gregg E. Hollabaugh
*Commerce Bancshares, Inc.*

Jim Humphreys
*Luck, Humphreys and Associates, CPA, PC*

Jerold (Jerry) W. Lee
*Commerce Bank, N.A.*

Lee A. Steinman
*C & S Companies, Inc.*

*Missouri Continued*

**HARRISONVILLE**

Robert W. Atkinson
*Retired*

Connie Aversman
*Commerce Bank, N.A.*

Larry Dobson
*Real Estate Investments*

Elvin S. Douglas, Jr.
*Crouch, Spangler & Douglas*

Julia Hampton
*Julia Hampton, CPA, PC*

Martin E. Ismert
*Schier Plumbing*

Scott Milner
*G.R. Milner Ford*

Laurence Smith
*Reece & Nichols Smith Realty*

Larry Snider
*Snider & Swopes Optometry*

**JOPLIN**

David C. Humphreys
*TAMKO Roofing Products, Inc.*

Dr. Richard E. LaNear
*Missouri Southern State University*

Barbara J. Majzoub
*Yorktown Properties*

Fred S. Osborn
*Commerce Bank, N.A.*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Peter B. Ramsour
*Able Products, Inc.*

Eric Schnelle
*S&H Farm Supply, Inc.*

Russell G. Smith, II
*MYRUSH Futures Investment Properties*

**KANSAS CITY**

Kevin G. Barth
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Clay C. Blair, III
*Clay Blair Services Corp.*

John O. Brown
*Retired, Commerce Bancshares, Inc.*

Lee A. Derrough
*Hunt Midwest Enterprises, Inc.*

Earl H. Devanny, III
*Cerner Corporation*

Stephen D. Dunn
*J.E. Dunn Construction Co., Inc.*

Stephen Gound
*Labconco Corp.*

C. L. William Haw
*National Farms, Inc.*

Jonathan M. Kemper
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

David Kiersznowski
*DEMDACO*

Dennis A. Mullin
*Steel & Pipe Supply Company, Inc.*

Karen L. Pletz, J.D.
*Kansas City University of Medicine and Biosciences*

Edward J. Reardon, II
*Commerce Bank, N.A.*

Jerry D. Reece
*Reece & Nichols*

Edward J. Schifman
*Veco Holdings, LLC*

Ladd M. Seaberg
*Midwest Grain Products, Inc.*

Charles S. Sosland
*Sosland Publishing Company*

Thomas R. Willard
*Tower Properties*

Susan S. Witcher
*Faultless Laundry Company, Inc.*

Hugh J. Zimmer
*Zimmer Companies*

**LEBANON**

Jerry N. Benson
*Retired, Commerce Bank, N.A.*

Hugh V. Corry
*Hardware Electric & Plumbing Supply Company*

Brian Esther
*Commerce Bank, N.A.*

Lester M. Evans
*Cattleman*

John Himmel
*Commerce Bank, N.A.*

Harold Storck
*Cattleman*

Dan M. Waterman
*CPA*

**POPLAR BLUFF**

Bill R. Brandt
*Commerce Bank, N.A.*

Larry Cotrell
*Butler County Coroner*

Luther P. Godwin
*Ozark Ridge Golf Course*

Bob Greer
*John M. Greer Construction Co.*

Gregg E. Hollabaugh
*Commerce Bancshares, Inc.*

James P. McLane
*McLane Livestock Transport, Inc.*

Samuel P. Spain
*Spain Merrell & Miller*

Austin Tinsley, IV
*Ozark Physical Therapy*

Roger Tolliver
*Commerce Bank, N.A.*

Ben Traxel
*Dille and Traxel, LLC*

**ST. JOSEPH**

Robert J. Brown, Jr.
*Robert J. Brown Lumber Company*

Scott Burnham
*CBIZ, BCK&W Insurance Services*

James H. Counts
*Attorney at Law*

Richard N. DeShon
*Artesian Ice & Cold Storage*

Pat Dillon
*Heartland Health*

Karen M. Graves
*Civic Leader*

Pete Gray
*Gray Automotive Products Co.*

William J. Hurley
*Smurfit/Stone Container Corporation*

Corky Marquart
*Commerce Bank, N.A.*

Dr. Scott Murphy
*Murphy-Watson-Burr Eye Center*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Edward J. Reardon, II
*Commerce Bank, N.A.*

Judy Sabbert
*Heartland Foundation*

Steve Schram
*Agri-Laboratories, Ltd.*

Bradley D. Scott
*Commerce Bank, N.A.*

Emil H. Sechter
*Commerce Bank, N.A.*

**ST. LOUIS METRO**

Charles L. Drury, Jr.
*Drury Hotels*

Todd Epsten
*Major Brands, Inc.*

Joseph Forshaw, IV
*Forshaw of St. Louis*

James G. Forsyth, III
*Moto, Inc.*

Juanita Hinshaw
*H & H Advisors*

Donald A. Jubel
*Spartan Light Metal Products*

David W. Kemper
*Commerce Bancshares, Inc.*

Alois J. Koller, Jr.
*Koller Enterprises, Inc.*

Kristopher G. Kosup
*Buckeye International, Inc.*

Seth M. Leadbeater
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

John B. Morgan
*Subsurface Constructors, Inc.*

Victor L. Richey, Jr.
*ESCO Technologies, Inc.*

Jerome M. Rubenstein
*Bryan Cave, LLP*

Steven F. Schankman
*Contemporary Productions, LLC*

James E. Schiele
*St. Louis Screw & Bolt Co.*

Todd Schnuck
*Schnuck Markets, Inc.*

John (Jack) A. Schreiber
*Commerce Bank, N.A.*

Earl E. Walker
*Carr Lane Manufacturing Co.*

Kelvin R. Westbrook
*KRW Advisors, LLC*

**ST. LOUIS METRO EAST**

William Courtney
*Helitech Concrete & Structural Repair*

Mona Haberer
*Hortica Insurance & Employee Benefits*

Scott Lively
*GMCH Certified Public Accountants*

James Rauckman
*Rauckman High Voltage Sales, LLC*

Garrett Reuter
*Greensfelder, Hemker & Gale, P.C*

Dr. James T. Rosborg
*McKendree University*

Terry W. Schaefer
*Retired, Commerce Bank, N.A.*

Dr. Ed Szewczyk
*Eye Physicans & Surgeons of Belleville*

*Missouri Continued*

**ST. LOUIS CENTRAL/NORTH**

Cyrus Blackmore
*Blackmore & Glunt, Inc.*

Herbert (Herb) S. Jones
*Messenger Printing & Publishing, Inc.*

Stephen Mattis
*Allied Industrial Equipment Corporation*

Lisa D. McLaughlin
*Polsinelli Shalton Flanigan Suelthaus P.C.*

Richard C. Mueller, Jr.
*Bopp Funeral Chapel*

Howard Nimmons
*Howard A. Nimmons CPA, P.C.*

Carl A. Rausch
*Retired*

Greg W. Schmittgens
*Humes & Barrington, LLP*

Don Zykan
*Zykan Properties*

**ST. LOUIS SOUTH**

Dr. Maria C. Albano
*Physician, Retired*

Michael D. Allen
*Hoya Optical*

Phillip J. Amato
*City Councilman, City of Arnold*

Thomas E. Muzzey
*One Call Concrete Construction, Inc.*

Louis J. Naeger
*Louis J. Naeger & Associates*

Lee Thurman
*Thurman, Shinn and Company*

**ST. LOUIS WEST**

Richard K. Brunk
*Attorney at Law*

James N. Foster
*McMahon, Berger, Hanna, Linihan, Cody & McCarthy, P.C.*

Jack Hoffmann
*Milestone Solutions*

Richard E. Hrabko
*Lambert St. Louis International Airport*

Stuart Krawll
*Beam of St. Louis, Inc.*

Howard M. Rosen
*Conner Ash, P.C.*

Jim Shubert
*Shubert Design*

Bill Voss
*American Family Insurance*

**ST. LOUIS EAST**

Tino DiFranco
*Tropicana Bowling Lanes*

J. L. (Juggie) Hinduja
*Sinclair Industries, Inc.*

Myron J. Klevens
*Organizational Development Strategies*

Patrick N. Lawlor
*Lawlor Corporation*

McGraw Milhaven
*Talk Show Host – KTRS*

Dennis Scharf
*Scharf Tax Services*

Richard C. Ward
*Zimmer Real Estate Services, L.C./ONCOR International*

**ST. CHARLES COUNTY**

Gaspare Calvaruso
*SSM St. Joseph Health Center*

John M. McGuire
*St. Charles Community College*

Peter J. Mihelich, Jr.
*Goellner Promotions*

Duane A. Mueller
*Cissell Mueller Construction Company*

Tarlton J. Pitman
*Pitman Funeral Home, Inc.*

David Ross
*Barnes-Jewish St. Peters Hospital*

William J. Zollmann, III
*Attorney at Law*

**SPRINGFIELD**

Roger Campbell, Jr.
*Campbell Ford-Mercury, Inc.*

Kenneth L. Carter
*Rankin Company*

John Cox
*Commerce Bank, N.A.*

Steve Eoff
*D & E Plumbing & Heating*

Karen Garwitz
*Hoffman Supply Company*

Joe C. Greene
*Husch Blackwell Sanders LLP*

Bunch Greenwade
*G & H Contractors, LLC / Rancher*

Robert A. Hammerschmidt, Jr.
*Commerce Bank, N.A.*

John Himmel
*Commerce Bank, N.A.*

Seth M. Leadbeater
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Mary Kay Meek
*Try-Meek, Inc.*

Alvin D. Meeker
*Retired, Commerce Bank, N.A.*

James F. Moore
*Investments*

Rob Murray, III
*R. B. Murray Company*

Keith Noble
*Commerce Bank, N.A.*

Richard Ollis
*Ollis & Company Insurers*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

B. Glenn Robinson
*Grand Country Square*

## Kansas

**BUTLER COUNTY (EL DORADO)**

Eugene S. Adams
*Retired*

Ray L. Connell
*Connell & Connell*

Mark Utech
*Commerce Bank, N.A.*

Dr. Jackie Vietti
*Butler Community College*

**COLUMBUS**

Jay Hatfield
*Jay Hatfield Chevrolet*

Wesley C. Houser
*Retired, Commerce Bank, N.A.*

Don Kirk
*H & K Campers Inc.*

Charles Norris
*Investments*

Fred S. Osborn
*Commerce Bank, N.A.*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Jane Rhinehart
*Commerce Bank, N.A.*

Darrel Shumake
*Attorney at Law*

**GARDEN CITY**

Richard Harp
*Commerce Bank, N.A.*

Caverly Hart
*The Finnup Foundation*

Dr. Gloria Hopkins
*Fry Eye Associates*

Dennis Kleysteuber
*Kleysteuber & Gillen Inc.*

Dr. Tom Koksal
*Plaza Medical*

Dr. Grant Larkin
*Grant Larkin, DDS*

Stewart Nelson
*GMCN Architects*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Lee Reeve
*Reeve Cattle Company*

Itzel Rodriguez
*Garden City Community College*

Patrick Rooney
*Rooney Agri Business*

Adam F. Steven
*Commerce Bancshares, Inc.*

Pat Sullivan
*Sullivan Analytical Service, Inc.*

Bob Tempel
*WindRiver Grain, LLC*

Craig Wheeler
*Commerce Bank, N.A.*

**HAYS**

James W. Aubel
*A & A Coors*

D. G. Bickle, Jr.
*Warehouse, Inc.*

Kurt David
*Eagle Communications, Inc.*

Ken Johnson
*Retired*

Gail Kuehl
*Kuehl Operations*

Earnest A. Lehman
*Midwest Energy, Inc.*

Mike Petrie
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

Adam F. Steven
*Commerce Bancshares, Inc.*

Thomas L. Thomas
*Commerce Bank, N.A.*

L. Earl Watkins
*Sunflower Electric Power Corp.*

Vance Westhusin
*Midland Marketing Co-op, Inc.*

*Kansas Continued*

**JOHNSON COUNTY**

**Kevin G. Barth**
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

**Thomas P. Carrico**
*Gill Studios, Inc.*

**Robert Choun**
*Metro Air Conditioning Co.*

**Gordon Docking**
*Hospital Management Consultants*

**Isak Federman**
*F&G Capital Management*

**Bill Ferguson**
*Commerce Bank, N.A.*

**Todd E. Gafney**
*Commerce Bank, N.A.*

**Lance W. Hart**
*Commerce Bank, N.A.*

**Chris Herre**
*Rose Construction Co., Inc.*

**Matt McBride**
*Continental Title Company*

**Pat Olney**
*Commerce Bank, N.A.*

**Greg Prieb**
*Greg Prieb Homes, Inc.*

**Edward J. Reardon, II**
*Commerce Bank, N.A.*

**Thomas K. Rogge**
*Cramer Products*

**Diane Ruggiero**
*Kansas City Regional Association of Realtors*

**Daniel E. Sight**
*Sight Commercial Property Consulting*

**Kevin Winters**
*CBIZ*

**LAWRENCE**

**Martin B. Dickinson, Jr.**
*Schroeder Professor of Law, University of Kansas*

**Sidney A. Garrett**
*Retired*

**Mark Heider**
*Commerce Bank, N.A.*

**Evan Ice**
*Stephens & Brand, LLP*

**Eugene W. Meyer**
*Lawrence Memorial Hospital*

**Martin W. Moore**
*Advanco, Inc.*

**Kevin J. O'Malley**
*O'Malley Beverages of Kansas, Inc.*

**Edward J. Reardon, II**
*Commerce Bank, N.A.*

**Michael Treanor**
*Treanor Architects, P.A.*

**LEAVENWORTH**

**J. Sanford Bushman**
*DeMaranville & Kramer CPAs, LLC*

**Norman B. Dawson**
*Retired, Commerce Bancshares, Inc.*

**Sherry DeMaranville**
*DeMaranville and Associates*

**Mark Denney**
*J.F. Denney Plumbing & Heating*

**Thomas A. Dials**
*President, Armed Forces Insurance Exchange*

**David A. Greenamyre**
*Besel Heating & Roofing*

**Stephen J. Kempf**
*Retired, Armed Forces Insurance Exchange*

**Lawrence W. O'Donnell, Jr.**
*Lawrence W. O'Donnell, Jr., CPA Chartered*

**Bill Petrie**
*Commerce Bank, N.A.*

**Edward J. Reardon, II**
*Commerce Bank, N.A.*

**Robert D. Schmitt, II**
*Mama Mia's, Inc.*

**MANHATTAN**

**Kelly Briggs**
*Bayer Construction*

**Dr. Yar Ebadi**
*Kansas State University*

**Tom Giller**
*Commerce Bank, N.A.*

**Neal Helmick**
*Griffith Lumber Co.*

**Rich Jankovich**
*Commerce Bank, N.A.*

**Mike Petrie**
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

**Dr. Roger P. Reitz**
*Medical Associates of Manhattan*

**Adam F. Steven**
*Commerce Bancshares, Inc.*

**Eleanor G. Stolzer**
*Griffith Lumber Co.*

**L. W. Stolzer**
*Griffith Lumber Co.*

**Roy Worthington**
*Charlson & Wilson Bonded Abstracters*

**PITTSBURG**

**James L. Belew**
*Investments*

**Dr. Thomas W. Bryant**
*Pittsburg State University*

**Harvey R. Dean**
*Pitsco, Inc.*

**Joe Dellasega**
*U.S. Awards*

**Adam Endicott**
*Unique Metal Fabrication, Inc.*

**Roberta A. McNay**
*Investments*

**Fred S. Osborn**
*Commerce Bank, N.A.*

**Mike Petrie**
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

**Ronald L. Rhodes**
*Rhodes Grocery, Inc.*

**Steve W. Sloan**
*Midwest Minerals, Inc.*

**Brian Sutton**
*Commerce Bank, N.A.*

**Judith A. Westhoff**
*Retired, Commerce Bank, N.A.*

**Wendell L. Wilkinson**
*Commerce Bank, N.A.*

**RENO COUNTY (HUTCHINSON)**

**Vergi Geurian**
*Pipeline Testing Consortium, Inc.*

**Brett Mattison**
*Decker & Mattison Company*

**Dr. Pamela D. Pierce**
*Reno Pathology Associates, P.A.*

**Mike Ringwald**
*Farmer (Ellinwood, Kan.)*

**Alan R. Woodard**
*Commerce Bank, N.A.*

**WICHITA**

**Stanley R. Ahlerich**
*Rancher / Farming*

**Dr. Donald Beggs**
*Wichita State University*

**Michael P. Brown**
*College Hill OB/GYN*

**Michael E. Bukaty**
*Latshaw Enterprises, Inc.*

**John C. Clevenger**
*Commerce Bank, N.A.*

**Monte A. Cook**
*Commerce Bank, N.A.*

**Thomas E. Dondlinger**
*Dondlinger & Sons Construction Co., Inc.*

**Stephen Hayes**
*The Hayes Company, Inc.*

**Ronald W. Holt**
*Sedgwick County*

**Fran D. Jabara**
*Jabara Ventures Group*

**Paul D. Jackson**
*Vantage Point Properties, Inc.*

**Tom J. Kemp**
*Kemp Construction, Inc.*

**Seth M. Leadbeater**
*Commerce Bancshares, Inc.*
*Commerce Bank, N. A.*

**Douglas D. Neff**
*Commerce Bank, N. A.*

**Derek L. Park**
*Sandcastle Management*

**Marilyn B. Pauly**
*Commerce Bank, N.A.*

**Mike Petrie**
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

**Barry L. Schwan**
*House of Schwan, Inc.*

**Clifford W. Stone**
*Stone Farms*

**Thomas D. White**
*White & Ellis Drilling, Inc.*

# Illinois

### BLOOMINGTON-NORMAL

**Julie Dobski**
*Little Jewels Learning Center*
*McDonald's*

**Brent Eichelberger**
*Commerce Bank, N.A.*

**George Farnsworth**
*Retired*

**Robert Fleming**
*Fleming Law Office*

**Ron Greene**
*AFNI, Inc.*

**Gregg E. Hollabaugh**
*Commerce Bancshares, Inc.*

**Parker Kemp**
*Kemp Farms, Inc.*

**Robert Lakin**
*Commerce Bank, N.A.*

**Seth M. Leadbeater**
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

**Richard Lenahan**
*Retired*

**Dennis Myers**
*Myers, Inc.*

**Eugene Striegel**
*Striegel, Knobloch & Co.*

### CHAMPAIGN-URBANA

**Mark Arends**
*Arends Brothers, Inc.*

**Dana Brenner**
*University of Illinois at Champaign-Urbana*

**Brian Egeberg**
*Commerce Bank, N.A.*

**Gregg E. Hollabaugh**
*Commerce Bancshares, Inc.*

**Robert Lakin**
*Commerce Bank, N. A.*

**Kim Martin**
*Martin, Hood, Friese & Associates, L.L.C.*

**Roger Rhodes**
*Horizon Hobby, Inc.*

### PEORIA

**Bruce Alkire**
*Coldwell Banker Commercial*
*Devonshire Realty*

**Daniel Altorfer**
*United Facilities, Inc.*

**Afton Booth**
*The Unland Companies*

**Brent Eichelberger**
*Commerce Bank, N.A.*

**Lowell (Bud) Grieves**
*Mark Twain Hotel*

**Gregg E. Hollabaugh**
*Commerce Bancshares, Inc.*

**Seth M. Leadbeater**
*Commerce Bancshares, Inc.*
*Commerce Bank, N.A.*

**Stuart L. Levenick**
*Caterpillar, Inc.*

**Dr. James Maxey**
*Great Plains Orthopaedics*

**Timothy Shea**
*Peoria Builders*

**Jan Wright**
*Central Illinois Business Publishers, Inc.*

# Oklahoma

### TULSA

**Steven H. Austin**
*Commerce Bank, N.A.*

**Nevyle R. Cable**
*First National Bank of Okmulgee*

**Jeffery W. Davis**
*U.S. Beef Corporation*

**James D. Dunn**
*Mill Creek Lumber*

**R. Carl Hudgins**
*Commerce Bank, N.A.*

**Bruce C. Humphrey**
*Commerce Bank, N.A.*

**Ken Lackey**
*The Nordam Group, Inc.*

**Dr. George S. Mauerman**
*Eastern Oklahoma Orthopedic Center, Inc.*

**D. Lindsay Perkins**
*Lindsay Development, LLC*

**John Turner**
*First Stuart Corporation*

**Daryl Woodard**
*Woodard Technology & Investment*

# Officers

**David W. Kemper**
*Chairman of the Board, President and Chief Executive Officer*

**Jonathan M. Kemper**
*Vice Chairman*

**Seth M. Leadbeater**
*Vice Chairman*

**A. Bayard Clark, III**
*Executive Vice President and Chief Financial Officer*

**Kevin G. Barth**
*Executive Vice President*

**Charles G. Kim**
*Executive Vice President*

**Robert C. Matthews, Jr.**
*Executive Vice President*

**V. Raymond Stranghoener**
*Executive Vice President*

**Sara E. Foster**
*Senior Vice President*

**Michael J. Petrie**
*Senior Vice President*

**Robert J. Rauscher**
*Senior Vice President*

**J. Daniel Stinnett**
*Vice President, Secretary and General Counsel*

**Jeffery D. Aberdeen**
*Controller*

**Wayne McGaugh**
*Auditor*

# Directors

**John R. Capps***
*President and Chief Executive Officer, Plaza Motor Company*

**W. Thomas Grant, II**
*Consultant, Quest Diagnostics*

**James B. Hebenstreit***
*President, Bartlett and Company*

**David W. Kemper**
*Chairman of the Board, President and Chief Executive Officer, Commerce Bancshares, Inc.*

**Jonathan M. Kemper**
*Vice Chairman, Commerce Bancshares, Inc.*

**Thomas A. McDonnell***
*President and Chief Executive Officer, DST Systems, Inc.*

**Terry O. Meek**
*President, Meek Lumber Yard, Inc.*

**Benjamin F. Rassieur, III***
*President, Paulo Products Company*

**Dan C. Simons**
*President, Electronic Division, The World Company*

**Andrew C. Taylor**
*Chairman and Chief Executive Officer, Enterprise Rent-A-Car Company*

**Kimberly G. Walker***
*Chief Investment Officer, Washington University in St. Louis*

**Robert H. West***
*Retired, Chairman and Chief Executive Officer, Butler Manufacturing Company*

** Audit Committee Members*

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008 – Commission File No. 0-2989

## COMMERCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

| **Missouri** | **43-0889454** |
|---|---|
| (State of Incorporation) | (IRS Employer Identification No.) |
| **1000 Walnut, Kansas City, MO** | **64106** |
| (Address of principal executive offices) | (Zip Code) |

**(816) 234-2000**

(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of class | Name of exchange on which registered |
|---|---|
| $5 Par Value Common Stock | NASDAQ Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act:**

NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☑ No☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes☐ No☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☑ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act. (Check one):
Large accelerated filer☑ Accelerated filer☐ Non-accelerated filer☐ Smaller reporting company☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐ No☑

As of June 30, 2008, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $2,352,000,000.

As of February 11, 2009, there were 75,911,939 shares of Registrant's $5 Par Value Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's definitive proxy statement for its 2009 annual meeting of shareholders, which will be filed within 120 days of December 31, 2008, are incorporated by reference into Part III of this Report.

## Commerce Bancshares, Inc.

### Form 10-K

INDEX


| | | | Page |
|---|---|---|---|
| **Part I** | Item 1. | Business | 3 |
| | Item 1a. | Risk Factors | 8 |
| | Item 1b. | Unresolved Staff Comments | 11 |
| | Item 2. | Properties | 12 |
| | Item 3. | Legal Proceedings | 12 |
| | Item 4. | Submission of Matters to a Vote of Security Holders | 12 |
| **Part II** | Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 14 |
| | Item 6. | Selected Financial Data | 15 |
| | Item 7. | Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations | 15 |
| | Item 7a. | Quantitative and Qualitative Disclosures about Market Risk | 61 |
| | Item 8. | Consolidated Financial Statements and Supplementary Data | 61 |
| | Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 113 |
| | Item 9a. | Controls and Procedures | 113 |
| | Item 9b. | Other Information | 115 |
| **Part III** | Item 10. | Directors, Executive Officers and Corporate Governance | 115 |
| | Item 11. | Executive Compensation | 115 |
| | Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 115 |
| | Item 13. | Certain Relationships and Related Transactions, and Director Independence | 115 |
| | Item 14. | Principal Accounting Fees and Services | 115 |
| **Part IV** | Item 15. | Exhibits and Financial Statement Schedules | 116 |
| Signatures | | | 117 |
| Index to Exhibits | | | E-1 |

# PART I

## Item 1. BUSINESS

### General

Commerce Bancshares, Inc. (the "Company"), a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, was incorporated under the laws of Missouri on August 4, 1966. The Company presently owns all of the outstanding capital stock of one national banking association, which is headquartered in Missouri (the "Bank"). During 2008, two former banking subsidiaries, located in Kansas and Nebraska, were merged into the Bank. The Bank engages in general banking business, providing a broad range of retail, corporate, investment, trust, and asset management products and services to individuals and businesses. The Company also owns, directly or through the Bank, various non-banking subsidiaries. Their activities include underwriting credit life and credit accident and health insurance, selling property and casualty insurance (relating to consumer loans made by the Bank), venture capital investment, securities brokerage, mortgage banking, and leasing activities. The Company owns a second tier holding company that is the direct owner of the Bank. A list of the Company's subsidiaries is included as Exhibit 21.

The Company is one of the nation's top 50 bank holding companies, based on asset size. At December 31, 2008, the Company had consolidated assets of $17.5 billion, loans of $11.6 billion, deposits of $12.9 billion, and stockholders' equity of $1.6 billion. All of the Company's operations conducted by subsidiaries are consolidated for purposes of preparing the Company's consolidated financial statements. The Company does not utilize unconsolidated subsidiaries or special purpose entities to provide off-balance sheet borrowings or securitizations.

The Company's goal is to be the preferred provider of targeted financial services in its communities, based on strong customer relationships. It believes in building long-term relationships based on top quality service, high ethical standards and safe, sound assets. The Company operates under a super-community banking format with a local orientation, augmented by experienced, centralized support in select critical areas. The Company's local market orientation is reflected in its financial centers and regional advisory boards, which are comprised of local business persons, professionals and other community representatives, that assist the Company in responding to local banking needs. In addition to this local market, community-based focus, the Company offers sophisticated financial products available at much larger financial institutions.

The Bank's facilities are located throughout Missouri, Kansas, and central Illinois, and it entered markets in Tulsa, Oklahoma and Denver, Colorado during 2007. Its two largest markets include St. Louis and Kansas City, which serve as the central hubs for the entire company.

The markets the Bank serves, being located in the lower Midwest, provide natural sites for production and distribution facilities and also serve as transportation hubs. The economy has been well-diversified in these markets with many major industries represented, including telecommunications, automobile, aircraft and general manufacturing, health care, numerous service industries, food production, and agricultural production and related industries. In addition, several of the Illinois markets are located in areas with some of the most productive farmland in the world. The real estate operations of the Bank are centered in its lower Midwestern markets. Historically, these markets have generally tended to be less volatile than in other parts of the country. While a declining national real estate market has resulted in significantly higher real estate loan losses in 2008 for the banking industry, the Bank has avoided much of the market deterioration seen in other areas of the country.

The Company regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. In addition, the Company regularly considers the potential disposition of certain of its assets and branches. The Company seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. During 2007 the Company completed two acquisitions; acquiring the outstanding stock of South Tulsa Financial Corporation, located in Tulsa, Oklahoma, and Commerce

Bank, located in Denver, Colorado. The Company also completed two acquisitions in 2006; a purchase and assumption transaction with Boone National Savings and Loan Association in Columbia, Missouri, and the acquisition of the outstanding stock of West Pointe Bancorp, Inc. in Belleville, Illinois. For additional information on acquisition and branch disposition activity, refer to pages 18 and 71.

### Operating Segments

The Company is managed in three operating segments. The Consumer segment includes the retail branch network, consumer installment lending, personal mortgage banking, bank card activities, student lending, and discount brokerage services. It provides services through a network of 217 full-service branches, a widespread ATM network of 404 machines, and the use of alternative delivery channels such as extensive online banking and telephone banking services. In 2008 this retail segment contributed 52% of total segment pre-tax income. The Commercial segment provides a full array of corporate lending, leasing, and international services, as well as business and government deposit and cash management services. In 2008 it contributed 46% of total segment pre-tax income. The Money Management segment provides traditional trust and estate tax planning services, and advisory and discretionary investment portfolio management services to both personal and institutional corporate customers. This segment also manages the Company's family of proprietary mutual funds, which are available for sale to both trust and general retail customers. Fixed income investments are sold to individuals and institutional investors through the Capital Markets group, which is also included in this segment. At December 31, 2008 the Money Management segment managed investments with a market value of $10.9 billion and administered an additional $8.5 billion in non-managed assets. Additional information relating to operating segments can be found on pages 48 and 94.

### Supervision and Regulation

*General*

The Company, as a bank holding company, is primarily regulated by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 (BHC Act). Under the BHC Act, the Federal Reserve Board's prior approval is required in any case in which the Company proposes to acquire all or substantially all of the assets of any bank, acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or merge or consolidate with any other bank holding company. The BHC Act also prohibits, with certain exceptions, the Company from acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any non-banking company. Under the BHC Act, the Company may not engage in any business other than managing and controlling banks or furnishing certain specified services to subsidiaries and may not acquire voting control of non-banking companies unless the Federal Reserve Board determines such businesses and services to be closely related to banking. When reviewing bank acquisition applications for approval, the Federal Reserve Board considers, among other things, the Bank's record in meeting the credit needs of the communities it serves in accordance with the Community Reinvestment Act of 1977, as amended (CRA). The Bank has a current CRA rating of "outstanding".

The Company is required to file with the Federal Reserve Board various reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board also makes regular examinations of the Company and its subsidiaries. The Company's banking subsidiary is organized as a national banking association and is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (OCC). The Bank is also subject to regulation by the Federal Deposit Insurance Corporation (FDIC). In addition, there are numerous other federal and state laws and regulations which control the activities of the Company and the Bank, including requirements and limitations relating to capital and reserve requirements, permissible investments and lines of business, transactions with affiliates, loan limits, mergers and acquisitions, issuance of securities, dividend payments, and extensions of credit. If the Company fails to comply with these or other applicable laws and regulations, it may be subject to civil monetary penalties, imposition of cease and desist orders or other written directives, removal of management and, in certain circumstances, criminal penalties. This regulatory framework is intended primarily for the protection of depositors and the preservation of the federal deposit insurance funds, and not for the protection

of security holders. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to employ assets and maximize income.

In addition to its regulatory powers, the Federal Reserve Bank impacts the conditions under which the Company operates by its influence over the national supply of bank credit. The Federal Reserve Board employs open market operations in U.S. government securities, changes in the discount rate on bank borrowings, changes in the federal funds rate on overnight inter-bank borrowings, and changes in reserve requirements on bank deposits in implementing its monetary policy objectives. These instruments are used in varying combinations to influence the overall level of the interest rates charged on loans and paid for deposits, the price of the dollar in foreign exchange markets and the level of inflation. The monetary policies of the Federal Reserve have a significant effect on the operating results of financial institutions, most notably on the interest rate environment. In view of changing conditions in the national economy and in the money markets, as well as the effect of credit policies of monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels or loan demand, or their effect on the financial statements of the Company.

*Subsidiary Bank*

Under Federal Reserve policy, the Company is expected to act as a source of financial strength to its bank subsidiary and to commit resources to support it in circumstances when it might not otherwise do so. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Substantially all of the deposits of the Bank are insured up to the applicable limits by the Bank Insurance Fund of the FDIC. Until recently these limits were $100,000 per insured depositor and $250,000 for retirement accounts. The Emergency Economic Stabilization Act of 2008 (discussed further under "Legislation") temporarily increased the general depositor limit from $100,000 to $250,000, through December 31, 2009. The Bank also participates in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2009, all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount of the account. Coverage under this program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. The Bank pays deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC for Bank Insurance Fund member institutions. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the federal deposit insurance funds. The Bank's premiums have been relatively low in recent years. However, the Bank expects premiums to rise to approximately $15.6 million in 2009, as the FDIC replenishes the deposit insurance fund in the wake of recent bank failures and expectations of future failures.

*Payment of Dividends*

The principal source of the Company's cash revenues is dividends paid by the Bank. The Federal Reserve Board may prohibit the payment of dividends by bank holding companies if their actions constitute unsafe or unsound practices. The OCC limits the payment of dividends by the Bank in any calendar year to the net profit of the current year combined with the retained net profits of the preceding two years. Permission must be obtained from the OCC for dividends exceeding these amounts. The payment of dividends by the Bank may also be affected by factors such as the maintenance of adequate capital.

*Capital Adequacy*

The Company is required to comply with the capital adequacy standards established by the Federal Reserve. These capital adequacy guidelines generally require bank holding companies to maintain minimum total capital equal to 8% of total risk-adjusted assets and off-balance sheet items (the "Total Risk-Based Capital Ratio"), with at least one-half of that amount consisting of Tier I, or core capital, and the remaining

amount consisting of Tier II, or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common shareholders' equity, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and other non-qualifying intangible assets. Tier II capital generally consists of hybrid capital instruments, term subordinated debt and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics.

In addition, the Federal Reserve also requires bank holding companies to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization's Tier I capital to its total consolidated quarterly average assets (as defined for regulatory purposes), net of the allowance for loan losses, goodwill and certain other intangible assets. The minimum leverage ratio for bank holding companies is 4%. At December 31, 2008 the Bank was "well-capitalized" under regulatory capital adequacy standards, as further discussed on page 97.

*Legislation*

These laws and regulations are under constant review by various agencies and legislatures, and are subject to sweeping change. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (GLB Act) contained major changes in laws that previously kept the banking industry largely separate from the securities and insurance industries. The GLB Act authorized the creation of a new kind of financial institution, known as a "financial holding company" and a new kind of bank subsidiary called a "financial subsidiary", which may engage in a broader range of investment banking, insurance agency, brokerage, and underwriting activities. The GLB Act also included privacy provisions that limit banks' abilities to disclose non-public information about customers to non-affiliated entities. Banking organizations are not required to become financial holding companies, but instead may continue to operate as bank holding companies, providing the same services they were authorized to provide prior to the enactment of the GLB Act.

The Company must also comply with the requirements of the Bank Secrecy Act (BSA). The BSA is designed to help fight drug trafficking, money laundering, and other crimes. Compliance is monitored by the OCC. The BSA was enacted to prevent banks and other financial service providers from being used as intermediaries for, or to hide the transfer or deposit of money derived from, criminal activity. Since its passage, the BSA has been amended several times. These amendments include the Money Laundering Control Act of 1986 which made money laundering a criminal act, as well as the Money Laundering Suppression Act of 1994 which required regulators to develop enhanced examination procedures and increased examiner training to improve the identification of money laundering schemes in financial institutions.

In 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act) was signed into law. The USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury department issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions such as the Company's broker-dealer subsidiary. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

In October 2008, the Emergency Economic Stabilization Act of 2008 was enacted in response to a global financial crisis spurred by frozen credit markets, institution failures and loss of investor confidence. Under the Act, the Troubled Asset Relief Program (TARP) was created, which authorizes the U.S. Treasury department to spend up to $700 billion to purchase distressed assets and make capital injections into banks. The stated goal of TARP is to improve the liquidity of targeted illiquid, difficult-to-value assets by purchasing them from banks and other financial institutions. Another important goal of TARP is to encourage banks to resume lending again at levels seen before the crisis, loosening credit and improving the market order and investor confidence. The first $350 billion of TARP funds were primarily used to buy preferred stock and warrants of bank applicants. The Company studied the program and made a business decision not to apply

for funds under the TARP, believing its earnings, capital and liquidity were strong and sufficient to grow its business in the current challenging banking environment.

As mentioned earlier, the Company has chosen to participate in the FDIC's Temporary Liquidity Guarantee Program. Under this program, the Company may in future issue senior unsecured debt whose principal and interest payments would be guaranteed by the FDIC. All newly issued debt must be issued on or before June 30, 2009 to be covered. The expiration date of the FDIC's guarantee is the earlier of the maturity date of the debt or June 30, 2012. The Company has not issued debt under the program. Its debt guarantee limit is 2% of consolidated total liabilities, or approximately $300 million.

### Competition

The Company's locations in regional markets throughout Missouri, Kansas, central Illinois, Tulsa, Oklahoma, and Denver, Colorado, face intense competition from hundreds of financial service providers. The Company competes with national and state banks for deposits, loans and trust accounts, and with savings and loan associations and credit unions for deposits and consumer lending products. In addition, the Company competes with other financial intermediaries such as securities brokers and dealers, personal loan companies, insurance companies, finance companies, and certain governmental agencies. The passage of the GLB Act, which removed barriers between banking and the securities and insurance industries, has resulted in greater competition among these industries. The Company generally competes on the basis of customer services and responsiveness to customer needs, interest rates on loans and deposits, lending limits and customer convenience, such as location of offices.

### Employees

The Company and its subsidiaries employed 4,666 persons on a full-time basis and 674 persons on a part-time basis at December 31, 2008. The Company provides a variety of benefit programs including a 401K plan as well as group life, health, accident, and other insurance. The Company also maintains training and educational programs designed to prepare employees for positions of increasing responsibility.

### Available Information

The Company's principal offices are located at 1000 Walnut, Kansas City, Missouri (telephone number 816-234-2000). The Company makes available free of charge, through its web site at www.commercebank.com, reports filed with the Securities and Exchange Commission as soon as reasonably practicable after the electronic filing. These filings include the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports.

### Statistical Disclosure

The information required by Securities Act Guide 3 — "Statistical Disclosure by Bank Holding Companies" is located on the pages noted below.


| | | Page |
|---|---|---|
| I. | Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential | 21, 56-59 |
| II. | Investment Portfolio | 37-39, 75-79 |
| III. | Loan Portfolio | |
| | Types of Loans | 26 |
| | Maturities and Sensitivities of Loans to Changes in Interest Rates | 27 |
| | Risk Elements | 33-37 |
| IV. | Summary of Loan Loss Experience | 30-33 |
| V. | Deposits | 56-57, 81-82 |
| VI. | Return on Equity and Assets | 16 |
| VII. | Short-Term Borrowings | 82-83 |

## Item 1a. RISK FACTORS

Making or continuing an investment in securities issued by Commerce Bancshares, Inc., including its common stock, involves certain risks that you should carefully consider. The risks and uncertainties described below are not the only risks that may have a material adverse effect on the Company. Additional risks and uncertainties also could adversely affect its business and financial results. If any of the following risks actually occur, its business, financial condition or results of operations could be negatively affected, the market price for your securities could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of Commerce Bancshares, Inc.

### Difficult market conditions have adversely affected the Company's industry and may continue to do so.

Given the concentration of the Company's banking business in the United States, it is particularly exposed to downturns in the U.S. economy. Recent dramatic declines in the housing market, falling home prices, increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to other complex financial instruments and various classes of loans, in turn, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased to provide funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations. Management does not expect that the difficult conditions in the financial markets are likely to improve in the near future and could likely worsen, further negatively affecting the Company's financial results. In particular, the Company may face the following risks in connection with these events:

- The Company may face increased regulation of the industry, including as a result of the Emergency Economic Stabilization Act of 2008. Compliance with such regulation may increase costs and limit the ability to pursue business opportunities.
- Market developments may affect consumer confidence levels and may cause declines in consumer credit usage and adverse changes in payment patterns, causing increases in delinquencies and default rates. These could impact the Company's loan losses and provision for loan losses, as a significant part of the Company's business includes consumer and credit card lending.
- Reduced levels of economic activity may cause declines in financial service transactions and the fees earned by the Company on such transactions.
- The Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.
- The process used to estimate losses inherent in the Company's credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.
- Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

- The Company may be required to pay significantly higher Federal Deposit Insurance Corporation premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

**The performance of the Company is dependent on the economic conditions of the markets in which the Company operates.**

The Company's success is heavily influenced by the general economic conditions of the specific markets in which it operates. Unlike larger national or other regional banks that are more geographically diversified, the Company provides financial services primarily throughout the states of Missouri, Kansas, and central Illinois, and has recently begun to expand into Oklahoma, Colorado and other surrounding states. Since the Company does not have significant presence in other parts of the country, a prolonged economic downturn in these markets could have a material adverse effect on the Company's financial condition and results of operations.

**The soundness of other financial institutions could adversely affect the Company.**

The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Transactions with these institutions include overnight and term borrowings, interest rate swap agreements, securities purchased and sold, short-term investments, and other such transactions. As a result of this exposure, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client, while other transactions expose the Company to liquidity risks should funding sources quickly disappear. In addition, the Company's credit risk may be exacerbated when the collateral held cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to the Company. There is no assurance that any such losses would not materially and adversely affect results of operations.

**Liquidity is essential to the Company's businesses and it relies on the securities market and other external sources to finance a significant portion of its operations.**

Liquidity affects the Company's ability to meet its financial commitments. The Company's main source of funding comes from customer deposits, which comprise 82% of its total funding at December 31, 2008. The Company's other funding sources include the Federal Home Loan Bank and other wholesale providers. Its liquidity could be negatively affected if these funding sources diminish or cease to be available. Factors that the Company cannot control, such as disruption of the financial markets or negative views about the general financial services industry could impair its ability to raise or maintain funding. If it is unable to raise funding, it would likely need to sell assets, such as its investment and trading portfolios, to meet maturing liabilities. The Company may be unable to sell some of its assets on a timely basis, or it may have to sell assets at a discount from market value, either of which could adversely affect results of operations. The Company's liquidity and funding policies have been designed to ensure that it maintains sufficient liquid financial resources to continue to conduct its business for an extended period in a stressed liquidity environment. If its liquidity and funding policies are not adequate, it may be unable to access sufficient financing to service its financial obligations when they come due, which could have a material adverse franchise or business impact. See "Liquidity and Capital Resources" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report for a discussion of how the Company monitors and manages liquidity risk.

**The Company's asset valuation may include methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to asset valuations that may materially adversely affect its results of operations or financial condition.**

The Company uses estimates, assumptions, and judgments when financial assets and liabilities are measured and reported at fair value. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party sources, when available. When such third-party information is not available, fair value is estimated primarily by using cash flow and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying factors, assumptions, or estimates in any of these areas could materially impact the Company's future financial condition and results of operations.

During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain assets if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, certain asset valuations may require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of assets as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on results of operations or financial condition.

Valuation methodologies which are particularly susceptible to the conditions mentioned above include those used to value certain securities in the Company's available for sale investment portfolio such as auction rate securities and non-agency mortgage and asset-backed securities, in addition to non-marketable private equity securities, loans held for sale and intangible assets.

**The Company's investment portfolio values may be adversely impacted by changing interest rates and deterioration in the credit quality of underlying collateral within mortgage and other asset-backed investment securities.**

The Company generally invests in securities issued by government-backed agencies or privately issued securities that are highly rated by credit rating agencies at the time of purchase, but are subject to changes in market value due to changing interest rates and implied credit spreads. Certain mortgage and asset-backed securities represent beneficial interests which are collateralized by residential mortgages, credit cards, automobiles, mobile homes or other assets. While these investment securities are highly rated at the time of initial investment, the value of these securities may decline significantly due to actual or expected deterioration in the underlying collateral, especially residential mortgage collateral. Recent market conditions have seen deterioration in fair values for certain types of non-guaranteed mortgage-backed securities. Furthermore, under impairment accounting rules, securities that are determined to have some level of other-than-temporary impairment due to declining expected cash flows, etc., are required to be adjusted to fair value through current earnings, which could result in significant non-cash losses beyond calculated impairments.

**The Company is subject to interest rate risk.**

The Company's net interest income is the largest source of overall revenue to the Company, representing 61% of total revenue. Interest rates are beyond the Company's control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the

Company's results of operations. However, any substantial, prolonged change in market interest rates could have a material adverse effect on the Company's financial condition and results of operations.

**Future loan losses could increase.**

The Company maintains an allowance for loan losses that represents management's best estimate of probable losses that have been incurred at the balance sheet date within the existing portfolio of loans. The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The Company has seen significant increases in losses in its loan portfolio, particularly in residential construction, consumer, and credit card loans, due to the deterioration in the housing industry and general economic conditions. Until the housing sector and overall economy begin to recover, it is likely that these losses will continue. While the Company's credit loss ratios remain below industry averages, continued economic deterioration and further loan losses may negatively affect its results of operations and could further increase levels of its allowance. In addition, the Company's allowance level is subject to review by regulatory agencies, that could require adjustments to the allowance. See the section captioned "Allowance for Loan Losses" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report for further discussion related to the Company's process for determining the appropriate level of the allowance for possible loan loss.

**The Company operates in a highly competitive industry and market area.**

The Company operates in the financial services industry, a rapidly changing environment having numerous competitors including other banks and insurance companies, securities dealers, brokers, trust and investment companies and mortgage bankers. The pace of consolidation among financial service providers is accelerating and there are many new changes in technology, product offerings and regulation. New entrants offering competitive products continually penetrate our markets. The Company must continue to make investments in its products and delivery systems to stay competitive with the industry as a whole or its financial performance may suffer.

**The Company's reputation and future growth prospects could be impaired if events occurred which breached our customers' privacy.**

The Company relies heavily on communications and information systems to conduct its business, and as part of our business we maintain significant amounts of data about our customers and the products they use. While the Company has policies and procedures designed to prevent or limit the effect of failure, interruption or security breach of its information systems, there can be no assurances that any such failures, interruptions or security breaches will not occur, or if they do occur, that they will be adequately addressed. Should any of these systems become compromised, the reputation of the Company could be damaged, relationships with existing customers impaired and result in lost business and incur significant expenses trying to remedy the compromise.

**The Company may not attract and retain skilled employees.**

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense, and the Company spends considerable time and resources attracting and hiring qualified people for its various business lines and support units. The unexpected loss of the services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

## Item 1b. UNRESOLVED STAFF COMMENTS

None

## Item 2. PROPERTIES

The main offices of the Bank are located in the larger metropolitan areas of its markets in various multi-story office buildings. The Bank owns its main offices and leases unoccupied premises to the public. The larger offices include:

| Building | Net rentable square footage | % occupied in total | % occupied by bank |
|---|---|---|---|
| 922 Walnut Kansas City, MO | 256,000 | 95% | 93% |
| 1000 Walnut Kansas City, MO | 403,000 | 82 | 36 |
| 811 Main Kansas City, MO | 237,000 | 100 | 100 |
| 8000 Forsyth Clayton, MO | 178,000 | 95 | 92 |
| 1551 N. Waterfront Pkwy Wichita, KS | 120,000 | 100 | 32 |

The Bank leases offices in Omaha, Nebraska which house its credit card operations. Additionally, certain other installment loan, trust and safe deposit functions operate out of leased offices in downtown Kansas City. The Company has an additional 211 branch locations in Missouri, Illinois, Kansas, Oklahoma and Colorado which are owned or leased, and 151 off-site ATM locations.

## Item 3. LEGAL PROCEEDINGS

The information required by this item is set forth in Item 8 under Note 19, Commitments, Contingencies and Guarantees on page 107.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of 2008 to a vote of security holders through the solicitation of proxies or otherwise.

### Executive Officers of the Registrant

The following are the executive officers of the Company, each of whom is designated annually, and there are no arrangements or understandings between any of the persons so named and any other person pursuant to which such person was designated an executive officer.

| Name and Age | Positions with Registrant |
|---|---|
| Jeffery D. Aberdeen, 55 | Controller of the Company since December 1995. Prior thereto he was Assistant Controller of the Company. He is Controller of the Company's subsidiary bank, Commerce Bank, N.A. |
| Kevin G. Barth, 48 | Executive Vice President of the Company since April 2005 and Executive Vice President of Commerce Bank, N.A. since October 1998. Senior Vice President of the Company and Officer of Commerce Bank, N.A. prior thereto. |
| A. Bayard Clark, 63 | Chief Financial Officer and Executive Vice President of the Company since December 1995. Executive Vice President of the Company prior thereto. Treasurer of the Company from December 1995 until February 2007. |

| Name and Age | Positions with Registrant |
|---|---|
| Sara E. Foster, 48 | Senior Vice President of the Company since February 1998 and Vice President of the Company prior thereto. |
| David W. Kemper, 58 | Chairman of the Board of Directors of the Company since November 1991, Chief Executive Officer of the Company since June 1986, and President of the Company since April 1982. He is Chairman of the Board, President and Chief Executive Officer of Commerce Bank, N.A. He is the son of James M. Kemper, Jr. (a former Director and former Chairman of the Board of the Company) and the brother of Jonathan M. Kemper, Vice Chairman of the Company. |
| Jonathan M. Kemper, 55 | Vice Chairman of the Company since November 1991 and Vice Chairman of Commerce Bank, N.A. since December 1997. Prior thereto, he was Chairman of the Board, Chief Executive Officer, and President of Commerce Bank, N.A. He is the son of James M. Kemper, Jr. (a former Director and former Chairman of the Board of the Company) and the brother of David W. Kemper, Chairman, President, and Chief Executive Officer of the Company. |
| Charles G. Kim, 48 | Executive Vice President of the Company since April 1995 and Executive Vice President of Commerce Bank, N.A. since January 2004. Prior thereto, he was Senior Vice President of Commerce Bank, N.A. (Clayton, MO), a former subsidiary of the Company. |
| Seth M. Leadbeater, 58 | Vice Chairman of the Company since January 2004. Prior thereto he was Executive Vice President of the Company. He has been Vice Chairman of Commerce Bank, N.A. since September 2004. Prior thereto he was Executive Vice President of Commerce Bank, N.A. and President of Commerce Bank, N.A. (Clayton, MO). |
| Robert C. Matthews, Jr., 61 | Executive Vice President of the Company since December 1989. Executive Vice President of Commerce Bank, N.A. since December 1997. |
| Michael J. Petrie, 52 | Senior Vice President of the Company since April 1995. Prior thereto, he was Vice President of the Company. |
| Robert J. Rauscher, 51 | Senior Vice President of the Company since October 1997. Senior Vice President of Commerce Bank, N.A. prior thereto. |
| V. Raymond Stranghoener, 57 | Executive Vice President of the Company since July 2005 and Senior Vice President of the Company prior thereto. Prior to his employment with the Company in October 1999, he was employed at BankAmerica Corp. as National Executive of the Bank of America Private Bank Wealth Strategies Group. He joined Boatmen's Trust Company in 1993, which subsequently merged with BankAmerica Corp. |

# PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Commerce Bancshares, Inc.
**Common Stock Data**

The following table sets forth the high and low prices of actual transactions for the Company's common stock and cash dividends paid for the periods indicated (restated for the 5% stock dividend distributed in December 2008).

| | Quarter | High | Low | Cash Dividends |
|---|---|---|---|---|
| **2008** | **First** | **$43.43** | **$36.19** | **$.238** |
| | **Second** | **43.49** | **37.55** | **.238** |
| | **Third** | **50.47** | **34.76** | **.238** |
| | **Fourth** | **52.86** | **35.44** | **.238** |
| 2007 | First | $46.05 | $42.26 | $.227 |
| | Second | 44.37 | 40.51 | .227 |
| | Third | 43.90 | 39.26 | .227 |
| | Fourth | 44.11 | 39.96 | .227 |
| 2006 | First | $45.38 | $42.45 | $.212 |
| | Second | 45.96 | 42.62 | .212 |
| | Third | 44.27 | 41.99 | .212 |
| | Fourth | 45.90 | 41.36 | .212 |

Commerce Bancshares, Inc. common shares are listed on the Nasdaq Global Select Market under the symbol CBSH. The Company had 4,512 shareholders of record as of December 31, 2008.

The following table sets forth information about the Company's purchases of its $5 par value common stock, its only class of stock registered pursuant to Section 12 of the Exchange Act, during the fourth quarter of 2008. This information has not been restated for the 5% stock dividend in December 2008.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Program | Maximum Number that May Yet Be Purchased Under the Program |
|---|---|---|---|---|
| October 1 – 31, 2008 | 566 | $53.97 | 566 | 2,903,380 |
| November 1 – 30, 2008 | — | $ — | — | 2,903,380 |
| December 1 – 31, 2008 | 25,828 | $39.98 | 25,828 | 2,877,552 |
| **Total** | **26,394** | **$40.28** | **26,394** | **2,877,552** |

The Company's stock purchases shown above were made under a 3,000,000 share authorization by the Board of Directors on February 1, 2008. Under this authorization, 2,877,552 shares remained available for purchase at December 31, 2008.

**Performance Graph**

The following graph presents a comparison of Company (CBSH) performance to the indices named below. It assumes $100 invested on December 31, 2003 with dividends invested on a Total Return basis.




| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|
| Commerce (CBSH) | 100.00 | 109.59 | 121.72 | 120.99 | 120.24 | 126.63 |
| NASDAQ Bank | 100.00 | 114.44 | 111.80 | 125.47 | 99.45 | 72.51 |
| S&P 500 | 100.00 | 110.89 | 116.33 | 134.71 | 142.11 | 89.52 |

## Item 6. SELECTED FINANCIAL DATA

The required information is set forth below in Item 7.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

Commerce Bancshares, Inc. (the Company) operates as a super-community bank offering an array of sophisticated financial products delivered with high-quality, personal customer service. It is the largest bank holding company headquartered in Missouri, with its principal offices in Kansas City and St. Louis, Missouri. Customers are served from approximately 360 locations in Missouri, Kansas, Illinois, Oklahoma and Colorado using delivery platforms which include an extensive network of branches and ATM machines, full-featured online banking, and a central contact center.

The core of the Company's competitive advantage is its focus on the local markets it services and its concentration on relationship banking, with high service levels and competitive products. In order to enhance shareholder value, the Company grows its core revenue by expanding new and existing customer relationships, utilizing improved technology, and enhancing customer satisfaction.

Various indicators are used by management in evaluating the Company's financial condition and operating performance. Among these indicators are the following:

- Growth in earnings per share – Diluted earnings per share declined 7.8% in 2008 compared to 2007.
- Growth in total revenue – Total revenue is comprised of net interest income and non-interest income. Total revenue in 2008 grew 6.5% over 2007, which resulted from growth of $54.7 million, or 10.2%, in net interest income coupled with growth of $4.1 million, or 1.1%, in non-interest income. Total revenue has risen 3.9%, compounded annually, over the last five years.
- Expense control – Non-interest expense grew by 7.2% this year. Salaries and employee benefits, the largest expense component, grew by 8.0%, partly due to increased staffing in areas such as commercial bank card, private banking, and commercial banking, which were part of certain growth initiatives established by the Company in 2007.
- Asset quality – Net loan charge-offs in 2008 increased $27.1 million over those recorded in 2007, and averaged .64% of loans compared to .42% in the previous year. Total non-performing assets amounted to $79.1 million, an increase of $45.7 million over balances at the previous year end, and represented .70% of loans outstanding.
- Shareholder return – Total shareholder return, including the change in stock price and dividend reinvestment, was 4.8% over the past 5 years and 7.3% over the past 10 years.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes. The historical trends reflected in the financial information presented below are not necessarily reflective of anticipated future results.

## Key Ratios

| *(Based on average balance sheets):* | **2008** | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Return on total assets | **1.15%** | 1.33% | 1.54% | 1.60% | 1.56% |
| Return on stockholders' equity | **11.83** | 14.00 | 15.96 | 16.19 | 15.19 |
| Tier I capital ratio | **10.92** | 10.31 | 11.25 | 12.21 | 12.21 |
| Total capital ratio | **12.31** | 11.49 | 12.56 | 13.63 | 13.57 |
| Leverage ratio | **9.06** | 8.76 | 9.05 | 9.43 | 9.60 |
| Equity to total assets | **9.69** | 9.54 | 9.68 | 9.87 | 10.25 |
| Non-interest income to revenue* | **38.80** | 40.85 | 40.72 | 40.03 | 38.84 |
| Efficiency ratio** | **63.16** | 62.72 | 60.55 | 59.30 | 59.16 |
| Loans to deposits*** | **92.11** | 88.49 | 84.73 | 81.34 | 78.71 |
| Net yield on interest earning assets (tax equivalent basis) | **3.93** | 3.80 | 3.92 | 3.89 | 3.81 |
| Non-interest bearing deposits to total deposits | **5.47** | 5.45 | 5.78 | 6.23 | 12.47 |
| Cash dividend payout ratio | **38.39** | 33.76 | 30.19 | 28.92 | 28.26 |

* *Revenue includes net interest income and non-interest income.*

** *The efficiency ratio is calculated as non-interest expense (excluding intangibles amortization) as a percent of revenue.*

*** *Includes loans held for sale.*

## Selected Financial Data

| *(In thousands, except per share data)* | **2008** | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Net interest income | **$ 592,739** | $ 538,072 | $ 513,199 | $ 501,702 | $ 497,331 |
| Provision for loan losses | **108,900** | 42,732 | 25,649 | 28,785 | 30,351 |
| Non-interest income | **375,712** | 371,581 | 352,586 | 334,837 | 315,839 |
| Investment securities gains, net | **30,294** | 8,234 | 9,035 | 6,362 | 11,092 |
| Non-interest expense | **616,113** | 574,758 | 525,425 | 496,522 | 482,769 |
| Net income | **188,655** | 206,660 | 219,842 | 223,247 | 220,341 |
| Net income per share-basic* | **2.50** | 2.72 | 2.84 | 2.77 | 2.59 |
| Net income per share-diluted* | **2.48** | 2.69 | 2.80 | 2.73 | 2.55 |
| Cash dividends | **72,055** | 68,915 | 65,758 | 63,421 | 61,135 |
| Cash dividends per share* | **.952** | .907 | .847 | .790 | .721 |
| Market price per share* | **43.95** | 42.72 | 43.91 | 45.02 | 41.30 |
| Book value per share* | **20.80** | 20.26 | 18.70 | 17.09 | 17.20 |
| Common shares outstanding* | **75,791** | 75,386 | 77,123 | 78,266 | 82,967 |
| Total assets | **17,532,447** | 16,204,831 | 15,230,349 | 13,885,545 | 14,250,368 |
| Loans, including held for sale | **11,644,544** | 10,841,264 | 9,960,118 | 8,899,183 | 8,305,359 |
| Investment securities | **3,780,116** | 3,297,015 | 3,496,323 | 3,770,181 | 4,837,368 |
| Deposits | **12,894,733** | 12,551,552 | 11,744,854 | 10,851,813 | 10,434,309 |
| Long-term debt | **1,447,781** | 1,083,636 | 553,934 | 269,390 | 389,542 |
| Stockholders' equity | **1,576,632** | 1,527,686 | 1,442,114 | 1,337,838 | 1,426,880 |
| Non-performing assets | **79,077** | 33,417 | 18,223 | 11,713 | 18,775 |

** Restated for the 5% stock dividend distributed in December 2008.*

## Results of Operations

| | | | | **$ Change** | | **% Change** | |
|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2008** | 2007 | 2006 | **'08-'07** | '07-'06 | **'08-'07** | '07-'06 |
| Net interest income | **$ 592,739** | $ 538,072 | $ 513,199 | **$ 54,667** | $ 24,873 | **10.2%** | 4.8% |
| Provision for loan losses | **(108,900)** | (42,732) | (25,649) | **66,168** | 17,083 | **154.8** | 66.6 |
| Non-interest income | **375,712** | 371,581 | 352,586 | **4,131** | 18,995 | **1.1** | 5.4 |
| Investment securities gains, net | **30,294** | 8,234 | 9,035 | **22,060** | (801) | **267.9** | (8.9) |
| Non-interest expense | **(616,113)** | (574,758) | (525,425) | **41,355** | 49,333 | **7.2** | 9.4 |
| Income taxes | **(85,077)** | (93,737) | (103,904) | **(8,660)** | (10,167) | **(9.2)** | (9.8) |
| **Net income** | **$ 188,655** | $ 206,660 | $ 219,842 | **$(18,005)** | $(13,182) | **(8.7)%** | (6.0)% |

For the year ended December 31, 2008, net income amounted to $188.7 million, a decrease of $18.0 million, or 8.7%, compared to $206.7 million in 2007. The decline in net income was mainly the result of an increase in the provision for loan losses of $66.2 million coupled with a 7.2% increase in non-interest expense, but partly offset by increases in net interest income, investment securities gains and non-interest income. Net interest income increased $54.7 million, or 10.2%, in 2008 compared to 2007, mainly as a result of growth in loans and investment securities, coupled with a large reduction in rates paid on interest bearing liabilities. These effects were partly offset by lower loan yields and higher borrowings. In 2008, net investment securities gains totaled $30.3 million compared to $8.2 million in 2007. Gains in 2008 included a $22.2 million gain on the redemption of Visa, Inc. (Visa) stock and a gain of $7.9 million on the sale of certain auction rate securities (ARS), further described in the Investment Securities Gains section of this discussion.

Non-interest income totaled $375.7 million in 2008, an increase of $4.1 million, or 1.1%, over amounts reported in the previous year and included a $9.4 million impairment charge on certain loans held for sale. Non-interest expense totaled $616.1 million, an increase of $41.4 million, or 7.2%, over 2007. Included in non-interest expense was a non-cash loss of $33.3 million as a result of the Company's purchase of ARS from its customers in the third quarter of 2008. Non-interest expense also included a $9.6 million reduction in an

indemnification obligation for the Company's share of certain Visa litigation costs, which is discussed further in the Non-Interest Expense section of this discussion. The provision for loan losses totaled $108.9 million in 2008, an increase of $66.2 million, and reflected higher net loan charge-offs, mainly in consumer and consumer credit card loans, and the need to increase loan loss reserves to address inherent risk in the loan portfolio. Income tax expense declined 9.2% in 2008 and resulted in an effective tax rate of 31.1%, which was slightly lower than the effective tax rate of 31.2% in the previous year. The decrease in income tax expense in 2008 compared to 2007 was mainly due to lower pre-tax earnings.

For the year ended December 31, 2007, net income amounted to $206.7 million, a decrease of $13.2 million, or 6.0%, from 2006. Net income in 2007 included a pre-tax charge of $21.0 million recorded in the fourth quarter, related to the Company's share of certain Visa litigation costs. Exclusive of this item, net income in 2007 amounted to $219.9 million, virtually the same as in 2006. Net interest income increased $24.9 million, or 4.8%, reflecting growth in average loan balances and higher average overall rates earned on loans and investment securities, partly offset by declining average balances in investment securities. Countering these effects was a rise in interest expense on deposit accounts and short-term borrowings, resulting from increases in interest rates on virtually all deposit accounts, coupled with growth in certificate of deposit balances and higher average short-term borrowings. Non-interest income rose $19.0 million, or 5.4%, largely due to increases of 9.1% in bank card fees, 1.6% in deposit account fees, and 9.2% in trust revenues. Exclusive of the Visa charge, non-interest expense grew $28.4 million, or 5.4%, which was mainly the result of a 7.1% increase in salaries and benefits. The provision for loan losses increased $17.1 million to $42.7 million, reflecting higher incurred losses in nearly all loan categories, with the largest increases in business, consumer, and consumer credit card loans. Income tax expense declined 9.8% in 2007 and resulted in an effective tax rate of 31.2%, compared to an effective tax rate of 32.1% in the prior year. The decrease in income tax expense in 2007 occurred mainly due to the change in the mix of taxable and non-taxable income.

The Company acquired two banking franchises during 2007. In April 2007, the Company acquired South Tulsa Financial Corporation. In this transaction, the Company acquired the outstanding stock of South Tulsa and issued shares of Company stock valued at $27.6 million. The Company's acquisition of South Tulsa added two branch locations in Tulsa, Oklahoma. In July 2007, the Company acquired Commerce Bank in Denver, Colorado. In this transaction, the Company acquired all of the outstanding stock of Commerce Bank for $29.5 million in cash. The acquisition added the Company's first location in Colorado.

During 2006, the Company also acquired two banks. The first acquisition was in July 2006, when the Company, through a bank subsidiary, acquired certain assets and assumed certain liabilities of Boone National Savings and Loan Association in a purchase and assumption agreement for cash of $19.1 million. Boone operated four branches in central Missouri. In September 2006, the Company acquired the outstanding stock of West Pointe Bancorp, Inc. in Belleville, Illinois, which operated five branch locations in the greater St. Louis area. The total purchase price of $80.5 million consisted of cash of $13.1 million and shares of Company stock valued at $67.5 million.

The transactions discussed above are collectively referred to as "bank acquisitions" throughout the remainder of this report. Additional information about acquired balances and intangible assets recognized is presented below.

| | 2007 | | 2006 | |
|---|---|---|---|---|
| *(In millions)* | Denver | South Tulsa | Boone | West Pointe |
| **Purchase price** | $ 29.5 | $ 27.6 | $ 19.1 | $ 80.5 |
| **Acquired balances:** | | | | |
| Total assets | 103.9 | 127.3 | 126.4 | 455.1 |
| Loans | 74.5 | 114.7 | 126.4 | 255.0 |
| Deposits | 72.2 | 103.9 | 100.9 | 381.8 |
| **Intangible assets recognized:** | | | | |
| Goodwill | 15.1 | 11.9 | 15.6 | 38.3 |
| Core deposit premium | 4.9 | 3.4 | 2.6 | 14.9 |
| Mortgage servicing rights | — | — | .3 | .5 |

The Company continually evaluates the profitability of its network of bank branches throughout its markets. As a result of this evaluation process, the Company may periodically sell the assets and liabilities of certain branches, or may sell the premises of specific banking facilities. In May 2008, the Company sold its banking branch, including the facility, in Independence, Kansas. In this transaction, approximately $23.3 million in loans, $85.0 million in deposits, and various other assets and liabilities were sold. The Company paid $54.1 million in cash, representing the net liabilities sold, and recorded a pre-tax gain of $6.9 million, representing the approximate premium paid by the buyer. During 2007 and 2006, the Company sold several bank facilities each year, realizing pre-tax gains on these sales of $1.6 million and $579 thousand, respectively.

In February 2009, the Company sold its branch in Lakin, Kansas. In this transaction, the Company sold the bank facility and certain deposits of approximately $6.9 million, and paid cash of approximately $5.6 million.

The Company distributed a 5% stock dividend for the fifteenth consecutive year on December 1, 2008. All per share and average share data in this report has been restated to reflect the 2008 stock dividend.

## Critical Accounting Policies

The Company's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 to the consolidated financial statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or be subject to variations which may significantly affect the Company's reported results and financial position for the current period or future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Current economic conditions may require the use of additional estimates, and some estimates may be subject to a greater degree of uncertainty due to the current instability of the economy. The Company has identified several policies as being critical because they require management to make particularly difficult, subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for loan losses, the valuation of certain investment securities, and accounting for income taxes.

### *Allowance for Loan Losses*

The Company performs periodic and systematic detailed reviews of its loan portfolio to assess overall collectability. The level of the allowance for loan losses reflects the Company's estimate of the losses inherent in the loan portfolio at any point in time. While these estimates are based on substantive methods for determining allowance requirements, actual outcomes may differ significantly from estimated results, especially when determining allowances for business, lease, construction and business real estate loans. These loans are normally larger and more complex, and their collection rates are harder to predict. Personal loans, including personal mortgage, credit card and consumer loans, are individually smaller and perform in a more homogenous manner, making loss estimates more predictable. Further discussion of the methodologies used in establishing the allowance is provided in the Provision and Allowance for Loan Losses section of this discussion.

### *Valuation of Investment Securities*

The Company carries its investment securities at fair value, and in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 157, the Company employs valuation techniques which utilize observable inputs when those inputs are available. These observable inputs reflect assumptions market participants would use in pricing the security, developed based on market data obtained from sources independent of the Company. When such information is not available, the Company employs valuation techniques which utilize unobservable inputs, or those which reflect the Company's own assumptions about market participants, based on the best information available in the circumstances. These valuation methods typically involve cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, estimates, or other inputs to the valuation techniques could have a material impact on the Company's

future financial condition and results of operations. Assets and liabilities carried at fair value inherently result in more financial statement volatility. SFAS 157, which requires fair value measurements to be classified as Level 1 (quoted prices), Level 2 (based on observable inputs) or Level 3 (based on unobservable, internally-derived inputs) is discussed in more detail in Note 16 to the consolidated financial statements.

Available for sale securities are reported at fair value, with changes in fair value reported in other comprehensive income. Most of the portfolio is priced utilizing industry-standard models that consider various assumptions which are observable in the marketplace, or can be derived from observable data. Such securities totaled approximately $3.4 billion, or 94.6% of the portfolio at December 31, 2008, and were classified as Level 2 measurements. The Company also holds $168.0 million in auction rate securities. These were classified as Level 3 measurements, as no market currently exists for these securities, and fair values were derived from internally generated cash flow valuation models which used unobservable inputs which were significant to the overall measurement. The Company periodically evaluates the available for sale portfolio for other-than-temporary impairment. Impairment which is deemed other-than-temporary is reflected in current earnings and reported in investment securities gains and losses in the consolidated statements of income. Evaluation for other-than-temporary impairment includes an analysis of the facts and circumstances of each individual security such as the severity of loss, the length of time the fair value has been below cost, the creditworthiness of the issuer, and the Company's intent and ability to hold the security to maturity. Impairment is measured using a cash flows modeling technique whose results are highly dependent on estimates of default rates, loss severities, and prepayment speeds. Future economic trends which signal changes to these estimates may have a negative effect on results of operations.

The Company, through its direct holdings and its Small Business Investment subsidiaries, has numerous private equity and venture capital investments, categorized as non-marketable securities in the accompanying consolidated balance sheets. These investments are reported at fair value, and totaled $55.4 million at December 31, 2008. Changes in fair value are reflected in current earnings, and reported in investment securities gains and losses in the consolidated statements of income. Because there is no observable market data for these securities, their fair values are internally developed using available information and management's judgment. Although management believes its estimates of fair value reasonably reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company's management team, and other economic and market factors may affect the amounts that will ultimately be realized from these investments.

*Accounting for Income Taxes*

As more fully discussed in Notes 1 and 9 of the consolidated financial statements, the Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Accrued income taxes represent the net amount of current income taxes which are expected to be paid attributable to operations as of the balance sheet date. Deferred income taxes represent the expected future tax consequences of events that have been recognized in the financial statements or income tax returns. Current and deferred income taxes are reported as either a component of other assets or other liabilities in the consolidated balance sheets, depending on whether the balances are assets or liabilities. Judgment is required in applying the principles of SFAS No. 109. The Company regularly monitors taxing authorities for changes in laws and regulations and their interpretations by the judicial systems. The aforementioned changes, and changes that may result from the resolution of income tax examinations by federal and state taxing authorities, may impact the estimate of accrued income taxes and could materially impact the Company's financial position and results of operations.

## Net Interest Income

Net interest income, the largest source of revenue, results from the Company's lending, investing, borrowing, and deposit gathering activities. It is affected by both changes in the level of interest rates and changes in the amounts and mix of interest earning assets and interest bearing liabilities. The following table summarizes the changes in net interest income on a fully taxable equivalent basis, by major category of interest earning assets and interest bearing liabilities, identifying changes related to volumes and rates. Changes not solely due to volume or rate changes are allocated to rate.

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| | Change due to | | | Change due to | | |
| *(In thousands)* | Average Volume | Average Rate | Total | Average Volume | Average Rate | Total |
| **Interest income, fully taxable equivalent basis** | | | | | | |
| Loans | $ 57,585 | $(137,217) | $ (79,632) | $77,356 | $ 14,896 | $ 92,252 |
| Loans held for sale | 1,741 | (8,713) | (6,972) | 412 | (260) | 152 |
| Investment securities: | | | | | | |
| U.S. government and federal agency obligations | (9,129) | 63 | (9,066) | (8,190) | 1,878 | (6,312) |
| State and municipal obligations | 4,582 | 3,135 | 7,717 | 8,058 | 251 | 8,309 |
| Mortgage and asset-backed securities | 17,036 | 6,090 | 23,126 | (3,547) | 9,520 | 5,973 |
| Other securities | 942 | (2,396) | (1,454) | (3,126) | (2,090) | (5,216) |
| Federal funds sold and securities purchased under agreements to resell | (4,848) | (12,746) | (17,594) | 11,852 | (1,608) | 10,244 |
| Interest earning deposits with banks | 198 | — | 198 | — | — | — |
| **Total interest income** | 68,107 | (151,784) | (83,677) | 82,815 | 22,587 | 105,402 |
| **Interest expense** | | | | | | |
| Interest bearing deposits: | | | | | | |
| Savings | 42 | (923) | (881) | (5) | (132) | (137) |
| Interest checking and money market | 7,117 | (61,197) | (54,080) | 8,541 | 11,248 | 19,789 |
| Time open and C.D.'s of less than $100,000 | (9,775) | (23,860) | (33,635) | 11,563 | 13,970 | 25,533 |
| Time open and C.D.'s of $100,000 and over | 7,566 | (25,640) | (18,074) | 9,001 | 6,357 | 15,358 |
| Federal funds purchased and securities sold under agreements to repurchase | (16,534) | (41,845) | (58,379) | 10,826 | 2,484 | 13,310 |
| Other borrowings | 38,018 | (13,888) | 24,130 | 5,346 | (315) | 5,031 |
| **Total interest expense** | 26,434 | (167,353) | (140,919) | 45,272 | 33,612 | 78,884 |
| **Net interest income, fully taxable equivalent basis** | $ 41,673 | $ 15,569 | $ 57,242 | $37,543 | $(11,025) | $ 26,518 |

Net interest income totaled $592.7 million in 2008, representing an increase of $54.7 million, or 10.2%, compared to $538.1 million in 2007. On a tax equivalent basis, net interest income totaled $604.1 million and increased $57.2 million, or 10.5%, over the previous year. This increase was mainly the result of lower rates paid on deposits and other borrowings, coupled with higher average loan and investment securities balances during the year. The net yield on earning assets (tax equivalent) was 3.93% in 2008 compared with 3.80% in the previous year.

Interest income on loans (tax equivalent) declined $86.6 million due to lower rates earned on virtually all lending products but offset by higher loan balances, especially in business, consumer and consumer credit card loans. The lower rates earned on the loan portfolio were related to the actions taken by the Federal Reserve Bank during 2008 to reduce interest rate levels, which caused the Company's portfolio to re-price

quickly. Tax equivalent interest earned on investment securities increased by $20.3 million, or 12.7%, due to higher average balances of mortgage-backed and municipal securities, coupled with higher rates earned on these investments. Included in municipal securities were the Company's purchases of auction rate securities in the third quarter of 2008, which increased interest income. The majority of these securities were sold in the fourth quarter. Interest earned on federal funds sold and resale agreement assets declined $17.6 million, mainly due to lower average balances coupled with much lower overnight rates. Average rates (tax equivalent) earned on interest earning assets in 2008 decreased to 5.60% compared to 6.56% in the previous year, or a decline of 96 basis points.

Interest expense on deposits decreased $106.7 million, mainly the result of much lower rates paid on all deposit products but partly offset by the effects of higher average balances of money market accounts and certificates of deposit of $100,000 and over. Average rates paid on deposit balances declined 100 basis points from 2.68% in 2007 to 1.68% in 2008. Interest expense on borrowings declined $34.2 million, or 35.2%, mainly as a result of lower rates paid and lower average balances of federal funds purchased and repurchase agreement borrowings. Also, while advances from the Federal Home Loan Bank and the Federal Reserve's Term Auction Facility increased on average by $788.3 million, rates on these borrowings dropped significantly in 2008. The average rate paid on interest bearing liabilities decreased to 1.83% compared to 3.01% in 2007.

Net interest income in 2007 increased $24.9 million, or 4.8%, to $538.1 million, compared to $513.2 million in 2006. On a tax equivalent basis, net interest income increased $26.5 million, or 5.1%, in 2007 compared to 2006. The increase in net interest income in 2007 compared to 2006 was due mainly to growth in interest on loans, investment securities and short-term investments, offset by higher interest expense on deposit accounts and borrowings. The increase in interest income on loans was the result of increases in both rates and balances of virtually all loan products. The effect on rates was mainly due to Federal Reserve rate increases in 2006 which impacted average balances and earnings for the full year in 2007. The growth in average balances partly resulted from bank acquisitions occurring in 2007 and 2006, which increased average loan balances by $337.8 million in 2007. Tax equivalent interest earned on investment securities increased by 1.8% due to higher rates earned on mortgage and asset-backed securities and U.S. government and federal agency securities, but was partly offset by lower overall average balances. Interest earned on federal funds sold and resale agreement assets rose by $10.2 million, mainly due to higher average balances in overnight resale agreements. Average rates earned on total interest earning assets in 2007 increased to 6.56% compared to 6.32% in the previous year.

Interest expense on deposits increased $60.5 million in 2007 over 2006 due to higher average balances of money market accounts and short-term certificates of deposit, in addition to higher rates paid on most deposit products. Interest expense on borrowings increased $18.4 million over 2006. This growth resulted from an increase of $350.6 million in average balances, mainly in securities sold under repurchase agreements and Federal Home Loan Bank advances, coupled with higher average rates paid on the repurchase agreements. The average rate paid on interest bearing liabilities increased to 3.01% compared to 2.63% in 2006. The tax adjusted net yield on earning assets totaled 3.80% in 2007 and 3.92% in 2006.

**Provision for Loan Losses**

The provision for loan losses totaled $108.9 million in 2008, up from $42.7 million in the previous year, or an increase of $66.2 million. In 2006 the provision totaled $25.6 million. The growth in the provision in 2008 was the result of deteriorating economic conditions affecting the Company's loan portfolio, higher watch list loans totals, and increasing loan losses experience, especially in consumer and consumer credit card loans, during 2008. As a result, the Company increased its allowance for loan losses by $39.0 million in 2008. The provision for loan losses is recorded to bring the allowance for loan losses to a level deemed adequate by management based on the factors mentioned in the following "Allowance for Loan Losses" section of this discussion.

## Non-Interest Income

| *(Dollars in thousands)* | **2008** | 2007 | 2006 | % Change **'08-'07** | % Change '07-'06 |
|---|---|---|---|---|---|
| Deposit account charges and other fees | **$110,361** | $117,350 | $115,453 | **(6.0)%** | 1.6% |
| Bank card transaction fees | **113,862** | 103,613 | 94,928 | **9.9** | 9.1 |
| Trust fees | **80,294** | 78,840 | 72,180 | **1.8** | 9.2 |
| Trading account profits and commissions | **14,268** | 8,647 | 8,132 | **65.0** | 6.3 |
| Consumer brokerage services | **13,553** | 12,445 | 9,954 | **8.9** | 25.0 |
| Loan fees and sales | **(2,413)** | 8,835 | 10,503 | **N.M.** | (15.9) |
| Other | **45,787** | 41,851 | 41,436 | **9.4** | 1.0 |
| **Total non-interest income** | **$375,712** | $371,581 | $352,586 | **1.1%** | 5.4% |
| Non-interest income as a % of total revenue* | **38.8%** | 40.8% | 40.7% | | |
| Total revenue per full-time equivalent employee | **$ 185.6** | $ 179.0 | $ 175.5 | | |

* *Total revenue is calculated as net interest income plus non-interest income.*

Non-interest income totaled $375.7 million, an increase of $4.1 million or 1.1%, compared to $371.6 million in 2007. Non-interest income included an impairment charge of $9.4 million, recorded in loan fees and sales, on certain student loans held for sale. The Company has agreements to sell its portfolio of originated student loans to various student loan servicing agencies. Due to uncertainties surrounding some of these agencies' ability to fulfill these contracts in the future, the Company adjusted a portion of the portfolio, totaling $206.1 million, to fair value, and recorded the above mentioned impairment charge. Bank card fee income grew by $10.2 million, or 9.9%, due to solid growth in debit card and corporate credit card fee income, which grew by 9.4% and 28.6%, respectively. However, deposit fees declined by $7.0 million, or 6.0%, mainly due to a decrease of $10.4 million in deposit account overdraft fees. This decline was partly offset by growth in corporate cash management fee income, which increased $4.5 million, or 17.2%. Trust fee income grew by $1.5 million, or 1.8%, and was especially affected in the fourth quarter by lower market values of the trust assets on which fees are based. Market values of total trust assets at year end 2008 were 14.6% lower than at year end 2007. Consumer brokerage services revenue grew by $1.1 million, or 8.9%, on higher bond sales and annuity commissions. Bond trading income increased $5.6 million, or 65.0%, due to increased sales volumes from its correspondent bank and commercial customers. Other non-interest income rose $3.9 million over the prior year, largely due to a $6.9 million gain on the sale of a bank branch. Additional increases occurred in cash sweep commission income and fair value gains on interest rate swaps. These were partly offset by a $1.1 million impairment charge on an office building held for sale, in addition to declines in official check sales and equipment rental income.

In 2007, non-interest income increased $19.0 million, or 5.4%, to $371.6 million. Compared to 2006, deposit account fees increased $1.9 million, or 1.6%, as a result of higher corporate cash management fees, which grew by $2.8 million, or 12.2%. This growth was partly offset by a slight decline in deposit account overdraft fees. Bank card fees rose $8.7 million, or 9.1% overall, primarily due to growth in debit card and corporate card fee income, which grew by 12.2% and 30.0%, respectively. Trust fees increased $6.7 million, or 9.2%, due to an 8.3% increase in private client account fees and a 14.7% increase in corporate and institutional trust account fees. Bond trading income rose $515 thousand due to an increase in underwriting fees on customer debt issues, in addition to higher corporate and correspondent bank sales. Consumer brokerage services revenue rose $2.5 million, or 25.0%, mainly due to growth in annuity commissions and mutual fund fees. Loan fees and sales decreased by $1.7 million as gains on sales of student loans declined from $6.3 million in 2006 to $4.5 million in 2007, which resulted from narrowing profit margins on loans sold to various servicing agencies. Other non-interest income rose $415 thousand over the prior year, largely due to increases of $1.1 million in cash sweep commission income and $1.0 million in gains on sales of various bank facilities. These increases were partly offset by impairment losses of $1.3 million recorded on several properties and the receipt in 2006 of $1.2 million in non-recurring income from an equity investment held by Commerce Bancshares, Inc., the parent holding company (the "Parent").

## Investment Securities Gains, Net

Net gains and losses on investment securities during 2008, 2007 and 2006 are shown in the table below. Included in these amounts are gains and losses arising from sales of bonds from the Bank's available for sale portfolio and sales of publicly traded equity securities held by the Parent. Also shown are gains and losses relating to non-marketable private equity and venture capital investments, which are primarily held by the Parent's majority-owned venture capital subsidiaries. These include fair value adjustments, in addition to gains and losses realized upon disposition. Minority interest expense pertaining to these net gains is reported in other non-interest expense, and totaled $299 thousand, $389 thousand, and $2.2 million in 2008, 2007 and 2006, respectively.

Net securities gains of $30.3 million were recorded in 2008, compared to $8.2 million in 2007 and $9.0 million in 2006. Most of the net gain in 2008 occurred because of Visa's redemption of certain Class B stock held by its former member banks. The redemption occurred in conjunction with an initial public offering by Visa in March 2008. Approximately 500 thousand shares of the Company's Class B stock were redeemed, which resulted in a $22.2 million gain. Also, in December 2008, $341.4 million in auction rate securities were sold in exchange for federally guaranteed student loans, resulting in a gain of $7.9 million. Preferred equity securities issued by the Student Loan Marketing Association and the Federal National Mortgage Association, totaling $20.7 million, were sold early in the year for a loss of $3.5 million.

| *(Dollars in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Available for sale:** | | | |
| Preferred equity securities | **$ (3,504)** | $ (663) | $ — |
| Common stock | **(296)** | 2,521 | — |
| Auction rate securities | **7,861** | — | — |
| Other bonds | **1,140** | 1,069 | (2,083) |
| **Non-marketable:** | | | — |
| Private equity and venture investments | **2,897** | 5,307 | 8,278 |
| Visa Class B stock | **22,196** | — | — |
| MasterCard stock | — | — | 2,840 |
| **Total investment securities gains, net** | **$30,294** | $8,234 | $ 9,035 |

## Non-Interest Expense

| | | | | % Change | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2008** | 2007 | 2006 | **'08-'07** | '07-'06 |
| Salaries | **$286,161** | $265,378 | $244,887 | **7.8%** | 8.4% |
| Employee benefits | **47,451** | 43,390 | 43,386 | **9.4** | — |
| Net occupancy | **46,317** | 45,789 | 43,276 | **1.2** | 5.8 |
| Equipment | **24,569** | 24,121 | 25,665 | **1.9** | (6.0) |
| Supplies and communication | **35,335** | 34,162 | 32,670 | **3.4** | 4.6 |
| Data processing and software | **56,387** | 50,342 | 51,601 | **12.0** | (2.4) |
| Marketing | **19,994** | 18,199 | 17,317 | **9.9** | 5.1 |
| Loss on purchase of auction rate securities | **33,266** | — | — | **N.M.** | N.M. |
| Indemnification obligation | **(9,619)** | 20,951 | — | **N.M.** | N.M. |
| Other | **76,252** | 72,426 | 66,623 | **5.3** | 8.7 |
| **Total non-interest expense** | **$616,113** | $574,758 | $525,425 | **7.2%** | 9.4% |
| Efficiency ratio | **63.2%** | 62.7% | 60.6% | | |
| Salaries and benefits as a % of total non-interest expense | **54.1%** | 53.7% | 54.9% | | |
| Number of full-time equivalent employees | **5,217** | 5,083 | 4,932 | | |

Non-interest expense was $616.1 million in 2008, an increase of 7.2% over the previous year. Salaries and benefits expense grew by $24.8 million, or 8.0%, due to merit increases, higher incentive payments, and increased medical insurance costs. In addition, increased salary costs resulted from higher staffing in areas such as commercial bank card, private banking, and commercial banking, which were part of certain growth initiatives established by the Company in 2007. Occupancy, supplies and communication, and equipment costs grew by 1.2%, 3.4%, and 1.9%, respectively, and were well controlled. Occupancy costs increased mainly as a result of higher building services and repairs expense. Equipment expense grew mainly due to higher repairs and maintenance expense, partly offset by a decline in equipment depreciation expense. Supplies and communication costs were higher due to increased costs for supplies and courier expense. Data processing and software expense increased $6.0 million, or 12.0%, mainly due to higher bank card processing costs which increased in relation to higher bank card revenues. Exclusive of bank card costs, core data processing expense increased $2.1 million, or 6.7%, over the prior year due to investments in new software and servicing systems. Marketing expense also rose by $1.8 million, or 9.9%, over the prior year mainly related to deposit account product marketing and other campaigns supporting Company initiatives. Other non-interest expense increased $3.8 million, or 5.3%, in 2008 partly due to an impairment charge of $2.5 million related to foreclosed land sold in the third quarter of 2008. Other increases occurred in travel and entertainment, FHLB letter of credit fees, and credit card rewards expense. Partly offsetting these increases were declines in professional fees and leased equipment depreciation.

Non-interest expense in 2008 included a $33.3 million non-cash loss related to the purchase of auction rate securities from customers in the third quarter. The securities were purchased at par value from the customers, and this loss represents the amount by which par value exceeded estimated fair value on the purchase date. Most of these securities were subsequently sold in the fourth quarter, and the gain relating to that transaction was recorded in investments securities gains, as noted above.

Also included in non-interest expense are adjustments to the Company's estimate of its share of certain litigation costs arising from its member bank relationship with Visa. A non-cash expense charge of $21.0 million was recorded in the fourth quarter of 2007 to establish the Company's obligation for its portion of litigation costs relating to various suits against Visa. The obligation was reduced in the first quarter of 2008 upon the funding of an escrow account for these suits, in conjunction with Visa's initial public offering. The obligation was subsequently adjusted during the year to reflect changes in estimates of litigation costs and additional escrow funding. As a result of these adjustments, an overall reduction in the obligation of $9.6 million was recorded during 2008.

In 2007, non-interest expense was $574.8 million, which included the charge of $21.0 million related to the Visa indemnification obligation. Excluding this charge, non-interest expense was $553.8 million in 2007, and grew 5.4% over 2006. Salaries and benefits expense grew by $20.5 million, or 7.1%, due to merit increases, incentive compensation, payroll taxes and the effects of the 2007 and 2006 bank acquisitions, which contributed $5.4 million of this increase. Partly offsetting these increases was a decline in employee group medical plan expense, resulting from favorable claims experience. Occupancy expense increased by $2.5 million, or 5.8%, over 2006 mainly as a result of seasonal maintenance costs, higher building depreciation and real estate taxes. Higher rent income from tenants, resulting from an increase in overall building occupancy, partly offset these expenses. Equipment expense declined by $1.5 million, or 6.0%, mainly due to declines in depreciation expense on data processing equipment and maintenance contract expense, in addition to relocation costs of a check processing function in 2006. Supplies and communication costs grew by $1.5 million, or 4.6%, mainly due to higher costs for supplies, postage and courier expense, partly offset by a decline in data network expense. Data processing and software expense declined $1.3 million, or 2.4%, mainly due to lower license costs related to online banking systems and a decline in bank card processing fees. A smaller variance occurred in marketing expense, which increased $882 thousand, or 5.1%, over the prior year. Other non-interest expense increased $5.8 million, or 8.7%, in 2007 due to increases in intangible asset amortization (resulting from recent bank acquisitions), bank card and other fraud losses, and dues and subscription expense. Partly offsetting these increases were declines in minority interest expense and foreclosed property expense.

### Income Taxes

Income tax expense was $85.1 million in 2008, compared to $93.7 million in 2007 and $103.9 million in 2006. Income tax expense in 2008 decreased 9.2% from 2007, compared to an 8.9% decrease in pre-tax income. The effective tax rate was 31.1%, 31.2% and 32.1% in 2008, 2007 and 2006, respectively. The Company's effective tax rates in those years were lower than the federal statutory rate of 35% mainly due to tax-exempt interest on state and municipal obligations.

## Financial Condition

### Loan Portfolio Analysis

A schedule of average balances invested in each category of loans appears on page 56. Classifications of consolidated loans by major category at December 31 for each of the past five years are as follows. In 2008, the Company acquired a portfolio of student loans which it intends to hold until maturity, which is shown in the table below. The Company's portfolio of originated student loans was classified as held for sale in 2006, and is included in the table below only for years 2004 and 2005. Refer to the following section, Loans Held for Sale, for information regarding originated student loans.

| | Balance at December 31 | | | | |
|---|---|---|---|---|---|
| *(In thousands)* | **2008** | 2007 | 2006 | 2005 | 2004 |
| Business | **$ 3,404,371** | $ 3,257,047 | $2,860,692 | $2,527,654 | $2,246,287 |
| Real estate – construction and land | **837,369** | 668,701 | 658,148 | 424,561 | 427,124 |
| Real estate – business | **2,137,822** | 2,239,846 | 2,148,195 | 1,919,045 | 1,743,293 |
| Real estate – personal | **1,638,553** | 1,540,289 | 1,478,669 | 1,352,339 | 1,329,568 |
| Consumer | **1,615,455** | 1,648,072 | 1,435,038 | 1,287,348 | 1,193,822 |
| Home equity | **504,069** | 460,200 | 441,851 | 448,507 | 411,541 |
| Student | **358,049** | — | — | 330,238 | 357,991 |
| Consumer credit card | **779,709** | 780,227 | 648,326 | 592,465 | 561,054 |
| Overdrafts | **7,849** | 10,986 | 10,601 | 10,854 | 23,673 |
| **Total loans** | **$11,283,246** | $10,605,368 | $9,681,520 | $8,893,011 | $8,294,353 |

In December 2008, the Company elected to reclassify certain segments of its real estate, business, and consumer portfolios. The reclassifications were made to better align the loan reporting with its related collateral and purpose. Amounts reclassified to real estate construction and land pertained mainly to commercial or residential land and lots which were held by borrowers for future development. Amounts reclassified to personal real estate related mainly to one to four family rental property secured by residential mortgages. The table below shows the effect of the reclassifications on the various lending categories as of the transfer date. Because the information was not readily available and it was impracticable to do so, prior periods were not restated.

| *(In thousands)* | Effect of reclassification |
|---|---|
| Business | $ (55,991) |
| Real estate – construction and land | 158,268 |
| Real estate – business | (214,071) |
| Real estate – personal | 142,093 |
| Consumer | (30,299) |
| **Net reclassification** | $ — |

The contractual maturities of loan categories at December 31, 2008, and a breakdown of those loans between fixed rate and floating rate loans are as follows:

| | Principal Payments Due | | | |
|---|---|---|---|---|
| *(In thousands)* | In One Year or Less | After One Year Through Five Years | After Five Years | Total |
| Business | $1,879,301 | $1,321,504 | $ 203,566 | $ 3,404,371 |
| Real estate – construction and land | 527,974 | 282,944 | 26,451 | 837,369 |
| Real estate – business | 575,279 | 1,287,961 | 274,582 | 2,137,822 |
| Real estate – personal | 188,639 | 391,782 | 1,058,132 | 1,638,553 |
| **Total business and real estate loans** | $3,171,193 | $3,284,191 | $1,562,731 | 8,018,115 |
| Consumer[(1)] | | | | 1,615,455 |
| Home equity[(2)] | | | | 504,069 |
| Student[(3)] | | | | 358,049 |
| Consumer credit card[(4)] | | | | 779,709 |
| Overdrafts | | | | 7,849 |
| **Total loans, net of unearned income** | | | | $11,283,246 |
| Loans with fixed rates | $ 664,714 | $1,714,646 | $ 479,711 | $ 2,859,071 |
| Loans with floating rates | 2,506,479 | 1,569,545 | 1,083,020 | 5,159,044 |
| **Total business and real estate loans** | $3,171,193 | $3,284,191 | $1,562,731 | $ 8,018,115 |

*(1) Consumer loans with floating rates totaled $88.5 million.*
*(2) Home equity loans with floating rates totaled $497.1 million.*
*(3) All student loans have floating rates.*
*(4) Consumer credit card loans with floating rates totaled $709.0 million.*

Total loans at December 31, 2008 were $11.3 billion, an increase of $677.9 million, or 6.4%, over balances at December 31, 2007. Excluding the effects of the reclassification mentioned above, loan growth during 2008 came principally from business, business real estate, and student loans. Business loans grew $203.3 million, or 6.2%, reflecting continued customer demand and higher line of credit usage. Lease balances, which are included in the business category, increased $32.2 million, or 11.7%, compared with the previous year end balance, as equipment financing remained strong. Business real estate loans rose $112.0 million, or 5.0%, and construction loans increased $10.4 million, or 1.6%. The increase in construction loans pertained to commercial construction, as opposed to land development and residential construction, which declined approximately $40 million in 2008. Consumer loans declined $2.3 million, partly as a result of a decline in automobile lending, but offset by growth in marine and recreational vehicle loans, which grew $27.6 million. Beginning in the third quarter, the Company elected to reduce its originations of certain types of marine and recreational vehicle loans due to current market conditions. Personal real estate loans decreased by $43.8 million, or 2.8%, while consumer credit card loans decreased slightly by $518 thousand. During 2008, home equity loans increased $43.9 million, or 9.5%, due to an increase in new account activations. In December 2008, the Company acquired $358.5 million of federally guaranteed student loans from a student loan agency in exchange for certain auction rate securities acquired by the Company in the previous quarter, and issued by that agency. The loans, which have an average estimated life of approximately seven years, were recorded at fair value, which resulted in a discount from their face value of approximately 2.5%. The Company intends to hold these loans to maturity.

Period end loans increased $923.8 million, or 9.5%, in 2007 compared to 2006, resulting from increases in business, business real estate, personal real estate, consumer and credit card loans.

The Company currently generates approximately 31% of its loan portfolio in the St. Louis market, 30% in the Kansas City market, and 39% in various other regional markets. The portfolio is diversified from a business and retail standpoint, with 57% in loans to businesses and 43% in loans to consumers. A balanced

approach to loan portfolio management and an historical aversion toward credit concentrations, from an industry, geographic and product perspective, have contributed to low levels of problem loans and loan losses.

*Business*

Total business loans amounted to $3.4 billion at December 31, 2008 and include loans used mainly to fund customer accounts receivable, inventories, and capital expenditures. This portfolio also includes sales type and direct financing leases totaling $308.2 million, which are used by commercial customers to finance capital purchases ranging from computer equipment to office and transportation equipment. These leases comprise 2.7% of the Company's total loan portfolio. Business loans are made primarily to customers in the regional trade area of the Company, generally the central Midwest, encompassing the states of Missouri, Kansas, Illinois, and nearby Midwestern markets, including Iowa, Oklahoma, Colorado and Ohio. The portfolio is diversified from an industry standpoint and includes businesses engaged in manufacturing, wholesaling, retailing, agribusiness, insurance, financial services, public utilities, and other service businesses. Emphasis is upon middle-market and community businesses with known local management and financial stability. The Company participates in credits of large, publicly traded companies when business operations are maintained in the local communities or regional markets and opportunities to provide other banking services are present. Consistent with management's strategy and emphasis upon relationship banking, most borrowing customers also maintain deposit accounts and utilize other banking services. Net loan charge-offs in this category totaled $4.4 million in both 2008 and in 2007. Non-accrual business loans were $4.0 million (.1% of business loans) at December 31, 2008 compared to $4.7 million at December 31, 2007. Included in these totals were non-accrual lease-related loans of $1.0 million and $167 thousand at December 31, 2008 and 2007, respectively. Growth opportunities in business loans will largely depend on economic and market conditions affecting businesses and their ability to grow and invest in new capital, and the Company's own solicitation efforts in attracting new, high quality loans. Asset quality is, in part, a function of management's consistent application of underwriting standards and credit terms through stages in economic cycles. Therefore, portfolio growth in 2009 will be dependent upon 1) the strength of the economy, 2) the actions of the Federal Reserve with regard to targets for economic growth, interest rates, and inflationary tendencies, and 3) the competitive environment.

*Real Estate-Construction and Land*

The portfolio of loans in this category amounted to $837.4 million at December 31, 2008 and comprised 7.4% of the Company's total loan portfolio. The table below shows the Company's holdings of the major types of construction loans.

| *(In thousands)* | Balance at December 31 2008 | % of Total |
|---|---|---|
| Residential land and land development | $139,726 | 16.7% |
| Residential construction | 141,405 | 16.9 |
| Commercial land and land development | 246,335 | 29.4 |
| Commercial construction | 309,903 | 37.0 |
| **Total real estate-construction and land loans** | **$837,369** | **100.0%** |

These loans are predominantly made to businesses in the local markets of the Company's banking subsidiaries. Commercial construction loans are made during the construction phase for small and medium-sized office and medical buildings, manufacturing and warehouse facilities, apartment complexes, shopping centers, hotels and motels, and other commercial properties. Exposure to larger speculative office properties remains low. Commercial land and land development loans relate to land owned or developed for use in conjunction with business properties. The largest percentage of residential construction and land development loans are for projects located in the Kansas City and St. Louis metropolitan areas. Credit exposure in this sector has risen over the last two years, especially in residential construction and land development lending, as a result of the slowdown in the housing industry and worsening economic conditions. Net loan charge-offs increased to $6.2 million in 2008, compared to net charge-offs of $2.0 million in 2007. The increase

in net charge-offs in 2008 was mainly related to charge-offs of $4.3 million on four specific loans. In addition, construction and land loans on non-accrual status rose to $48.9 million at year end 2008, compared to $7.8 million at year end 2007. Much of the increase was the result of placing a $19.9 million residential construction loan within our market on non-accrual status in December 2008. The remainder of the non-accrual balance is composed of approximately 14 borrowers, whose loan balances range from $700 thousand to $6.6 million. The Company's watch list, which includes special mention and substandard categories, includes $124.7 million of residential land and construction loans which are being closely monitored.

*Real Estate-Business*

Total business real estate loans were $2.1 billion at December 31, 2008 and comprised 18.9% of the Company's total loan portfolio. This category includes mortgage loans for small and medium-sized office and medical buildings, manufacturing and warehouse facilities, shopping centers, hotels and motels, and other commercial properties. Emphasis is placed on owner-occupied and income producing commercial real estate properties, which present lower risk levels. The borrowers and/or the properties are generally located in the local and regional markets of the affiliate banks. At December 31, 2008, non-accrual balances amounted to $13.1 million, or .6% of the loans in this category, up from $5.6 million at year end 2007. The Company experienced net charge-offs of $2.2 million in 2008, compared to net charge-offs of $1.1 million in 2007.

*Real Estate-Personal*

At December 31, 2008, there were $1.6 billion in outstanding personal real estate loans, which comprised 14.5% of the Company's total loan portfolio. The mortgage loans in this category are mainly for owner-occupied residential properties. The Company originates both adjustable rate and fixed rate mortgage loans. The Company retains adjustable rate mortgage loans, and may from time to time retain certain fixed rate loans (typically 15-year fixed rate loans) as directed by its Asset/Liability Management Committee. Other fixed rate loans in the portfolio have resulted from previous bank acquisitions. The Company does not purchase loans from outside parties or brokers, and has never maintained or promoted subprime or reduced document products. At December 31, 2008, 59% of the portfolio was comprised of adjustable rate loans while 41% was comprised of fixed rate loans. Levels of mortgage loan origination activity declined in 2008 compared to 2007, with originations of $181 million in 2008 compared with $283 million in 2007. Growth in mortgage loan originations was constrained in 2008 as a result of the deteriorating economy, slower housing starts, and lower resales within the Company's markets. The Company has not experienced significant loan losses in this category, and believes this is partly because it does not offer subprime lending products or purchase loans from brokers. While loan losses have remained low during the year, the Company saw an increase in losses in the fourth quarter of 2008, and recorded net loan charge-offs of $1.4 million in that quarter. Net loan charge-offs for 2008 amounted to $1.7 million, compared to $139 thousand in the previous year. The non-accrual balances of loans in this category increased to $8.4 million at December 31, 2008, compared to $1.1 million at year end 2007.

*Personal Banking*

Total personal banking loans, which include consumer, student and revolving home equity loans, totaled $2.5 billion at December 31, 2008 and, excluding the reclassification mentioned above, increased 19.0% during 2008. These categories comprised 22.0% of the total loan portfolio at December 31, 2008. Consumer loans consist of auto, marine, tractor/trailer, recreational vehicle (RV) and fixed rate home equity loans, and totaled $1.6 billion at year end 2008. Approximately 70% of consumer loans outstanding were originated indirectly from auto and other dealers, while the remaining 30% were direct loans made to consumers. Approximately 29% of the consumer portfolio consists of automobile loans, 51% in marine and RV loans and 9% in fixed rate home equity lending. As mentioned above, total consumer loans declined $2.3 million in 2008 as a result of a decline in auto lending, which decreased $15.6 million, or 3.2%, but was offset by a $27.6 million increase in marine and RV lending. Since July 2008 and in conjunction with the Company's decision to reduce marine and RV originations, these loans have declined $38.7 million. Net charge-offs on consumer loans were $21.4 million in 2008 compared to $9.5 million in 2007. Net charge-offs increased to 1.3% of average consumer loans in 2008 compared to .6% in 2007. The increase in net charge-offs in 2008 compared to 2007 was mainly due to higher marine and RV charge-offs. Net charge-offs on marine and RV

loans were $9.9 million higher in 2008 compared to 2007, and were 1.7% of average marine and RV loans in 2008 compared to .6% in 2007.

Revolving home equity loans, of which 99% are adjustable rate loans, totaled $504.1 million at year end 2008. An additional $690.8 million was outstanding in unused lines of credit, which can be drawn at the discretion of the borrower. Home equity loans are secured mainly by second mortgages (and less frequently, first mortgages) on residential property of the borrower. The underwriting terms for the home equity line product permit borrowing availability, in the aggregate, generally up to 80% or 90% of the appraised value of the collateral property at the time of origination, although a small percentage may permit borrowing up to 100% of appraised value.

As mentioned previously, in December 2008, the Company acquired federally guaranteed student loans from a student loan agency in exchange for certain auction rate securities issued by that agency. At December 31, 2008, these student loans totaled $358.0 million.

*Consumer Credit Card*

Total consumer credit card loans amounted to $779.7 million at December 31, 2008 and comprised 6.9% of the Company's total loan portfolio. The credit card portfolio is concentrated within regional markets served by the Company. The Company offers a variety of credit card products, including affinity cards, rewards cards, and standard and premium credit cards, and emphasizes its credit card relationship product, Special Connections. Approximately 63% of the households in Missouri that own a Commerce credit card product also maintain a deposit relationship with the subsidiary bank. Approximately 91% of the outstanding credit card loans have a floating interest rate. Net charge-offs amounted to $31.5 million in 2008, which was a $7.8 million increase over 2007. While the annual ratio of net credit card loan charge-offs to total average credit card loans totaled 4.1% in 2008 compared to 3.6% in 2007, annualized 2008 fourth quarter net credit card charge-offs on average loans increased to 4.5%. These ratios, however, remain below national loss averages.

## Loans Held for Sale

Total loans held for sale at December 31, 2008 were $361.3 million, an increase of $125.4 million, or 53.2%, from $235.9 million at year end 2007. Loans classified as held for sale consist of residential mortgage loans and student loans.

Mortgage loans are fixed rate loans, which are sold in the secondary market, generally within three months of origination, and totaled $2.7 million and $6.9 million at December 31, 2008 and 2007, respectively.

The Company originates loans to students attending colleges and universities and these loans are normally sold to the secondary market when the student graduates and the loan enters into repayment status. Nearly all of these loans are based on variable rates. The Company maintains agreements to sell these student loans to various student loan servicing agencies, including the Missouri Higher Education Loan Authority and the Student Loan Marketing Association. In mid 2008, the Company also entered into an agreement with the Department of Education (DOE) which covers all new loans originated beginning July 1, 2008. Under this agreement, loans originated for the school year 2008-2009 are expected to be sold in September 2009.

Due to uncertainties surrounding some of the student loan agencies' ability to fulfill these contracts in the future, the Company adjusted loans totaling $206.1 million to fair value and recorded impairment charges of $9.4 million during the second half of 2008. Student loan balances grew by $129.5 million, or 56.6%, to $358.6 million at year end 2008, compared to $229.0 million at year end 2007. This growth was mainly due to continued loan originations under the DOE agreement, coupled with fewer sales of those loans originated prior to July 1, 2008. At December 31, 2008, student loans held for sale to the DOE totaled $158.2 million.

## Allowance for Loan Losses

The Company has an established process to determine the amount of the allowance for loan losses, which assesses the risks and losses inherent in its portfolio. This process provides an allowance consisting of a

specific allowance component based on certain individually evaluated loans and a general component based on estimates of reserves needed for pools of loans with similar risk characteristics.

Loans subject to individual evaluation are defined by the Company as impaired, and generally consist of business, construction, commercial real estate and personal real estate loans on non-accrual status. These loans are evaluated individually for the impairment of repayment potential and collateral adequacy, and in conjunction with current economic conditions and loss experience, allowances are estimated. Loans not individually evaluated are aggregated and reserves are recorded using a consistent methodology that considers historical loan loss experience by loan type, delinquencies, current economic factors, loan risk ratings and industry concentrations.

The Company's estimate of the allowance for loan losses and the corresponding provision for loan losses rests upon various judgments and assumptions made by management. Factors that influence these judgments include past loan loss experience, current loan portfolio composition and characteristics, trends in portfolio risk ratings, levels of non-performing assets, prevailing regional and national economic conditions, and the Company's ongoing examination process including that of its regulators. The Company has internal credit administration and loan review staffs that continuously review loan quality and report the results of their reviews and examinations to the Company's senior management and Board of Directors. Such reviews also assist management in establishing the level of the allowance. The Company's subsidiary bank continues to be subject to examination by the Office of the Comptroller of the Currency (OCC) and examinations are conducted throughout the year, targeting various segments of the loan portfolio for review. In addition to the examination of the subsidiary bank by the OCC, the parent holding company and its non-bank subsidiaries are examined by the Federal Reserve Bank.

At December 31, 2008, the allowance for loan losses was $172.6 million compared to a balance at year end 2007 of $133.6 million. The $39.0 million, or 29.2%, increase in the allowance for loan losses during 2008 was primarily a result of increasing levels of watch list loans and deteriorating general economic conditions. Loans delinquent 90 days or more increased $19.1 million in 2008 compared to 2007 primarily due to the acquisition of a $358.5 million, federally guaranteed, student loan portfolio in the fourth quarter of 2008 that had $13.9 million of loans in 90 days past due status. Delinquencies of 90 days or more on consumer credit card loans increased $3.3 million, or 30.5% compared to 2007. Loans on non-accrual status increased $53.2 million to $72.9 million in 2008 from $19.7 million in 2007. This growth included increases of $41.1 million in non-accrual construction and land loans, $7.5 million in non-accrual business real estate loans, and $5.7 million in non-accrual personal real estate loans. Other loans identified as potential future problem loans increased $211.5 million, primarily due to increases in business loans and construction and land loans. These trends were reflective of the economic downturn experienced in 2008. The Company's analysis of the allowance considered these trends, which resulted in an increase in the allowance balance during 2008. The percentage of allowance to loans increased to 1.53% in 2008 compared to 1.26% in 2007 as a result of the increase in the allowance balance, offset slightly by an increase in loan balances of 6.4%.

Net charge-offs totaled $69.9 million in 2008, and increased $27.1 million, or 63.5%, compared to net charge-offs of $42.7 million in 2007. Net charge-offs related to business loans were $4.4 million annually in 2008 and 2007. Construction and land loans incurred net charge-offs of $6.2 million in 2008 compared to $2.0 million in 2007. Certain construction and land loans have experienced lower credit quality in 2008 resulting from the slowdown in the housing market, which has affected the construction business. Net charge-offs related to consumer loans increased by $11.9 million to $21.4 million at December 31, 2008, representing 30.7% of total net charge-offs during 2008. This increase was due primarily to a $9.9 million increase in net charge-offs related to marine and recreational vehicle loans. Additionally, net charge-offs related to consumer credit cards increased $7.8 million to $31.5 million in 2008 compared to $23.7 million in 2007. Approximately 45.1% of total net loan charge-offs during 2008 were related to consumer credit card loans compared to 55.5% during 2007. Net consumer credit card charge-offs increased to 4.1% of average consumer credit card loans in 2008 compared to 3.6% in 2007. At year end 2008, the ratio of consumer credit card loans 30 days or more delinquent to the total outstanding balance was 3.9%, compared to 2.8% at year end 2007.

The ratio of net charge-offs to average loans outstanding in 2008 was .64% compared to .42% in 2007 and .29% in 2006. The provision for loan losses was $108.9 million, compared to a provision of $42.7 million in 2007 and $25.6 million in 2006.

The Company considers the allowance for loan losses of $172.6 million adequate to cover losses inherent in the loan portfolio at December 31, 2008.

The schedules which follow summarize the relationship between loan balances and activity in the allowance for loan losses:

| | Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2008** | 2007 | 2006 | 2005 | 2004 |
| **Net loans outstanding at end of year**(A) | **$11,283,246** | $10,605,368 | $9,681,520 | $8,893,011 | $8,294,353 |
| **Average loans outstanding**(A) | **$10,935,858** | $10,189,316 | $9,105,432 | $8,549,573 | $8,117,608 |
| Allowance for loan losses: | | | | | |
| Balance at beginning of year | **$ 133,586** | $ 131,730 | $ 128,447 | $ 132,394 | $ 135,221 |
| Additions to allowance through charges to expense | **108,900** | 42,732 | 25,649 | 28,785 | 30,351 |
| Allowances of acquired companies | — | 1,857 | 3,688 | — | — |
| Loans charged off: | | | | | |
| Business | **7,820** | 5,822 | 1,343 | 1,083 | 8,047 |
| Real estate – construction and land | **6,215** | 2,049 | 62 | — | 7 |
| Real estate – business | **2,293** | 2,396 | 854 | 827 | 747 |
| Real estate – personal | **1,765** | 181 | 119 | 87 | 355 |
| Consumer(B) | **26,229** | 14,842 | 11,364 | 13,441 | 12,764 |
| Home equity(B) | **447** | 451 | 158 | 34 | — |
| Consumer credit card | **35,825** | 28,218 | 22,104 | 28,263 | 23,682 |
| Overdrafts | **4,499** | 4,909 | 4,940 | 3,485 | 2,551 |
| Total loans charged off | **85,093** | 58,868 | 40,944 | 47,220 | 48,153 |
| Recovery of loans previously charged off: | | | | | |
| Business | **3,406** | 1,429 | 2,166 | 4,099 | 2,405 |
| Real estate – construction and land | — | 37 | — | — | 3 |
| Real estate – business | **117** | 1,321 | 890 | 330 | 978 |
| Real estate – personal | **51** | 42 | 27 | 57 | 138 |
| Consumer(B) | **4,782** | 5,304 | 5,263 | 4,675 | 5,288 |
| Home equity(B) | **18** | 5 | 23 | — | — |
| Consumer credit card | **4,309** | 4,520 | 4,250 | 3,851 | 4,249 |
| Overdrafts | **2,543** | 3,477 | 2,271 | 1,476 | 1,914 |
| Total recoveries | **15,226** | 16,135 | 14,890 | 14,488 | 14,975 |
| Net loans charged off | **69,867** | 42,733 | 26,054 | 32,732 | 33,178 |
| **Balance at end of year** | **$ 172,619** | $ 133,586 | $ 131,730 | $ 128,447 | $ 132,394 |
| Ratio of allowance to loans at end of year | **1.53%** | 1.26% | 1.36% | 1.44% | 1.60% |
| Ratio of provision to average loans outstanding | **1.00%** | .42% | .28% | .34% | .37% |

*(A) Net of unearned income, before deducting allowance for loan losses, excluding loans held for sale.*
*(B) For 2004, amounts for home equity loans are included in the consumer category.*

| (Dollars in thousands) | Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 |
| Ratio of net charge-offs to average loans outstanding, by loan category: | | | | | |
| Business | **.13%** | .14% | NA | NA | .27% |
| Real estate – construction and land | **.89** | .30 | .01 | — | — |
| Real estate – business | **.10** | .05 | NA | .03 | NA |
| Real estate – personal | **.11** | .01 | .01 | — | .02 |
| Consumer* | **1.28** | .61 | .45 | .71 | .39 |
| Home equity* | **.09** | .10 | .03 | .01 | — |
| Consumer credit card | **4.06** | 3.56 | 3.00 | 4.40 | 3.77 |
| Overdrafts | **16.40** | 10.36 | 18.18 | 14.36 | 4.78 |
| Ratio of total net charge-offs to total average loans outstanding | **.64%** | .42% | .29% | .38% | .41% |

** For 2004, the consumer charge-off ratio is the combined ratio for consumer and home equity loans.*
*NA: Net recoveries were experienced in these years.*

The following schedule provides a breakdown of the allowance for loan losses by loan category and the percentage of each loan category to total loans outstanding at year end:

| (Dollars in thousands) | 2008 | | 2007 | | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Loan Loss Allowance Allocation** | **% of Loans to Total Loans** | Loan Loss Allowance Allocation | % of Loans to Total Loans | Loan Loss Allowance Allocation | % of Loans to Total Loans | Loan Loss Allowance Allocation | % of Loans to Total Loans | Loan Loss Allowance Allocation | % of Loans to Total Loans |
| Business | **$ 37,912** | **30.2%** | $ 29,392 | 30.7% | $ 28,529 | 29.5% | $ 26,211 | 28.4% | $ 39,312 | 27.0% |
| RE – construction and land | **23,526** | **7.4** | 8,507 | 6.3 | 4,605 | 6.8 | 3,375 | 4.8 | 1,420 | 5.2 |
| RE – business | **25,326** | **19.0** | 14,842 | 21.1 | 19,343 | 22.2 | 19,432 | 21.6 | 15,910 | 21.0 |
| RE – personal | **4,680** | **14.5** | 2,389 | 14.5 | 2,243 | 15.3 | 4,815 | 15.3 | 7,620 | 16.1 |
| Consumer* | **28,638** | **14.3** | 24,611 | 15.6 | 18,655 | 14.8 | 18,951 | 14.5 | 22,652 | 14.4 |
| Home equity* | **1,332** | **4.4** | 5,839 | 4.3 | 5,035 | 4.6 | 5,916 | 5.0 | — | 4.9 |
| Student* | **—** | **3.2** | — | — | — | — | 497 | 3.7 | — | 4.3 |
| Consumer credit card | **49,492** | **6.9** | 44,307 | 7.4 | 39,965 | 6.7 | 35,513 | 6.6 | 28,895 | 6.8 |
| Overdrafts | **1,713** | **.1** | 2,351 | .1 | 3,592 | .1 | 2,739 | .1 | 4,895 | .3 |
| Unallocated | **—** | **—** | 1,348 | — | 9,763 | — | 10,998 | — | 11,690 | — |
| **Total** | **$172,619** | **100.0%** | $133,586 | 100.0% | $131,730 | 100.0% | $128,447 | 100.0% | $132,394 | 100.0% |

** In 2004, the allowance allocation to the consumer loan category included allocations for home equity and student loans.*

## Risk Elements of Loan Portfolio

Management reviews the loan portfolio continuously for evidence of problem loans. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. Such loans are placed under close supervision with consideration given to placing the loan on non-accrual status, the need for an additional allowance for loan loss, and (if appropriate) partial or full loan charge-off. Loans are placed on non-accrual status when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment. Loans that are 90 days past due as to principal and/or interest payments are generally placed on non-accrual, unless they are both well-secured and in the process of collection, or they are consumer loans that are exempt under regulatory rules from being classified as non-accrual. Consumer installment loans and related accrued interest are normally charged down to the fair value of related collateral (or are charged off in full if no collateral) once the loans are more than 120 days delinquent. Credit card loans and the related accrued interest are charged off when the receivable is more than 180 days past due. After a loan is placed on non-accrual status, any interest previously accrued but not yet collected is reversed against current income. Interest is included in income only as received and only after all previous loan charge-offs have been recovered, so long as management is satisfied there is no

impairment of collateral values. The loan is returned to accrual status only when the borrower has brought all past due principal and interest payments current and, in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled.

The following schedule shows non-performing assets and loans past due 90 days and still accruing interest.

| | December 31 | | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2008** | 2007 | 2006 | 2005 | 2004 |
| Non-accrual loans: | | | | | |
| Business | **$ 4,007** | $ 4,700 | $ 5,808 | $ 5,916 | $ 9,547 |
| Real estate – construction and land | **48,871** | 7,769 | 120 | — | 685 |
| Real estate – business | **13,137** | 5,628 | 9,845 | 3,149 | 6,558 |
| Real estate – personal | **6,794** | 1,095 | 384 | 261 | 458 |
| Consumer | **87** | 547 | 551 | 519 | 370 |
| **Total non-accrual loans** | **72,896** | 19,739 | 16,708 | 9,845 | 17,618 |
| **Real estate acquired in foreclosure** | **6,181** | 13,678 | 1,515 | 1,868 | 1,157 |
| **Total non-performing assets** | **$79,077** | $33,417 | $18,223 | $11,713 | $18,775 |
| Non-performing assets as a percentage of total loans | **.70%** | .32% | .19% | .13% | .23% |
| Non-performing assets as a percentage of total assets | **.45%** | .21% | .12% | .08% | .13% |
| Past due 90 days and still accruing interest: | | | | | |
| Business | **$ 1,459** | $ 1,427 | $ 2,814 | $ 1,026 | $ 357 |
| Real estate – construction and land | **466** | 768 | 593 | — | — |
| Real estate – business | **1,472** | 281 | 1,336 | 1,075 | 520 |
| Real estate – personal | **4,717** | 5,131 | 3,994 | 2,998 | 3,165 |
| Consumer | **3,478** | 1,914 | 1,255 | 1,069 | 916 |
| Home equity | **440** | 700 | 659 | 429 | 317 |
| Student | **14,018** | 1 | 1 | 74 | 199 |
| Consumer credit card | **13,914** | 10,664 | 9,724 | 7,417 | 7,311 |
| Overdrafts | — | — | — | — | 282 |
| **Total past due 90 days and still accruing interest** | **$39,964** | $20,886 | $20,376 | $14,088 | $13,067 |

The effect on interest income in 2008 of loans on non-accrual status at year end is presented below:

| *(In thousands)* | |
|---|---|
| Gross amount of interest that would have been recorded at original rate | $5,676 |
| Interest that was reflected in income | 2,960 |
| Interest income not recognized | $2,716 |

Total non-accrual loans at year end 2008 were $72.9 million, an increase of $53.2 million over the balance at year end 2007. Most of the increase occurred in non-accrual construction and land loans, which included a $19.9 million residential construction loan placed on non-accrual status in December. In addition, business real estate and personal real estate non-accrual loans increased $7.5 million and $5.7 million, respectively. Foreclosed real estate decreased to a total of $6.2 million at year end 2008. Total non-performing assets remain low compared to the Company's peers, with the non-performing loans to total loans ratio at .65%. Loans past due 90 days and still accruing interest increased $19.1 million at year end 2008 compared to 2007, mainly due to delinquencies in the student loan portfolio acquired in December.

In addition to the non-accrual loans mentioned above, the Company also has identified loans for which management has concerns about the ability of the borrowers to meet existing repayment terms. These loans are primarily classified as substandard for regulatory purposes under the Company's internal rating system. The loans are generally secured by either real estate or other borrower assets, reducing the potential for loss should they become non-performing. Although these loans are generally identified as potential problem loans, they may never become non-performing. Such loans totaled $338.7 million at December 31, 2008 compared with $127.2 million at December 31, 2007. The balance at December 31, 2008 included $135.3 million in construction real estate loans, $125.6 million in business loans and $41.8 million in business real estate loans.

### *Loans with Special Risk Characteristics*

Within the loan portfolio, certain types of loans are considered at higher risk of loss due to their terms, location, or special conditions. Certain personal real estate products have contractual features that could increase credit exposure in a market of declining real estate prices, when interest rates are steadily increasing, or when a geographic area experiences an economic downturn. Loans might be considered at higher risk when 1) loan terms require a minimum monthly payment that covers only interest, or 2) loan-to-collateral value (LTV) ratios are above 80%, with no private mortgage insurance. Information presented below is based on LTV ratios which were generally calculated with valuations at loan origination date.

*Personal Real Estate Loans*

Out of the Company's $1.6 billion personal real estate loan portfolio, approximately 2.6% of the current outstandings are structured with interest only payments. Loans originated with interest only payments were not made to "qualify" the borrower for a lower payment amount. These loans are made to high net-worth borrowers and generally have low LTV ratios or have additional collateral pledged to secure the loan and, therefore, they are not perceived to represent above normal credit risk. At December 31, 2008, these loans had a weighted average LTV of 68%, and there were no delinquencies noted in this group. The majority of the personal real estate portfolio (96.0%) consists of loans written within the Company's five state branch network territories of Missouri, Kansas, Illinois, Oklahoma, and Colorado.

The following table presents information about the personal real estate loan portfolio for 2008 and 2007.

| | **2008** | | 2007 | |
|---|---|---|---|---|
| *(Dollars in thousands)* | **Principal Outstanding at December 31** | **% of Loan Portfolio** | Principal Outstanding at December 31 | % of Loan Portfolio |
| Loans with interest only payments | **$ 35,649** | **2.6%** | $ 42,309 | 3.0% |
| Loans with no insurance and LTV: | | | | |
| Between 80% and 90% | **111,220** | **8.2** | 94,681 | 6.6 |
| Between 90% and 100% | **104,718** | **7.7** | 72,438 | 5.1 |
| Over 100% | **6,068** | **.4** | 3,221 | .2 |
| Over 80% LTV with no insurance | **222,006** | **16.3** | 170,340 | 11.9 |
| Total loan portfolio from which above loans were identified | **1,360,204** | | 1,431,172 | |

*The weighted average credit score and LTV for this portfolio of personal real estate loans was 732 and 63%, respectively, at December 31, 2008.*

*Revolving Home Equity Loans*

The Company also has revolving home equity loans that are generally collateralized by residential real estate. Most of these loans (94.5%) are written with terms requiring interest only monthly payments. These loans are offered in three main product lines: LTV up to 80%, 80% to 90%, and 90% to 100%. The following tables break out the year end outstanding balances by product for 2008 and 2007.

| *(Dollars in thousands)* | Principal Outstanding at December 31 2008 | * | New Lines Originated During 2008 | * | Unused Portion of Available Lines at December 31 2008 | * | Balances Over 30 Days Past Due | * |
|---|---|---|---|---|---|---|---|---|
| Loans with interest only payments | $476,354 | 94.5% | $172,868 | 34.3% | $675,819 | 134.1% | $1,217 | .2% |
| Loans with LTV: | | | | | | | | |
| Between 80% and 90% | 66,009 | 13.1 | 19,578 | 3.9 | 49,781 | 9.9 | 428 | .1 |
| Over 90% | 28,292 | 5.6 | 3,815 | .7 | 20,025 | 3.9 | 206 | — |
| Over 80% LTV | 94,301 | 18.7 | 23,393 | 4.6 | 69,806 | 13.8 | 634 | .1 |
| Total loan portfolio from which above loans were identified | 504,069 | | 174,903 | | 690,800 | | | |

* *Percentage of total principal outstanding of $504.1 million at December 31, 2008.*

| (Dollars in thousands) | Principal Outstanding at December 31 2007 | * | New Lines Originated During 2007 | * | Unused Portion of Available Lines at December 31 2007 | * | Balances Over 30 Days Past Due | * |
|---|---|---|---|---|---|---|---|---|
| Loans with interest only payments | $429,875 | 93.4% | $193,158 | 42.0% | $668,686 | 145.3% | $2,764 | .6% |
| Loans with LTV: | | | | | | | | |
| Between 80% and 90% | 57,587 | 12.5 | 20,998 | 4.6 | 50,406 | 11.0 | 677 | .2 |
| Over 90% | 30,451 | 6.6 | 17,310 | 3.8 | 22,794 | 5.0 | 172 | — |
| Over 80% LTV | 88,038 | 19.1 | 38,308 | 8.4 | 73,200 | 16.0 | 849 | .2 |
| Total loan portfolio from which above loans were identified | 460,200 | | 203,454 | | 685,800 | | | |

* *Percentage of total principal outstanding of $460.2 million at December 31, 2007.*

*Fixed Rate Home Equity Loans*

In addition to the residential real estate mortgage loans and the revolving floating rate line product discussed above, the Company offers a third choice to those consumers looking for a fixed rate loan and a fixed maturity date. This fixed rate home equity loan, typically for home repair or remodeling, is an alternative for individuals who want to finance a specific project or purchase, and decide to lock in a specific monthly payment over a defined period. This portfolio of loans totaled $151.4 million and $153.2 million at December 31, 2008 and 2007, respectively. At times, these loans are written with interest only monthly payments and a balloon payoff at maturity; however, less than 5% of the outstanding balance has interest only payments. During 2008, the Company stopped offering products with LTV ratios over 90%, which resulted in a $15.5 million decrease in new loans with LTV ratios over 90% in 2008 compared to 2007. The delinquency history on this product has been low, as balances over 30 days past due totaled only $1.4 million and $1.3 million, respectively, or .9% of the portfolio, at year end 2008 and 2007.

| | **2008** | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in thousands) | **Principal Outstanding at December 31** | * | **New Loans Originated** | * | Principal Outstanding at December 31 | * | New Loans Originated | * |
| Loans with interest only payments | **$ 5,725** | **3.8%** | **$ 5,136** | **3.4%** | $ 3,534 | 2.3% | $ 954 | .6% |
| Loans with LTV: | | | | | | | | |
| Between 80% and 90% | **18,996** | **12.5** | **10,960** | **7.2** | 13,049 | 8.5 | 5,093 | 3.3 |
| Over 90% | **34,772** | **23.0** | **4,431** | **3.0** | 43,140 | 28.2 | 19,952 | 13.0 |
| Over 80% LTV | **53,768** | **35.5** | **15,391** | **10.2** | 56,189 | 36.7 | 25,045 | 16.3 |
| Total loan portfolio from which above loans were identified | **151,361** | | | | 153,235 | | | |

* *Percentage of total principal outstanding of $151.4 million and $153.2 million at December 31, 2008 and 2007, respectively.*

Management does not believe these loans collateralized by real estate (personal real estate, revolving home equity, and fixed rate home equity) represent any unusual concentrations of risk, as evidenced by net charge-offs in 2008 of $1.7 million, $429 thousand and $447 thousand, respectively. The amount of any increased potential loss on high LTV agreements relates mainly to amounts advanced that are in excess of the 80% collateral calculation, not the entire approved line. The Company currently offers no subprime loan products, which is defined as those offerings made to customers with a FICO score below 650, and has purchased no brokered loans.

*Other Consumer Loans*

Within the consumer loan portfolio of several product lines, the Company has experienced rapid growth in marine and RV loans outstanding over the past 3 years. The majority of these loans were outside the

Company's basic five state branch network. The loss ratios experienced in this portion of the portfolio recently were higher than for other consumer loan products, as reflected in the delinquency figures in the table below. Due to the continued weakening credit and economic conditions, this loan product offering was curtailed in mid 2008, as less than $10 million in new loans were written over the last three months of the year. The table below provides the total outstanding principal and other data for this group of direct and indirect lending products at December 31, 2008 and 2007.

| | **2008** | | | 2007 | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | **Principal Outstanding at December 31** | **New Loans Originated** | **Balances Over 30 Days Past Due** | Principal Outstanding at December 31 | New Loans Originated | Balances Over 30 Days Past Due |
| Passenger Vehicles | **$ 485,237** | **$264,096** | **$ 9,193** | $ 500,368 | $223,995 | $11,966 |
| Marine | **230,715** | **43,458** | **8,174** | 238,336 | 100,476 | 5,471 |
| RV | **565,807** | **150,678** | **10,264** | 526,791 | 311,132 | 6,659 |
| Other | **43,833** | **34,093** | **634** | 58,649 | 65,713 | 1,156 |
| **Total** | **$1,325,592** | **$492,325** | **$28,265** | $1,324,144 | $701,316 | $25,252 |

Additionally, the Company offers low introductory "teaser" rates on selected consumer credit card products. Out of a portfolio at December 31, 2008 of $779.7 million in consumer credit card loans outstanding, approximately $151.3 million, or 19.4%, carried a low introductory rate. Within the next 6 months, 75% of these loans are scheduled to convert to the ongoing higher contractual rate. To mitigate some of the risk involved with this credit card product, the Company performs credit checks and detailed analysis of the customer borrowing profile before approving the loan application.

## Investment Securities Analysis

Investment securities are comprised of securities which are available for sale, non-marketable, and held for trading. During 2008, total investment securities increased $590.3 million to $3.8 billion (excluding unrealized gains/losses) compared to $3.2 billion at the previous year end. During 2008, securities of $2.4 billion were purchased, which included $602.1 million in agency mortgage-backed securities, $366.7 million in non-agency mortgage-backed securities, $212.6 million in other asset-backed securities, and $539.9 million in auction rate securities (which are included in the state and municipal obligations category). As discussed further in Note 4 to the consolidated financial statements, these auction rate securities (ARS) were purchased from customers with cash flow needs arising from illiquidity in the ARS market. Approximately $341.4 million of these securities were subsequently exchanged for certain loans in December 2008. Total maturities and paydowns were $1.3 billion during 2008. The average tax equivalent yield earned on total investment securities was 4.99% in 2008 and 4.75% in 2007.

At December 31, 2008, the fair value of available for sale securities was $3.6 billion, including a net unrealized loss in fair value of $58.7 million, compared to a net gain of $48.4 million at December 31, 2007. The amount of the related after tax unrealized loss reported in stockholders' equity was $36.4 million at year end 2008. The unrealized loss in fair value was the result of unrealized losses of $121.6 million that relate to non-agency mortgage-backed securities, partly offset by an unrealized gain of $42.3 million on marketable equity securities held by the Parent.

Available for sale investment securities at year end for the past two years are shown below:

| *(In thousands)* | December 31 2008 | 2007 |
|---|---|---|
| **Amortized Cost** | | |
| U.S. government and federal agency obligations* | **$ 146,303** | $ 359,118 |
| State and municipal obligations | **715,421** | 498,628 |
| Agency mortgage-backed securities | **1,685,821** | 1,523,941 |
| Non-agency mortgage-backed securities | **742,090** | 404,909 |
| Other asset-backed securities | **275,641** | 218,504 |
| Other debt securities | **116,527** | 21,397 |
| Equity securities | **7,680** | 90,083 |
| **Total available for sale investment securities** | **$3,689,483** | $3,116,580 |
| **Fair Value** | | |
| U.S. government and federal agency obligations* | **$ 153,551** | $ 360,317 |
| State and municipal obligations | **719,752** | 503,363 |
| Agency mortgage-backed securities | **1,711,404** | 1,525,122 |
| Non-agency mortgage-backed securities | **620,479** | 398,375 |
| Other asset-backed securities | **253,756** | 216,988 |
| Other debt securities | **121,861** | 21,327 |
| Equity securities | **49,950** | 139,528 |
| **Total available for sale investment securities** | **$3,630,753** | $3,165,020 |

* *This category includes obligations of government sponsored enterprises, such as FNMA and FHLMC, which are not backed by the full faith and credit of the United States government. Such obligations are separately disclosed in Note 4 on Investment Securities in the consolidated financial statements.*

The Company's investments in agency mortgage-backed securities are collateralized by U.S. federal agencies, including FNMA, GNMA, FHLMC, FHLB, and Federal Farm Credit Banks. The amortized cost of non-agency mortgage-backed securities at December 31, 2008 totaled $742.1 million and included Alt-A type mortgage-backed securities of $261.7 million and prime/jumbo loan type securities of $480.3 million. At purchase date, these securities all had credit ratings of AAA (or the equivalent) from at least two ratings agencies. The Company's investment securities portfolio does not have any exposure to subprime originated mortgage-backed or collateralized debt obligation instruments.

Other available for sale debt securities, as shown in the table above, include corporate bonds, notes and commercial paper. Available for sale equity securities are comprised of publicly traded stock and short-term investments in money market mutual funds, which totaled $47.0 million and $3.0 million, respectively, at December 31, 2008. In September 2008, the Company shifted much of its investment in mutual funds, which totaled $58.9 million at year end 2007, into other types of securities. Publicly traded stock is held by the Parent.

A summary of maturities by category of investment securities and the weighted average yield for each range of maturities as of December 31, 2008, is presented in Note 4 on Investment Securities in the consolidated financial statements. The table below provides summarized information for each category of debt securities.

| | December 31, 2008 Percent of Total Debt Securities | Weighted Average Yield | Estimated Average Maturity* |
|---|---|---|---|
| **Available for sale debt securities:** | | | |
| U.S. government and federal agency obligations | 4.3% | 3.62% | 1.8 years |
| State and municipal obligations | 20.0 | 4.01 | 8.6 |
| Agency mortgage-backed securities | 47.9 | 4.94 | 3.2 |
| Non-agency mortgage-backed securities | 17.3 | 5.90 | 5.0 |
| Other asset-backed securities | 7.1 | 5.53 | 1.5 |
| Other debt securities | 3.4 | 6.25 | 4.5 |

* *Based on call provisions and estimated prepayment speeds*

Non-marketable securities, which totaled $139.9 million at December 31, 2008, included $28.7 million in Federal Reserve Bank stock and $55.7 million in Federal Home Loan Bank (Des Moines) stock held by the bank subsidiary in accordance with debt and regulatory requirements. These are restricted securities which, lacking a market, are carried at cost. Other non-marketable securities also include private equity and venture capital securities which are carried at estimated fair value.

The Company engages in private equity and venture capital activities through direct private equity investments and through three private equity/venture capital subsidiaries. The subsidiaries hold investments in various portfolio concerns, which are carried at fair value and totaled $49.5 million at December 31, 2008. The Company expects to fund an additional $25.9 million to these subsidiaries for investment purposes over the next several years. In addition to investments held by its private equity/venture capital subsidiaries, the Parent directly holds investments in several private equity concerns, which totaled $5.2 million at year end 2008. Most of the venture capital and private equity investments are not readily marketable. While the nature of these investments carries a higher degree of risk than the normal lending portfolio, this risk is mitigated by the overall size of the investments and oversight provided by management, which believes the potential for long-term gains in these investments outweighs the potential risks.

Non-marketable securities at year end for the past two years are shown below:

| | December 31 | |
|---|---|---|
| *(In thousands)* | **2008** | 2007 |
| Debt securities | **$ 22,297** | $ 17,055 |
| Equity securities | **117,603** | 88,462 |
| **Total non-marketable investment securities** | **$139,900** | $105,517 |

## Deposits and Borrowings

Deposits are the primary funding source for the Company's subsidiary bank, and are acquired from a broad base of local markets, including both individual and corporate customers. Total deposits were $12.9 billion at December 31, 2008, compared to $12.6 billion last year, reflecting an increase of $343.2 million, or 2.7%. Average deposits grew by $371.8 million, or 3.1%, in 2008 compared to 2007 with most of this growth centered in money market accounts, which grew $401.9 million, or 5.9% in 2008 compared to 2007. Certificates of deposit with balances under $100,000 fell on average by $210.3 million, or 8.9%, while certificates of deposit over $100,000 grew $148.6 million, or 10.0%.

The following table shows year end deposits by type as a percentage of total deposits.

| | December 31 | |
|---|---|---|
| | **2008** | 2007 |
| Non-interest bearing demand | **10.7%** | 11.3% |
| Savings, interest checking and money market | **59.0** | 57.0 |
| Time open and C.D.'s of less than $100,000 | **16.0** | 18.9 |
| Time open and C.D.'s of $100,000 and over | **14.3** | 12.8 |
| **Total deposits** | **100.0%** | 100.0% |

Core deposits (defined as all non-interest and interest bearing deposits, excluding short-term C.D.'s of $100,000 and over) supported 71% of average earning assets in 2008 and 75% in 2007. Average balances by major deposit category for the last six years appear at the end of this discussion. A maturity schedule of time deposits outstanding at December 31, 2008 is included in Note 7 on Deposits in the consolidated financial statements.

The Company's primary sources of overnight borrowings are federal funds purchased and repurchase agreements. Balances in these accounts can fluctuate significantly on a day-to-day basis, and generally have one day maturities. Balances outstanding at year end 2008 were $1.0 billion, a $212.7 million decrease from $1.2 billion outstanding at year end 2007. On an average basis, these borrowings declined $323.0 million, or 19.0% during 2008. Most of this decline occurred in federal funds purchased which, on an average basis,

declined $332.9 million, or 52.3% in 2008 compared to 2007, as the Company took steps to reduce its inter-bank borrowings exposure. At December 31, 2008, federal funds purchased totaled $24.9 million. The average rate paid on federal funds purchased and repurchase agreements was 1.83% during 2008 and 4.92% during 2007.

Additional short-term borrowings are periodically acquired under the Federal Reserve's temporary Term Auction Facility (TAF) program, which was instituted in December 2007. The TAF is a credit facility under which banking institutions may bid for term borrowings in bi-weekly auctions. The TAF credit is collateralized similarly to discount window borrowings, generally with investment securities and loans. These borrowings totaled $700.0 million at December 31, 2008, with the latest maturity occurring in March 2009. Rates are fixed throughout the term of the advance, and the average rate paid by the Company on its TAF borrowings was 1.36% during 2008.

Most of the Company's long-term debt is comprised of fixed rate advances from the Federal Home Loan Bank (FHLB). As the Company further diversified its funding sources during 2008, these borrowings rose from $561.5 million at December 31, 2007 to $1.0 billion outstanding at December 31, 2008. Approximately 70% of the outstanding balance is due within two years. The average rate paid on FHLB advances was 3.81% during 2008 and 4.68% during 2007.

## Liquidity and Capital Resources

### Liquidity Management

Liquidity is managed within the Company in order to satisfy cash flow requirements of deposit and borrowing customers while at the same time meeting its own cash flow needs. The Company maintains its liquidity position through a variety of sources including:

- A portfolio of liquid assets including marketable investment securities and overnight investments,
- A large customer deposit base and limited exposure to large, volatile certificates of deposit,
- Lower long-term borrowings that might place a demand on Company cash flow,
- Relatively low loan to deposit ratio promoting strong liquidity,
- Excellent debt ratings from both Standard & Poor's and Moody's national rating services, and
- Available borrowing capacity from outside sources.

During 2008, liquidity risk became a concern affecting the general banking industry, as some of the major banking institutions across the country experienced an unprecedented erosion in capital. This erosion was fueled by declines in asset values, losses in market and investor confidence, and higher defaults, resulting in higher costing and less available credit. The Company, as discussed below, has taken numerous steps to address liquidity risk and over the past few years has developed a variety of liquidity sources which it believes will provide the necessary funds to grow its business into the future.

The Company did not apply for funds through the Federal Treasury's Capital Purchase Program. This program is part of the federal government's Troubled Asset Relief Program approved by Congress in October 2008 to build capital in U.S. financial institutions and increase the flow of financing to business and consumers. Under this program, the Company, if approved, would have been eligible to issue senior preferred stock to the Treasury, ranging from approximately $140 million to $400 million, in addition to warrants to purchase common stock. The program was carefully studied and the Company made a business decision not to apply. Management believes that the Company's earnings, capital and liquidity are strong and sufficient to grow its business. Conditions that might induce the Company to seek additional capital include acquisition opportunities or events discussed under Risk Factors on page 8. While the current troubled banking and economic environment is historic and has understandably created a high degree of uncertainty, the Company believes it is well positioned to face this challenge.

The Company's most liquid assets include available for sale marketable investment securities, federal funds sold, balances at the Federal Reserve Bank (FRB), and securities purchased under agreements to resell (resale agreements). At December 31, 2008 and 2007, such assets were as follows:

| (In thousands) | 2008 | 2007 |
|---|---|---|
| Available for sale investment securities | **$3,630,753** | $3,165,020 |
| Federal funds sold | **59,475** | 261,165 |
| Resale agreements | **110,000** | 394,000 |
| Balances at the Federal Reserve Bank | **638,158** | — |
| **Total** | **$4,438,386** | $3,820,185 |

Federal funds sold and resale agreements normally have overnight maturities and are used to satisfy the daily cash needs of the Company. Effective October 1, 2008, cash balances maintained at the FRB began earning interest. These balances are also used for general daily liquidity purposes. The Company's available for sale investment portfolio has maturities of approximately $516 million which will occur during 2009 and offers substantial resources to meet either new loan demand or reductions in the Company's deposit funding base. The Company pledges portions of its investment securities portfolio to secure public fund deposits, securities sold under agreements to repurchase (repurchase agreements), trust funds, letters of credit issued by the FHLB, and borrowing capacity at the FRB. At December 31, 2008, total investment securities pledged for these purposes were as follows:

| (In thousands) | 2008 |
|---|---|
| Investment securities pledged for the purpose of securing: | |
| Federal Reserve Bank borrowings | $ 268,967 |
| FHLB borrowings and letters of credit | 418,293 |
| Repurchase agreements | 1,363,294 |
| Other deposits | 544,580 |
| **Total pledged, at fair value** | **$2,595,134** |

Liquidity is also available from the Company's large base of core customer deposits, defined as demand, interest checking, savings, and money market deposit accounts. At December 31, 2008, such deposits totaled $9.0 billion and represented 69.7% of the Company's total deposits. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company promoting long lasting relationships and stable funding sources. Time open and certificates of deposit of $100,000 or greater totaled $1.8 billion at December 31, 2008. These deposits are normally considered more volatile and higher costing, and comprised 14.3% of total deposits at December 31, 2008.

| (In thousands) | 2008 | 2007 |
|---|---|---|
| Core deposit base: | | |
| Non-interest bearing demand | **$1,375,000** | $1,413,849 |
| Interest checking | **700,714** | 580,048 |
| Savings and money market | **6,909,592** | 6,575,318 |
| **Total** | **$8,985,306** | $8,569,215 |

Other important components of liquidity are the level of borrowings from third party sources and the availability of future credit. The Company's outside borrowings are mainly comprised of federal funds purchased, repurchase agreements, and advances from the FRB and the FHLB, as follows:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Borrowings: | | |
| Federal funds purchased | **$ 24,900** | $ 126,077 |
| Repurchase agreements | **1,001,637** | 1,113,142 |
| FHLB advances | **1,025,721** | 561,475 |
| Subordinated debentures | **14,310** | 14,310 |
| Term auction facility | **700,000** | — |
| Other long-term debt | **7,750** | 7,851 |
| **Total** | **$2,774,318** | $1,822,855 |

Federal funds purchased and repurchase agreements are generally borrowed overnight and amounted to $1.0 billion at December 31, 2008. Federal funds purchased are unsecured overnight borrowings obtained mainly from upstream correspondent banks with which the Company maintains approved lines of credit. Repurchase agreements are secured by a portion of the Company's investment portfolio and are comprised of both non-insured customer funds, totaling $501.6 million at December 31, 2008, and structured repurchase agreements of $500.0 million purchased from an upstream financial institution. Customer repurchase agreements are offered to customers wishing to earn interest in highly liquid balances and are used by the Company as a funding source considered to be stable, but short-term in nature. Beginning in mid 2008, the Company began to periodically borrow additional short-term funds from the FRB through its Term Auction Facility (TAF), of which $700.0 million were outstanding at December 31, 2008. The TAF offered attractive funding with low rates and made possible the reduction in federal funds purchased. The Company also borrows on a secured basis through advances from the FHLB, which totaled $1.0 billion at December 31, 2008. Most of these advances have fixed interest rates and mature in 2009 through 2010. The Company's other borrowings are comprised of debentures funded by trust preferred securities and debt related to the Company's venture capital business. The overall long-term debt position of the Company is small relative to the Company's overall liability position.

The Company pledges certain assets, including loans and investment securities, to both the Federal Reserve Bank and the FHLB as security to establish lines of credit and borrow from these entities. Based on the amount and type of collateral pledged, the FHLB establishes a collateral value from which the Company may draw advances against the collateral. Also, this collateral is used to enable the FHLB to issue letters of credit in favor of public fund depositors of the Company. The Federal Reserve Bank also establishes a collateral value of assets pledged and permits borrowings from either the discount window or the Term Auction Facility. The following table reflects the collateral value of assets pledged, borrowings, and letters of credit outstanding, in addition to the estimated future funding capacity available to the Company at December 31, 2008:

| | **December 31, 2008** | |
|---|---|---|
| *(In thousands)* | FHLB | Federal Reserve |
| Collateral value pledged | $ 2,533,656 | $1,327,851 |
| Advances outstanding | (1,025,721) | — |
| Letters of credit issued | (1,068,990) | — |
| Term auction facility | — | (700,000) |
| **Available for future advances** | **$ 438,945** | **$ 627,851** |

The Company had an average loans to deposits ratio of 92% at December 31, 2008, which is considered in the banking industry to be a conservative measure of good liquidity. Also, the Company receives outside ratings from both Standard & Poor's and Moody's on both the consolidated company and its subsidiary bank, Commerce Bank, N.A. These ratings are as follows:

| | Standard & Poor's | Moody's |
|---|---|---|
| **Commerce Bancshares, Inc.** | | |
| Counterparty rating | A-1 | |
| Commercial paper rating | A-1 | |
| Short-term | | P-1 |
| Rating outlook | Stable | Stable |
| **Commerce Bank, N. A.** | | |
| Counterparty credit | A+ | |
| Senior long-term rating | A+ | |
| Long-term bank deposits | | Aa2 |
| Bank financial strength rating | | B+ |

The Company considers these ratings to be indications of a sound capital base and good liquidity, and believes that these ratings would help ensure the ready marketability of its commercial paper, should the need arise. No commercial paper was outstanding over the past ten years. The Company has little subordinated debt or hybrid instruments which would affect future borrowings capacity. Because of its lack of significant long-term debt, the Company believes that, through its Capital Markets Group or in other public debt markets, it could generate additional liquidity from sources such as jumbo certificates of deposit, privately-placed corporate notes or other debt. Future financing could also include the issuance of common or preferred stock.

The Company funds a defined benefit pension plan for a majority of its current employees. Under the funding policy for the plan, contributions are made as necessary to provide for current service and for any unfunded accrued actuarial liabilities over a reasonable period. During the period 2006 through 2008, the Company has not been required to make cash contributions to the plan and does not expect to do so in 2009.

The cash flows from the operating, investing and financing activities of the Company resulted in a net decrease in cash and cash equivalents of $28.9 million in 2008, as reported in the consolidated statements of cash flows on page 64 of this report. Operating activities, consisting mainly of net income adjusted for certain non-cash items, provided cash flow of $217.3 million and has historically been a stable source of funds. Investing activities used total cash of $1.5 billion in 2008, and consist mainly of purchases and maturities of available for sale investment securities and changes in the level of the Company's loan portfolio. Both the investment securities and loan portfolios grew during 2008, using cash of $952.7 million and $412.6 million, respectively. Investing activities are somewhat unique to financial institutions in that, while large sums of cash flow are normally used to fund growth in investment securities, loans, or other bank assets, they are normally dependent on the financing activities described below.

Financing activities provided total cash of $1.2 billion, resulting from increases of $800.0 million in short-term borrowings and $364.1 million in long-term borrowings, in addition to a net increase in deposits of $344.7 million. Partly offsetting these cash inflows were a decline in federal funds purchased and repurchase agreements of $212.4 million and cash dividend payments of $72.1 million. Future short-term liquidity needs for daily operations are not expected to vary significantly and the Company maintains adequate liquidity to meet these cash flows. The Company's sound equity base, along with its low debt level, common and preferred stock availability, and excellent debt ratings, provide several alternatives for future financing. Future acquisitions may utilize partial funding through one or more of these options.

Cash used for treasury stock purchases, net of cash received in connection with stock programs, and dividend payments were as follows:

| *(In millions)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Purchases of treasury stock | **$ 9.5** | $128.6 | $135.0 |
| Exercise of stock options and sales to affiliate non-employee directors | **(16.0)** | (13.7) | (7.3) |
| Cash dividends | **72.1** | 68.9 | 65.8 |
| **Total** | **$ 65.6** | $183.8 | $193.5 |

In the first quarter of 2008, given the challenging banking environment, the Company elected to cease market purchases of treasury stock and preserve its cash and capital position. Accordingly, cash purchases of treasury stock declined $119.1 million in 2008 compared to 2007.

The Parent faces unique liquidity constraints due to legal limitations on its ability to borrow funds from its bank subsidiary. The Parent obtains funding to meet its obligations from two main sources: dividends received from bank and non-bank subsidiaries (within regulatory limitations) and from management fees charged to subsidiaries as reimbursement for services provided by the Parent, as presented below:

| *(In millions)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Dividends received from subsidiaries | **$ 76.2** | $179.5 | $140.5 |
| Management fees | **44.0** | 39.1 | 37.7 |
| **Total** | **$120.2** | $218.6 | $178.2 |

These sources of funds are used mainly to purchase treasury stock, pay cash dividends on outstanding common stock, and pay general operating expenses. At December 31, 2008, the Parent's available for sale investment securities totaled $47.5 million at fair value, consisting mainly of publicly traded common stock. To support its various funding commitments, the Parent maintains a $20.0 million line of credit with its subsidiary bank. The Parent had no borrowings outstanding under the line at December 31, 2008.

Company senior management is responsible for measuring and monitoring the liquidity profile of the organization with oversight by the Company's Asset/Liability Committee (ALCO). This is done through a series of controls, including a written Contingency Funding Policy and risk monitoring procedures, including daily, weekly and monthly reporting. In addition, the Company prepares forecasts which project changes in the balance sheet affecting liquidity, and which allow the Company to better plan for forecasted changes.

### Capital Management

The Company maintains strong regulatory capital ratios, including those of its principal banking subsidiaries, in excess of the "well-capitalized" guidelines under federal banking regulations. The Company's capital ratios at the end of the last three years are as follows:

| | **2008** | 2007 | 2006 | Well-Capitalized Regulatory Guidelines |
|---|---|---|---|---|
| **Risk-based capital ratios:** | | | | |
| Tier I capital | **10.92%** | 10.31% | 11.25% | 6.00% |
| Total capital | **12.31** | 11.49 | 12.56 | 10.00 |
| Leverage ratio | **9.06** | 8.76 | 9.05 | 5.00 |
| Common equity/assets | **9.69** | 9.54 | 9.68 | |
| Dividend payout ratio | **38.39** | 33.76 | 30.19 | |

The components of the Company's regulatory risked-based capital and risk-weighted assets at the end of the last three years are as follows:

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Regulatory risk-based capital:** | | | |
| Tier I capital | **$ 1,510,959** | $ 1,375,035 | $ 1,345,378 |
| Tier II capital | **191,957** | 157,154 | 157,008 |
| Total capital | **1,702,916** | 1,532,189 | 1,502,386 |
| Total risk-weighted assets | **13,834,161** | 13,330,968 | 11,959,757 |

In February 2008, the Board of Directors authorized the Company to purchase additional shares of common stock under its repurchase program, which brought the total purchase authorization to 3,000,000 shares. During 2008, approximately 231,000 shares were acquired under the current Board authorization at an average price of $41.15 per share.

The Company's common stock dividend policy reflects its earnings outlook, desired payout ratios, the need to maintain adequate capital levels and alternative investment options. Per share cash dividends paid by the Company increased 5.0% in 2008 compared with 2007. The Company paid its fifteenth consecutive annual stock dividend in December 2008.

## Commitments, Contractual Obligations, and Off-Balance Sheet Arrangements

Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments, totaling $7.9 billion (including approximately $3.6 billion in unused approved credit card lines), and the contractual amount of standby letters of credit, totaling $418.0 million at December 31, 2008. The Company has various other financial instruments with off-balance sheet risk, such as commercial letters of credit and commitments to purchase and sell when-issued securities. Since many commitments expire unused or only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes there are no material commitments to extend credit that represent risks of an unusual nature.

A table summarizing contractual cash obligations of the Company at December 31, 2008 and the expected timing of these payments follows:

| | **Payments Due by Period** | | | | |
|---|---|---|---|---|---|
| *(In thousands)* | In One Year or Less | After One Year Through Three Years | After Three Years Through Five Years | After Five Years | Total |
| Long-term debt obligations, including structured repurchase agreements* | $ 301,140 | $ 920,171 | $ 59,734 | $166,736 | $1,447,781 |
| Operating lease obligations | 5,860 | 8,236 | 5,350 | 23,008 | 42,454 |
| Purchase obligations | 27,933 | 33,180 | 18,853 | 300 | 80,266 |
| Time open and C.D.'s* | 3,432,816 | 425,068 | 51,235 | 308 | 3,909,427 |
| **Total** | **$3,767,749** | **$1,386,655** | **$135,172** | **$190,352** | **$5,479,928** |

* *Includes principal payments only*

As of December 31, 2008, the Company has unrecognized tax benefits that, if recognized, would impact the effective tax rate in future periods. Due to the uncertainty of the amounts to be ultimately paid as well as the timing of such payments, all uncertain tax liabilities that have not been paid have been excluded from the table above. Further detail on the impact of income taxes is located in Note 9 of the consolidated financial statements.

The Company has investments in several low-income housing partnerships within the area it serves. At December 31, 2008, these investments totaled $4.3 million and were recorded as other assets in the Company's consolidated balance sheet. These partnerships supply funds for the construction and operation of apartment complexes that provide affordable housing to that segment of the population with lower family

income. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are normally recognized over ten years, and they play an important part in the anticipated yield from these investments. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained. Under the terms of the partnership agreements, the Company has a commitment to fund a specified amount that will be due in installments over the life of the agreements, which ranges from 10 to 15 years. These unfunded commitments are recorded as liabilities on the Company's consolidated balance sheet, and aggregated $3.3 million at December 31, 2008.

The Company periodically purchases various state tax credits arising from third-party property redevelopment. Most of the tax credits are resold to third parties, although some may be retained for use by the Company. During 2008, purchases and sales of tax credits amounted to $41.6 million and $43.3 million, respectively, generating combined gains on sales and tax savings of $2.2 million. At December 31, 2008, the Company had outstanding purchase commitments totaling $135.2 million.

The Parent has investments in several private equity concerns which are classified as non-marketable securities in the Company's consolidated balance sheet. Under the terms of the agreements with three of these concerns, the Parent has unfunded commitments outstanding of $1.6 million at December 31, 2008. The Parent also expects to fund $25.9 million to venture capital subsidiaries over the next several years.

## Interest Rate Sensitivity

The Company's Asset/Liability Management Committee (ALCO) measures and manages the Company's interest rate risk on a monthly basis to identify trends and establish strategies to maintain stability in earnings throughout various rate environments. Analytical modeling techniques provide management insight into the Company's exposure to changing rates. These techniques include net interest income simulations and market value analyses. Management has set guidelines specifying acceptable limits within which net interest income and market value may change under various rate change scenarios. These measurement tools indicate that the Company is currently within acceptable risk guidelines as set by management.

The Company's main interest rate measurement tool, income simulations, projects net interest income under various rate change scenarios in order to quantify the magnitude and timing of potential rate-related changes. Income simulations are able to capture option risks within the balance sheet where expected cash flows may be altered under various rate environments. Modeled rate movements include "shocks, ramps and twists". Shocks are intended to capture interest rate risk under extreme conditions by immediately shifting rates up and down, while ramps measure the impact of gradual changes and twists measure yield curve risk. The size of the balance sheet is assumed to remain constant so that results are not influenced by growth predictions. The table below shows the expected effect that gradual basis point shifts in the LIBOR/swap curve over a twelve month period would have on the Company's net interest income, given a static balance sheet.

| | **December 31, 2008** | | September 30, 2008 | | December 31, 2007 | |
|---|---|---|---|---|---|---|
| *(Dollars in millions)* | **Increase (Decrease)** | **% of Net Interest Income** | Increase (Decrease) | % of Net Interest Income | Increase (Decrease) | % of Net Interest Income |
| 300 basis points rising | **$37.3** | **6.38%** | $10.6 | 1.77% | $ (.7) | (.12)% |
| 200 basis points rising | **30.6** | **5.23** | 8.7 | 1.46 | 2.3 | .40 |
| 100 basis points rising | **18.1** | **3.10** | 4.7 | .79 | 2.0 | .34 |
| 100 basis points falling | **N.A.** | **N.A.** | (3.1) | (.51) | (1.2) | (.20) |

The Company also employs a sophisticated simulation technique known as a stochastic income simulation. This technique allows management to see a range of results from hundreds of income simulations. The stochastic simulation creates a vector of potential rate paths around the market's best guess (forward rates) concerning the future path of interest rates and allows rates to randomly follow paths throughout the vector. This allows for the modeling of non-biased rate forecasts around the market consensus. Results give management insight into a likely range of rate-related risk as well as worst and best-case rate scenarios.

The Company also uses market value analyses to help identify longer-term risks that may reside on the balance sheet. This is considered a secondary risk measurement tool by management. The Company measures the market value of equity as the net present value of all asset and liability cash flows discounted along the current LIBOR/swap curve plus appropriate market risk spreads. It is the change in the market value of equity under different rate environments, or effective duration, that gives insight into the magnitude of risk to future earnings due to rate changes. Market value analyses also help management understand the price sensitivity of non-marketable bank products under different rate environments.

The Company's modeling of interest rate risk as of December 31, 2008 shows that under various rising rate scenarios, net interest income would show growth. The Company has not modeled a 100 basis point falling scenario due to the already extremely low interest rate environment. At December 31, 2008, the Company calculated that a gradual increase in rates of 100 basis points would increase net interest income by $18.1 million, or 3.1% of total net interest income, compared with an increase of $2.0 million calculated at December 31, 2007. A 200 basis point gradual rise in rates calculated at December 31, 2008 would increase net interest income by $30.6 million, or 5.2%, up from an increase of $2.3 million last year. Also, a gradual increase of 300 basis points would increase net interest income by $37.3 million, or 6.4%, compared to a decline of $700 thousand at December 31, 2007.

The projected increase in net interest income in various rising rate environments is due to several factors, including higher average loan balances in 2008 compared to the previous year (average increase of $746.5 million) which contain both variable and fixed rate loans, but with relatively short maturities and growth of $411.2 million in average non-maturity deposits, which have lower rates and can re-price upwards more slowly. Also, average certificates of deposit balances, which carry higher rates and re-price more slowly, declined $61.6 million from the prior year. Overnight borrowings with variable rates declined $323.0 million, while other borrowed funds, mostly with fixed rates, increased $800.3 million over 2007. The simulation models also calculate a slower upward re-pricing of non-maturity deposits, while the overall loan portfolio, due to its average life and composition of variable rate loans, will re-price more quickly.

Through review and oversight by the ALCO, the Company attempts to engage in strategies that neutralize interest rate risk as much as possible. The Company's balance sheet remains well-diversified with moderate interest rate risk and is well-positioned for future growth. The use of derivative products is limited and the deposit base is strong and stable. The loan to deposit ratio is still at relatively low levels, which should present the Company with opportunities to fund future loan growth at reasonable costs. The Company believes that its approach to interest rate risk has appropriately considered its susceptibility to both rising and falling rates and has adopted strategies which minimize impacts of interest rate risk.

## Derivative Financial Instruments

The Company maintains an overall interest rate risk management strategy that permits the use of derivative instruments to modify exposure to interest rate risk. The Company's interest rate risk management strategy includes the ability to modify the re-pricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Interest rate swaps are used on a limited basis as part of this strategy. As of December 31, 2008, the Company had entered into two interest rate swaps with a notional amount of $12.2 million which are designated as fair value hedges of certain fixed rate loans. The Company also sells swap contracts to customers who wish to modify their interest rate sensitivity. The Company offsets the interest rate risk of these swaps by purchasing matching contracts with offsetting pay/receive rates from other financial institutions. The notional amount of these types of swaps at December 31, 2008 was $479.9 million.

The Company enters into foreign exchange derivative instruments as an accommodation to customers and offsets the related foreign exchange risk by entering into offsetting third-party forward contracts with approved, reputable counterparties. In addition, the Company takes proprietary positions in such contracts based on market expectations. This trading activity is managed within a policy of specific controls and limits.

Most of the foreign exchange contracts outstanding at December 31, 2008 mature within 90 days, and the longest period to maturity is 11 months.

Additionally, interest rate lock commitments issued on residential mortgage loans held for resale are considered derivative instruments. The interest rate exposure on these commitments is economically hedged primarily with forward sale contracts in the secondary market.

In all of these contracts, the Company is exposed to credit risk in the event of nonperformance by counterparties, who may be bank customers or other financial institutions. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures. Because the Company generally enters into transactions only with high quality counterparties, there have been no losses associated with counterparty nonperformance on derivative financial instruments.

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". This Statement modified the accounting for initial recognition of fair value for certain interest rate swap contracts held by the Company. Former accounting guidance precluded immediate recognition in earnings of an unrealized gain or loss, measured as the difference between the transaction price and fair value of these instruments at initial recognition. This former guidance was nullified by SFAS No. 157, which allows for the immediate recognition of a gain or loss under certain circumstances. In accordance with the new recognition requirements, the Company increased equity by $903 thousand on January 1, 2008 to reflect the swaps at fair value as defined by SFAS No. 157.

The following table summarizes the notional amounts and estimated fair values of the Company's derivative instruments at December 31, 2008 and 2007. Notional amount, along with the other terms of the derivative, is used to determine the amounts to be exchanged between the counterparties. Because the notional amount does not represent amounts exchanged by the parties, it is not a measure of loss exposure related to the use of derivatives nor of exposure to liquidity risk. Positive fair values are recorded in other assets and negative fair values are recorded in other liabilities in the consolidated balance sheets.

| | **2008** | | | 2007 | | |
|---|---|---|---|---|---|---|
| *(In thousands)* | **Notional Amount** | **Positive Fair Value** | **Negative Fair Value** | Notional Amount | Positive Fair Value | Negative Fair Value |
| Interest rate swaps | **$492,111** | **$25,274** | **$(26,568)** | $308,361 | $4,766 | $(6,333) |
| Credit risk participation agreements | **47,750** | **117** | **(178)** | 25,389 | — | (174) |
| Foreign exchange contracts: | | | | | | |
| Forward contracts | **6,226** | **207** | **(217)** | 12,212 | 105 | (149) |
| Option contracts | **3,300** | **18** | **(18)** | 3,120 | 9 | (9) |
| Mortgage loan commitments | **23,784** | **198** | **(6)** | 7,123 | 18 | (10) |
| Mortgage loan forward sale contracts | **26,996** | **21** | **(88)** | 15,017 | 25 | (34) |
| **Total at December 31** | **$600,167** | **$25,835** | **$(27,075)** | $371,222 | $4,923 | $(6,709) |

## Operating Segments

The Company segregates financial information for use in assessing its performance and allocating resources among three operating segments. The results are determined based on the Company's management accounting process, which assigns balance sheet and income statement items to each responsible segment. These segments are defined by customer base and product type. The management process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. Each segment is managed by executives who, in conjunction with the Chief Executive Officer, make strategic business decisions regarding that segment. The three reportable operating segments are Consumer, Commercial and Money Management. Additional information is presented in Note 13 on Segments in the consolidated financial statements.

The Company uses a funds transfer pricing method to value funds used (e.g., loans, fixed assets, cash, etc.) and funds provided (deposits, borrowings, and equity) by the business segments and their components. This process assigns a specific value to each new source or use of funds with a maturity, based on current LIBOR interest rates, thus determining an interest spread at the time of the transaction. Non-maturity assets and liabilities are assigned to LIBOR based funding pools. This method helps to provide an accurate means of valuing fund sources and uses in a varying interest rate environment. The Company also assigns loan charge-offs and recoveries directly to each operating segment instead of allocating a portion of actual loan loss provision to the segments. The operating segments also include a number of allocations of income and expense from various support and overhead centers within the Company. Management periodically makes changes to the method of assigning costs and income to its business segments to better reflect operating results. Beginning in 2008, modifications were made to the funds transfer pricing process which eliminated allocations to net interest income for capital. This change was also reflected in the prior year information presented below.

The table below is a summary of segment pre-tax income results for the past three years.

| *(Dollars in thousands)* | Consumer | Commercial | Money Management | Segment Totals | Other/ Elimination | Consolidated Totals |
|---|---|---|---|---|---|---|
| **Year ended December 31, 2008:** | | | | | | |
| Net interest income | **$ 351,387** | **$ 208,348** | **$ 8,192** | **$ 567,927** | **$ 24,812** | **$ 592,739** |
| Provision for loan losses | **(57,044)** | **(13,389)** | **—** | **(70,433)** | **(38,467)** | **(108,900)** |
| Non-interest income | **166,968** | **97,038** | **100,381** | **364,387** | **11,325** | **375,712** |
| Investment securities gains, net | **—** | **—** | **—** | **—** | **30,294** | **30,294** |
| Non-interest expense | **(322,978)** | **(169,834)** | **(103,632)** | **(596,444)** | **(19,669)** | **(616,113)** |
| Income before income taxes | **$ 138,333** | **$ 122,163** | **$ 4,941** | **$ 265,437** | **$ 8,295** | **$ 273,732** |
| Year ended December 31, 2007: | | | | | | |
| Net interest income | $ 344,640 | $ 191,248 | $ 8,468 | $ 544,356 | $ (6,284) | $ 538,072 |
| Provision for loan losses | (34,787) | (8,026) | — | (42,813) | 81 | (42,732) |
| Non-interest income | 186,792 | 85,151 | 92,628 | 364,571 | 7,010 | 371,581 |
| Investment securities gains, net | — | — | — | — | 8,234 | 8,234 |
| Non-interest expense | (305,718) | (158,017) | (65,722) | (529,457) | (45,301) | (574,758) |
| Income (loss) before income taxes | $ 190,927 | $ 110,356 | $ 35,374 | $ 336,657 | $ (36,260) | $ 300,397 |
| **2008 vs. 2007** | | | | | | |
| Increase (decrease) in income before income taxes: | | | | | | |
| Amount | **$ (52,594)** | **$ 11,807** | **$ (30,433)** | **$ (71,220)** | **$ 44,555** | **$ (26,665)** |
| Percent | **(27.5)%** | **10.7%** | **(86.0)%** | **(21.2)%** | **N.M.** | **(8.9)%** |
| Year ended December 31, 2006: | | | | | | |
| Net interest income | $ 330,935 | $ 184,245 | $ 8,019 | $ 523,199 | $ (10,000) | $ 513,199 |
| Provision for loan losses | (26,338) | 295 | — | (26,043) | 394 | (25,649) |
| Non-interest income | 179,401 | 79,427 | 85,235 | 344,063 | 8,523 | 352,586 |
| Investment securities gains, net | 2,839 | — | — | 2,839 | 6,196 | 9,035 |
| Non-interest expense | (286,011) | (143,970) | (60,388) | (490,369) | (35,056) | (525,425) |
| Income (loss) before income taxes | $ 200,826 | $ 119,997 | $ 32,866 | $ 353,689 | $ (29,943) | $ 323,746 |
| 2007 vs. 2006 | | | | | | |
| Increase (decrease) in income before income taxes: | | | | | | |
| Amount | $ (9,899) | $ (9,641) | $ 2,508 | $ (17,032) | $ (6,317) | $ (23,349) |
| Percent | (4.9)% | (8.0)% | 7.6% | (4.8)% | (21.1)% | (7.2)% |

*Consumer*

The Consumer segment includes the retail branch network, consumer finance, bank card, student loans and discount brokerage services. Pre-tax income for 2008 was $138.3 million, a decrease of $52.6 million, or

27.5% from 2007. The decrease was due to increases of $17.3 million in non-interest expense and $22.3 million in net loan charge-offs. In addition, non-interest income declined $19.8 million, while net interest income increased $6.7 million. The increase in net interest income resulted mainly from a $92.2 million decline in deposit interest expense, partly offset by a $71.8 million decrease in net allocated funding credits assigned to the Consumer segment's deposit and loan portfolio and a $14.1 million decrease in loan interest income. The decrease in non-interest income resulted largely from lower overdraft and return item fees, an impairment charge taken on certain held for sale student loans, and lower gains on student loan sales. The declines were partly offset by an increase in bank card fee income (primarily debit card fees). Non-interest expense increased $17.3 million, or 5.6%, over the previous year mainly due to higher bank card processing costs, salaries expense, corporate management fees and telephone support fees. Net loan charge-offs increased $22.3 million, or 64.0%, in the Consumer segment, with most of the increase due to higher consumer credit card and marine and RV loan charge-offs. Total average assets directly related to the segment rose 7.0% over 2007. During 2008, total average loans increased 6.9%, compared to a 9.7% increase in 2007. The increase in average loans during 2008 resulted mainly from growth in consumer loans and consumer credit card loans. Average deposits increased slightly over the prior year, mainly due to growth in premium money market deposit accounts, partly offset by a decline in long-term certificates of deposit.

Pre-tax income for 2007 was $190.9 million, a decrease of $9.9 million, or 4.9%, from 2006. This decrease was due to an increase of $19.7 million, or 6.9%, in non-interest expense, coupled with an $8.4 million increase in net loan charge-offs, mainly relating to consumer credit card and marine and RV loans. The increase in non-interest expense over the previous year was mainly due to higher salaries expense, occupancy expense, corporate management fees and various assigned processing costs. In addition, net investment securities gains declined by $2.8 million due to a gain recorded in 2006 on the sale of MasterCard Inc. shares. Partly offsetting these effects was a $13.7 million increase in net interest income. This growth resulted mainly from a $32.3 million increase in net allocated funding credits assigned to the Consumer segment's deposit and loan portfolios, and higher loan interest income of $38.2 million, which more than offset growth of $56.6 million in deposit interest expense. Non-interest income increased $7.4 million, or 4.1%, mainly due to higher bank card transaction fees (primarily debit card) and consumer brokerage and insurance fees, partly offset by a decline in overdraft and return item fees and lower gains on sales of student loans. Total average assets directly related to the segment rose 10.5% over 2006. During 2007, total average loans increased 9.7%, mainly from growth in consumer, personal real estate and consumer credit card loans. Average deposits increased 9.8% over the prior year, mainly due to growth in short-term certificates of deposit and premium money market deposit accounts.

*Commercial*

The Commercial segment provides corporate lending, leasing, international services, and corporate cash management services. Pre-tax profitability for the Commercial segment increased $11.8 million, or 10.7%, compared to the prior year. Most of the increase was due to a $17.1 million, or 8.9%, increase in net interest income and an $11.9 million increase in non-interest income. The increase in net interest income resulted from lower net allocated funding costs of $80.2 million and lower deposit interest expense of $7.1 million, partly offset by a $70.1 million decline in loan interest income. Non-interest income increased by 14.0% over the previous year largely due to higher commercial cash management fees and bank card fees (mainly corporate card fees). Partly offsetting these increases in income was an increase in non-interest expense, which rose $11.8 million, or 7.5%, over the prior year. The increase included a $2.5 million impairment charge on foreclosed land (which was sold in the third quarter of 2008), in addition to higher salaries expense and commercial card servicing costs. Net loan charge-offs were $13.4 million in 2008 compared to $8.0 million in 2007. The increase was mainly due to higher construction and land loan net charge-offs. Total average assets directly related to the segment rose 8.1% over 2007. Average segment loans increased 8.2% compared to 2007 as a result of growth in business and business real estate loans. Average deposits increased 7.5% due to growth in non-interest bearing demand, money market and interest checking deposit accounts.

In 2007, income before income taxes for the Commercial segment decreased $9.6 million, or 8.0%, compared to the prior year. Most of the decrease was due to a $14.0 million, or 9.8%, increase in non-interest expense and an $8.3 million increase in net loan charge-offs. Partly offsetting these increases in expense were

a $7.0 million, or 3.8%, increase in net interest income and a $5.7 million increase in non-interest income. Included in net interest income was a $57.9 million increase in loan interest income, which was partly offset by higher assigned net funding costs of $46.5 million and higher deposit interest expense of $4.4 million. Non-interest income increased by 7.2% over the previous year as a result of higher commercial cash management fees, overdraft fees, bank card fees (mainly corporate card) and cash sweep commissions. The increase in non-interest expense resulted from higher salaries expense, commercial deposit account processing costs and corporate management fees, partly offset by a decline in foreclosed property expense. Net loan charge-offs were $8.0 million in 2007 compared to net recoveries of $295 thousand in 2006. The increase over 2006 was due to charge-offs related to several specific commercial borrowers. Total average assets directly related to the segment rose 14.4% over 2006. Average segment loans increased 14.1% compared to 2006 as a result of growth in business, construction real estate and business real estate loans, while average deposits increased 1.7% due to growth in interest checking deposit accounts.

*Money Management*

The Money Management segment consists of the trust and capital markets activities. The Trust group provides trust and estate planning services, and advisory and discretionary investment management services. At December 31, 2008 the Trust group managed investments with a market value of $10.9 billion and administered an additional $8.5 billion in non-managed assets. It also provides investment management services to The Commerce Funds, a series of mutual funds with $1.2 billion in total assets at December 31, 2008. The Capital Markets Group sells primarily fixed-income securities to individuals, corporations, correspondent banks, public institutions, and municipalities, and also provides investment safekeeping and bond accounting services. Pre-tax income for the segment was $4.9 million in 2008 compared to $35.4 million in 2007, mainly due to a $33.3 million loss on the purchase of auction rate securities, which is discussed above in the Non-Interest Expense section of this discussion. Excluding this charge, segment profitability would have been $38.2 million, an 8.0% increase over 2007. Net interest income decreased $276 thousand, or 3.3%, from the prior year, due to a decline in interest income on overnight investments, offset by lower interest expense on short-term borrowings. Non-interest income increased $7.8 million, or 8.4%, mainly due to higher private client and corporate trust fees and bond trading income in the Capital Markets Group. Average assets decreased $345.1 million during 2008 because of lower overnight investments of liquid funds. Average deposits increased $213.3 million during 2008, due to continuing growth in short-term certificates of deposit over $100,000.

Pre-tax income for the Money Management segment was $35.4 million in 2007 compared to $32.9 million in 2006, an increase of $2.5 million, or 7.6%. The increase over the prior year was mainly due to higher non-interest income. Non-interest income increased $7.4 million, or 8.7%, due to higher private client, institutional and corporate trust fees, bond trading income and cash sweep commissions. Net interest income increased $449 thousand, or 5.6%, over the prior year. Growth in interest income on short-term investments was partly offset by higher net funding charges assigned to the segment's short-term investments and borrowings, in addition to an increase in interest expense on deposits and borrowings. Non-interest expense increased $5.3 million, or 8.8%, over the prior year mainly due to higher salaries expense, assigned processing costs and corporate management fees. Average assets increased $148.0 million during 2007 because of higher overnight investments. Average deposits increased $14.8 million during 2007, mainly due to growth in short-term certificates of deposit over $100,000.

The segment activity, as shown above, includes both direct and allocated items. Amounts in the "Other/Elimination" column include activity not related to the segments, such as certain administrative functions, the investment securities portfolio, and the effect of certain expense allocations to the segments. Also included in this category is the excess of the Company's provision for loan losses over net loan charge-offs, which are generally assigned directly to the segments. In 2008, the pre-tax profitability in this category was $8.3 million, compared to a loss of $36.3 million in 2007. The profitability increase was partly due to items relating to the Bank's relationship with Visa, as discussed earlier, which were not assigned to a segment. In 2008, Visa stock redemption gains of $22.2 million and indemnification obligation reversals of $9.6 million were recorded, compared to obligation charges of $21.0 million in 2007. In addition, unallocated net interest income in this category, relating to earnings on the Company's investment portfolio and interest expense on

overnight borrowings not allocated to the segments, rose $31.1 million in 2008. These increases were partly offset by a $38.5 million loan loss provision in this category, as described above.

## Impact of Recently Issued Accounting Standards

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), which prescribes the recognition threshold and measurement attributes necessary for recognition in the financial statements of a tax position taken, or expected to be taken, in a tax return. Under FIN 48, an income tax position will be recognized if it is more likely than not that it will be sustained upon IRS examination, based upon its technical merits. Once that status is met, the amount recorded will be the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure, and transition requirements. As a result of the Company's adoption of FIN 48, additional income tax benefits of $446 thousand were recognized as of January 1, 2007 as an increase to equity.

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", on January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. It emphasizes that fair value is a market-based measurement and should be determined based on assumptions that a market participant would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that provides the highest priority to measurements using quoted prices in active markets and the lowest priority to measurements based on unobservable data. The Statement does not require any new fair value measurements. The Statement also modifies the guidance for initial recognition of fair value for certain derivative contracts held by the Company. Former accounting guidance precluded immediate recognition in earnings of an unrealized gain or loss, measured as the difference between the transaction price and fair value of these instruments at initial recognition. This guidance was nullified by the Statement. In accordance with the new recognition requirements of the Statement, the Company increased equity by $903 thousand on January 1, 2008.

The Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", at December 31, 2006. The Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The Company's initial recognition at December 31, 2006 of the funded status of its defined benefit pension plan reduced its prepaid pension asset by $17.5 million, reduced deferred tax liabilities by $6.6 million, and reduced the equity component of accumulated other comprehensive income by $10.9 million. Beginning in 2008, the Statement also requires an employer to measure plan assets and obligations as of the date of its fiscal year end statement of financial position. In order to transition to a fiscal year end measurement date, the Company used earlier measurements to allocate net periodic benefit cost for the period between September 30, 2007 (the previous measurement date) and December 31, 2008 proportionately between retained earnings and net periodic benefit cost recognized during 2008. The Company recorded the transition adjustment, which increased retained earnings by $348 thousand, on December 31, 2008.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". This EITF Issue addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee based on the substantive agreement with the employee, because the postretirement benefit obligation is not effectively settled through the purchase of the insurance policy. The EITF Issue was effective January 1, 2008, and the Company's adoption on that date resulted in a reduction to equity of $716 thousand.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement

No. 115". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, on an instrument-by-instrument basis. Once an entity has elected to record eligible items at fair value, the decision is irrevocable and the entity should report unrealized gains and losses for which the fair value option has been elected in earnings. The Statement's objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. The Statement may be applied to financial instruments existing at the January 1, 2008 adoption date, financial instruments recognized after the adoption date, and upon certain other events. As of the adoption date and subsequent to that date, the Company has chosen not to elect the fair value option, but continues to consider future election and the effect on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 109 (SAB 109). SAB 109 provides revised guidance on the valuation of written loan commitments accounted for at fair value through earnings. Former guidance under SAB 105 indicated that the expected net future cash flows related to the associated servicing of the loan should not be incorporated into the measurement of the fair value of a derivative loan commitment. The new guidance under SAB 109 requires these cash flows to be included in the fair value measurement, and the SAB requires this view to be applied on a prospective basis to derivative loan commitments issued or modified after January 1, 2008. The Company's application of SAB 109 in 2008 did not have a material effect on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(revised), "Business Combinations". The Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for business combinations, but broadens the scope of Statement 141 and contains improvements to the application of this method. The Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. The Statement also changes the accounting for negative goodwill arising from a bargain purchase, requiring recognition in earnings instead of allocation to assets acquired. For business combinations achieved in stages (step acquisitions), the assets and liabilities must be recognized at the full amounts of their fair values, while under former guidance the entity was acquired in a series of purchases, with costs and fair values being identified and measured at each step. The Statement applies to business combinations occurring after January 1, 2009.

Also in December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51". The Statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Statement establishes a single method of accounting for changes in a parent's ownership interest if the parent retains its controlling interest, deeming these to be equity transactions. Such changes include the parent's purchases and sales of ownership interests in its subsidiary and the subsidiary's acquisition and issuance of its ownership interests. The Statement also requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. It changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest, and requires disclosure of these amounts on the face of the consolidated statement of income. The Statement is effective on January 1, 2009. The Company does not expect adoption of the Statement to have a significant effect on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133". This Statement requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how these activities affect its

financial position, financial performance, and cash flows. The Statement is effective for financial statements issued in 2009. The Company does not expect adoption of the Statement to have a significant effect on its consolidated financial statements.

In June 2008, the FASB posted Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". This pronouncement defines unvested stock awards which contain nonforfeitable rights to dividends as securities which participate in undistributed earnings. Such participating securities must be included in the computation of earnings per share under the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities according to dividends declared and participation rights in undistributed earnings. The Company is required to apply the two-class method to its computation of earnings per share effective January 1, 2009, and does not expect its application to have a significant effect on the computation of earnings per share attributable to common shareholders.

In January 2009, the FASB issued Staff Position No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20". The amendment's purpose is to achieve a more consistent determination of whether an other-than-temporary impairment has occurred on beneficial interests. Specifically, the new pronouncement no longer requires the usage of market participant assumptions about future cash flows in determining other-than-temporary impairment under the EITF 99-20 model, and aligns that model's impairment guidance with SFAS 115. The Company has not yet been required to assess impairment under EITF 99-20, and its assessments have been in accordance with SFAS 115 guidelines.

## Effects of Inflation

The impact of inflation on financial institutions differs significantly from that exerted on industrial entities. Financial institutions are not heavily involved in large capital expenditures used in the production, acquisition or sale of products. Virtually all assets and liabilities of financial institutions are monetary in nature and represent obligations to pay or receive fixed and determinable amounts not affected by future changes in prices. Changes in interest rates have a significant effect on the earnings of financial institutions. Higher interest rates generally follow the rising demand of borrowers and the corresponding increased funding requirements of financial institutions. Although interest rates are viewed as the price of borrowing funds, the behavior of interest rates differs significantly from the behavior of the prices of goods and services. Prices of goods and services may be directly related to that of other goods and services while the price of borrowing relates more closely to the inflation rate in the prices of those goods and services. As a result, when the rate of inflation slows, interest rates tend to decline while absolute prices for goods and services remain at higher levels. Interest rates are also subject to restrictions imposed through monetary policy, usury laws and other artificial constraints.

During the second half of 2008, the national economy experienced a significant downturn. Because of this downturn, interest rates fell significantly while the price of consumer goods and services remained constant. New legislation was enacted to help mitigate any negative impact of the economic downturn. As a result, it is difficult to predict what inflationary impacts the economic slowdown will have on the Company and its operations.

## Corporate Governance

The Company has adopted a number of corporate governance measures. These include corporate governance guidelines, a code of ethics that applies to its senior financial officers and the charters for its audit committee, its committee on compensation and human resources, and its committee on governance/directors. This information is available on the Company's web site www.commercebank.com under Investor Relations.

## Forward-Looking Statements

This report may contain "forward-looking statements" that are subject to risks and uncertainties and include information about possible or assumed future results of operations. Many possible events or factors

could affect the future financial results and performance of the Company. This could cause results or performance to differ materially from those expressed in the forward-looking statements. Words such as "expects", "anticipates", "believes", "estimates", variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this report. Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events. Such possible events or factors include: changes in economic conditions in the Company's market area; changes in policies by regulatory agencies, governmental legislation and regulation; fluctuations in interest rates; changes in liquidity requirements; demand for loans in the Company's market area; changes in accounting and tax principles; estimates made on income taxes; and competition with other entities that offer financial services.

## AVERAGE BALANCE SHEETS - AVERAGE RATES AND YIELDS

| | Years Ended December 31 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | | 2006 | | |
| *(Dollars in thousands)* | **Average Balance** | **Interest Income/ Expense** | **Average Rates Earned/ Paid** | Average Balance | Interest Income/ Expense | Average Rates Earned/ Paid | Average Balance | Interest Income/ Expense | Average Rates Earned/ Paid |
| **ASSETS** | | | | | | | | | |
| Loans:[(A)] | | | | | | | | | |
| Business[(B)] | **$ 3,478,927** | **$169,767** | **4.88%** | $ 3,110,386 | $208,819 | 6.71% | $ 2,688,722 | $177,313 | 6.59% |
| Real estate – construction and land | **701,519** | **34,445** | **4.91** | 671,986 | 49,436 | 7.36 | 540,574 | 40,477 | 7.49 |
| Real estate – business | **2,281,664** | **136,955** | **6.00** | 2,204,041 | 154,819 | 7.02 | 2,053,455 | 140,659 | 6.85 |
| Real estate – personal | **1,522,172** | **88,322** | **5.80** | 1,521,066 | 90,537 | 5.95 | 1,415,321 | 79,816 | 5.64 |
| Consumer | **1,674,497** | **119,837** | **7.16** | 1,558,302 | 115,184 | 7.39 | 1,352,047 | 95,074 | 7.03 |
| Home equity | **474,635** | **23,960** | **5.05** | 443,748 | 33,526 | 7.56 | 445,376 | 33,849 | 7.60 |
| Student[(C)] | **13,708** | **287** | **2.10** | — | — | — | — | — | — |
| Consumer credit card | **776,810** | **83,972** | **10.81** | 665,964 | 84,856 | 12.74 | 595,252 | 77,737 | 13.06 |
| Overdrafts | **11,926** | **—** | **—** | 13,823 | — | — | 14,685 | — | — |
| **Total loans** | **10,935,858** | **657,545** | **6.01** | 10,189,316 | 737,177 | 7.23 | 9,105,432 | 644,925 | 7.08 |
| Loans held for sale | **347,441** | **14,968** | **4.31** | 321,916 | 21,940 | 6.82 | 315,950 | 21,788 | 6.90 |
| Investment securities: | | | | | | | | | |
| U.S. government & federal agency | **183,083** | **7,439** | **4.06** | 410,170 | 16,505 | 4.02 | 640,239 | 22,817 | 3.56 |
| State & municipal obligations[(B)] | **695,542** | **34,572** | **4.97** | 594,154 | 26,855 | 4.52 | 414,282 | 18,546 | 4.48 |
| Mortgage and asset-backed securities | **2,469,467** | **125,369** | **5.08** | 2,120,521 | 102,243 | 4.82 | 2,201,685 | 96,270 | 4.37 |
| Trading securities | **28,840** | **1,154** | **4.00** | 22,321 | 1,057 | 4.73 | 17,444 | 762 | 4.37 |
| Other marketable securities[(B)] | **98,650** | **4,283** | **4.34** | 129,622 | 7,795 | 6.01 | 200,013 | 11,248 | 5.62 |
| Non-marketable securities | **133,996** | **7,378** | **5.51** | 92,251 | 5,417 | 5.87 | 85,211 | 7,475 | 8.77 |
| **Total investment securities** | **3,609,578** | **180,195** | **4.99** | 3,369,039 | 159,872 | 4.75 | 3,558,874 | 157,118 | 4.41 |
| Federal funds sold and securities purchased under agreements to resell | **425,273** | **8,287** | **1.95** | 527,304 | 25,881 | 4.91 | 299,554 | 15,637 | 5.22 |
| Interest earning deposits with banks | **46,670** | **198** | **.42** | — | — | — | — | — | — |
| **Total interest earning assets** | **15,364,820** | **861,193** | **5.60** | 14,407,575 | 944,870 | 6.56 | 13,279,810 | 839,468 | 6.32 |
| Less allowance for loan losses | **(145,176)** | | | (132,234) | | | (129,224) | | |
| Unrealized gain (loss) on investment securities | **27,068** | | | 25,333 | | | (9,443) | | |
| Cash and due from banks | **451,105** | | | 463,970 | | | 470,826 | | |
| Land, buildings and equipment — net | **412,852** | | | 400,161 | | | 376,375 | | |
| Other assets | **343,664** | | | 315,522 | | | 250,260 | | |
| **Total assets** | **$16,454,333** | | | $15,480,327 | | | $14,238,604 | | |
| **LIABILITIES AND EQUITY** | | | | | | | | | |
| Interest bearing deposits: | | | | | | | | | |
| Savings | **$ 400,948** | **1,186** | **.30** | $ 392,942 | 2,067 | .53 | $ 393,870 | 2,204 | .56 |
| Interest checking and money market | **7,400,125** | **59,947** | **.81** | 6,996,943 | 114,027 | 1.63 | 6,717,280 | 94,238 | 1.40 |
| Time open & C.D.'s of less than $100,000 | **2,149,119** | **77,322** | **3.60** | 2,359,386 | 110,957 | 4.70 | 2,077,257 | 85,424 | 4.11 |
| Time open & C.D.'s of $100,000 and over | **1,629,500** | **55,665** | **3.42** | 1,480,856 | 73,739 | 4.98 | 1,288,845 | 58,381 | 4.53 |
| **Total interest bearing deposits** | **11,579,692** | **194,120** | **1.68** | 11,230,127 | 300,790 | 2.68 | 10,477,252 | 240,247 | 2.29 |
| Borrowings: | | | | | | | | | |
| Federal funds purchased and securities sold under agreements to repurchase | **1,373,625** | **25,085** | **1.83** | 1,696,613 | 83,464 | 4.92 | 1,455,544 | 70,154 | 4.82 |
| Other borrowings[(D)] | **1,092,746** | **37,905** | **3.47** | 292,446 | 13,775 | 4.71 | 182,940 | 8,744 | 4.78 |
| **Total borrowings** | **2,466,371** | **62,990** | **2.55** | 1,989,059 | 97,239 | 4.89 | 1,638,484 | 78,898 | 4.82 |
| **Total interest bearing liabilities** | **14,046,063** | **257,110** | **1.83%** | 13,219,186 | 398,029 | 3.01% | 12,115,736 | 319,145 | 2.63% |
| Non-interest bearing demand deposits | **670,118** | | | 647,888 | | | 642,545 | | |
| Other liabilities | **143,211** | | | 136,850 | | | 102,668 | | |
| Stockholders' equity | **1,594,941** | | | 1,476,403 | | | 1,377,655 | | |
| **Total liabilities and equity** | **$16,454,333** | | | $15,480,327 | | | $14,238,604 | | |
| **Net interest margin (T/E)** | | **$604,083** | | | $546,841 | | | $520,323 | |
| **Net yield on interest earning assets** | | | **3.93%** | | | 3.80% | | | 3.92% |
| **Percentage increase (decrease) in net interest margin (T/E) compared to the prior year** | | | **10.47%** | | | 5.10% | | | 2.89% |

(A) *Loans on non-accrual status are included in the computation of average balances. Included in interest income above are loan fees and late charges, net of amortization of deferred loan origination fees and costs, which are immaterial. Credit card income from merchant discounts and net interchange fees are not included in loan income.*

(B) *Interest income and yields are presented on a fully-taxable equivalent basis using the Federal statutory income tax rate. Business loan interest income includes tax free loan income of $9,753,000 in 2008, $8,606,000 in 2007, $5,883,000 in 2006, $3,491,000 in 2005 and $2,379,000 in 2004, including tax equivalent adjustments of $2,701,000 in 2008, $2,191,000 in 2007, $1,596,000 in 2006, $1,097,000 in 2005 and $819,000 in 2004. State and municipal interest income includes tax equivalent adjustments of $8,191,000 in 2008, $4,908,000 in 2007, $3,698,000 in 2006, $1,445,000 in 2005 and $1,093,000 in 2004. Interest income on other marketable securities includes tax equivalent adjustments of $452,000 in 2008, $1,670,000 in 2007, $1,868,000 in 2006, $1,586,000 in 2005 and $467,000 in 2004.*

| Years Ended December 31 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 2005 | | | 2004 | | | 2003 | | | |
| Average Balance | Interest Income/ Expense | Average Rates Earned/ Paid | Average Balance | Interest Income/ Expense | Average Rates Earned/ Paid | Average Balance | Interest Income/ Expense | Average Rates Earned/ Paid | Average Balance Five Year Compound Growth Rate |
| $ 2,336,681 | $125,417 | 5.37% | $ 2,119,823 | $ 88,199 | 4.16% | $ 2,173,765 | $ 90,860 | 4.18% | 9.86% |
| 480,864 | 28,422 | 5.91 | 427,976 | 18,068 | 4.22 | 404,058 | 17,324 | 4.29 | 11.67 |
| 1,794,269 | 106,167 | 5.92 | 1,823,302 | 90,601 | 4.97 | 1,831,575 | 93,731 | 5.12 | 4.49 |
| 1,339,900 | 71,222 | 5.32 | 1,322,354 | 68,629 | 5.19 | 1,268,604 | 71,737 | 5.65 | 3.71 |
| 1,242,163 | 80,431 | 6.48 | 1,188,018 | 75,633 | 6.37 | 1,129,267 | 79,571 | 7.05 | 8.20 |
| 429,911 | 26,463 | 6.16 | 381,111 | 17,481 | 4.59 | 324,375 | 14,372 | 4.43 | 7.91 |
| 357,319 | 17,050 | 4.77 | 326,120 | 9,790 | 3.00 | 339,577 | 9,606 | 2.83 | NM |
| 554,471 | 66,552 | 12.00 | 515,585 | 57,112 | 11.08 | 490,534 | 55,310 | 11.28 | 9.63 |
| 13,995 | — | — | 13,319 | — | — | 11,631 | — | — | .50 |
| 8,549,573 | 521,724 | 6.10 | 8,117,608 | 425,513 | 5.24 | 7,973,386 | 432,511 | 5.42 | 6.52 |
| 11,909 | 657 | 5.52 | 12,505 | 644 | 5.15 | 36,073 | 1,831 | 5.08 | NM |
| 1,066,304 | 39,968 | 3.75 | 1,721,301 | 67,988 | 3.95 | 1,543,269 | 67,236 | 4.36 | (34.71) |
| 137,007 | 5,910 | 4.31 | 70,846 | 3,410 | 4.81 | 80,687 | 4,139 | 5.13 | 53.85 |
| 2,812,757 | 114,978 | 4.09 | 2,846,093 | 105,827 | 3.72 | 2,504,514 | 103,681 | 4.14 | (.28) |
| 10,624 | 422 | 3.98 | 14,250 | 498 | 3.50 | 17,003 | 662 | 3.90 | 11.15 |
| 216,984 | 9,316 | 4.29 | 163,843 | 3,747 | 2.29 | 220,499 | 4,603 | 2.09 | (14.86) |
| 78,709 | 4,617 | 5.87 | 75,542 | 3,530 | 4.67 | 74,501 | 4,923 | 6.61 | 12.46 |
| 4,322,385 | 175,211 | 4.05 | 4,891,875 | 185,000 | 3.78 | 4,440,473 | 185,244 | 4.17 | (4.06) |
| 116,553 | 4,102 | 3.52 | 84,113 | 1,312 | 1.56 | 63,232 | 831 | 1.31 | 46.46 |
| — | — | — | — | — | — | — | — | — | NM |
| 13,000,420 | 701,694 | 5.40 | 13,106,101 | 612,469 | 4.67 | 12,513,164 | 620,417 | 4.96 | 4.19 |
| (129,272) | | | (132,554) | | | (132,057) | | | 1.91 |
| 22,607 | | | 90,692 | | | 143,309 | | | NM |
| 508,389 | | | 553,074 | | | 513,733 | | | (2.57) |
| 369,471 | | | 340,188 | | | 336,665 | | | 4.16 |
| 201,829 | | | 191,655 | | | 167,944 | | | 15.40 |
| $13,973,444 | | | $14,149,156 | | | $13,542,758 | | | 3.97 |
| $ 403,158 | 1,259 | .31 | $ 401,935 | 1,250 | .31 | $ 380,323 | 1,351 | .36 | 1.06 |
| 6,745,714 | 52,112 | .77 | 6,171,456 | 26,707 | .43 | 6,015,827 | 27,391 | .46 | 4.23 |
| 1,736,804 | 50,597 | 2.91 | 1,678,659 | 38,924 | 2.32 | 1,838,137 | 48,440 | 2.64 | 3.18 |
| 983,703 | 30,779 | 3.13 | 788,800 | 14,912 | 1.89 | 699,241 | 14,278 | 2.04 | 18.44 |
| 9,869,379 | 134,747 | 1.37 | 9,040,850 | 81,793 | .90 | 8,933,528 | 91,460 | 1.02 | 5.33 |
| 1,609,868 | 48,776 | 3.03 | 1,827,428 | 22,560 | 1.23 | 1,550,211 | 15,289 | .99 | (2.39) |
| 366,072 | 12,464 | 3.40 | 419,215 | 8,519 | 2.03 | 395,026 | 8,269 | 2.09 | 22.57 |
| 1,975,940 | 61,240 | 3.10 | 2,246,643 | 31,079 | 1.38 | 1,945,237 | 23,558 | 1.21 | 4.86 |
| 11,845,319 | 195,987 | 1.65% | 11,287,493 | 112,872 | 1.00% | 10,878,765 | 115,018 | 1.06% | 5.24 |
| 655,729 | | | 1,288,434 | | | 1,083,207 | | | (9.16) |
| 93,708 | | | 123,048 | | | 133,813 | | | 1.37 |
| 1,378,688 | | | 1,450,181 | | | 1,446,973 | | | 1.97 |
| $13,973,444 | | | $14,149,156 | | | $13,542,758 | | | 3.97% |
| | $505,707 | | | $499,597 | | | $505,399 | | |
| | | 3.89% | | | 3.81% | | | 4.04% | |
| | | 1.22% | | | (1.15)% | | | .69% | |

(C) *The Company's portfolio of originated student loans was classified as held for sale in the first quarter of 2006 and, accordingly, is included in the held for sale balances for 2006, 2007 and 2008. In December 2008, the Company purchased $358,451,000 of student loans which it intends to hold to maturity. Refer to Note 3 to the consolidated financial statements for additional information about student loans.*

(D) *Interest expense of $38,000, $123,000 and $113,000 which was capitalized on construction projects in 2006, 2005 and 2004, respectively, is not deducted from the interest expense shown above.*

## QUARTERLY AVERAGE BALANCE SHEETS - AVERAGE RATES AND YIELDS

| | Year Ended December 31, 2008 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth Quarter | | Third Quarter | | Second Quarter | | First Quarter | |
| *(Dollars in millions)* | Average Balance | Average Rates Earned/ Paid | Average Balance | Average Rates Earned/ Paid | Average Balance | Average Rates Earned/ Paid | Average Balance | Average Rates Earned/ Paid |
| **ASSETS** | | | | | | | | |
| Loans: | | | | | | | | |
| Business[(A)] | $ 3,389 | 4.49% | $ 3,474 | 4.68% | $ 3,550 | 4.77% | $ 3,504 | 5.57% |
| Real estate – construction and land | 724 | 4.21 | 698 | 4.78 | 700 | 4.85 | 684 | 5.85 |
| Real estate – business | 2,285 | 5.76 | 2,325 | 5.80 | 2,282 | 5.98 | 2,234 | 6.49 |
| Real estate – personal | 1,543 | 5.67 | 1,509 | 5.75 | 1,510 | 5.84 | 1,526 | 5.95 |
| Consumer | 1,670 | 7.08 | 1,717 | 7.07 | 1,675 | 7.13 | 1,636 | 7.35 |
| Home equity | 494 | 4.58 | 479 | 4.72 | 466 | 4.93 | 459 | 6.03 |
| Student | 55 | 2.09 | — | — | — | — | — | — |
| Consumer credit card | 770 | 11.21 | 790 | 10.76 | 786 | 10.15 | 761 | 11.14 |
| Overdrafts | 11 | — | 12 | — | 11 | — | 14 | — |
| **Total loans** | 10,941 | 5.76 | 11,004 | 5.88 | 10,980 | 5.92 | 10,818 | 6.50 |
| Loans held for sale | 393 | 3.70 | 352 | 4.26 | 331 | 4.40 | 313 | 5.04 |
| Investment securities: | | | | | | | | |
| U.S. government & federal agency | 113 | 3.88 | 117 | 4.08 | 199 | 4.08 | 304 | 4.11 |
| State & municipal obligations[(A)] | 1,007 | 5.04 | 700 | 4.98 | 566 | 4.97 | 506 | 4.83 |
| Mortgage and asset-backed securities | 2,528 | 5.25 | 2,454 | 5.04 | 2,522 | 4.99 | 2,373 | 5.03 |
| Trading securities | 20 | 3.91 | 23 | 3.38 | 22 | 3.17 | 50 | 4.70 |
| Other marketable securities[(A)] | 73 | 7.13 | 82 | 3.26 | 127 | 2.91 | 114 | 4.93 |
| Non-marketable securities | 150 | 5.22 | 145 | 5.52 | 130 | 5.54 | 111 | 5.84 |
| Total investment securities | 3,891 | 5.18 | 3,521 | 4.96 | 3,566 | 4.87 | 3,458 | 4.94 |
| Federal funds sold and securities purchased under agreements to resell | 369 | .54 | 420 | 2.01 | 421 | 2.16 | 491 | 2.78 |
| Interest earning deposits with banks | 186 | .42 | — | — | — | — | — | — |
| **Total interest earning assets** | 15,780 | 5.38 | 15,297 | 5.52 | 15,298 | 5.54 | 15,080 | 5.99 |
| Less allowance for loan losses | (160) | | (144) | | (141) | | (135) | |
| Unrealized gain (loss) on investment securities | (11) | | 17 | | 38 | | 64 | |
| Cash and due from banks | 424 | | 464 | | 455 | | 460 | |
| Land, buildings and equipment – net | 416 | | 412 | | 412 | | 412 | |
| Other assets | 345 | | 341 | | 342 | | 347 | |
| **Total assets** | $16,794 | | $16,387 | | $16,404 | | $16,228 | |
| **LIABILITIES AND EQUITY** | | | | | | | | |
| Interest bearing deposits: | | | | | | | | |
| Savings | $ 402 | .19 | $ 410 | .31 | $ 410 | .31 | $ 381 | .38 |
| Interest checking and money market | 7,509 | .59 | 7,499 | .77 | 7,413 | .76 | 7,178 | 1.13 |
| Time open & C.D.'s under $100,000 | 2,053 | 3.00 | 2,041 | 3.14 | 2,187 | 3.76 | 2,318 | 4.38 |
| Time open & C.D.'s $100,000 & over | 1,787 | 2.88 | 1,555 | 2.95 | 1,585 | 3.52 | 1,590 | 4.38 |
| **Total interest bearing deposits** | 11,751 | 1.35 | 11,505 | 1.47 | 11,595 | 1.69 | 11,467 | 2.22 |
| Borrowings: | | | | | | | | |
| Federal funds purchased and securities sold under agreements to repurchase | 1,082 | .75 | 1,368 | 1.58 | 1,420 | 1.67 | 1,628 | 2.90 |
| Other borrowings | 1,534 | 2.99 | 1,103 | 3.61 | 998 | 3.56 | 730 | 4.14 |
| **Total borrowings** | 2,616 | 2.06 | 2,471 | 2.48 | 2,418 | 2.45 | 2,358 | 3.29 |
| **Total interest bearing liabilities** | 14,367 | 1.48% | 13,976 | 1.65% | 14,013 | 1.82% | 13,825 | 2.40% |
| Non-interest bearing demand deposits | 691 | | 668 | | 660 | | 661 | |
| Other liabilities | 127 | | 126 | | 137 | | 182 | |
| Stockholders' equity | 1,609 | | 1,617 | | 1,594 | | 1,560 | |
| **Total liabilities and equity** | $16,794 | | $16,387 | | $16,404 | | $16,228 | |
| **Net interest margin (T/E)** | $ 160 | | $ 155 | | $ 147 | | $ 142 | |
| **Net yield on interest earning assets** | | 4.04% | | 4.02% | | 3.87% | | 3.79% |

*(A) Includes tax equivalent calculations.*

| (Dollars in millions) | Year Ended December 31, 2007 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth Quarter | | Third Quarter | | Second Quarter | | First Quarter | |
| | Average Balance | Average Rates Earned/ Paid | Average Balance | Average Rates Earned/ Paid | Average Balance | Average Rates Earned/ Paid | Average Balance | Average Rates Earned/ Paid |
| **ASSETS** | | | | | | | | |
| Loans: | | | | | | | | |
| Business[(A)] | $ 3,212 | 6.40% | $ 3,104 | 6.79% | $ 3,135 | 6.82% | $ 2,988 | 6.86% |
| Real estate – construction and land | 678 | 7.03 | 705 | 7.47 | 658 | 7.31 | 647 | 7.63 |
| Real estate – business | 2,223 | 6.91 | 2,220 | 7.09 | 2,225 | 7.06 | 2,147 | 7.04 |
| Real estate – personal | 1,542 | 5.96 | 1,538 | 5.92 | 1,514 | 5.97 | 1,489 | 5.96 |
| Consumer | 1,643 | 7.49 | 1,606 | 7.45 | 1,519 | 7.34 | 1,464 | 7.27 |
| Home equity | 455 | 7.11 | 446 | 7.59 | 438 | 7.76 | 435 | 7.79 |
| Consumer credit card | 712 | 12.03 | 671 | 12.83 | 647 | 13.01 | 633 | 13.18 |
| Overdrafts | 17 | — | 15 | — | 11 | — | 12 | — |
| **Total loans** | 10,482 | 7.06 | 10,305 | 7.29 | 10,147 | 7.29 | 9,815 | 7.31 |
| Loans held for sale | 289 | 6.35 | 294 | 6.82 | 355 | 6.99 | 351 | 7.03 |
| Investment securities: | | | | | | | | |
| U.S. government & federal agency | 371 | 4.10 | 398 | 4.04 | 411 | 3.98 | 463 | 3.99 |
| State & municipal obligations[(A)] | 575 | 4.42 | 595 | 4.43 | 600 | 4.59 | 607 | 4.63 |
| Mortgage and asset-backed securities | 2,253 | 4.97 | 2,095 | 4.79 | 2,014 | 4.71 | 2,119 | 4.81 |
| Trading securities | 30 | 4.49 | 16 | 5.32 | 24 | 4.76 | 18 | 4.59 |
| Other marketable securities[(A)] | 111 | 5.90 | 134 | 6.42 | 132 | 5.66 | 141 | 6.05 |
| Non-marketable securities | 103 | 6.37 | 98 | 4.82 | 90 | 5.91 | 77 | 6.52 |
| **Total investment securities** | 3,443 | 4.85 | 3,336 | 4.71 | 3,271 | 4.67 | 3,425 | 4.75 |
| Federal funds sold and securities purchased under agreements to resell | 538 | 4.27 | 512 | 4.92 | 504 | 5.19 | 556 | 5.27 |
| **Total interest earning assets** | 14,752 | 6.43 | 14,447 | 6.60 | 14,277 | 6.60 | 14,147 | 6.61 |
| Less allowance for loan losses | (133) | | (133) | | (132) | | (131) | |
| Unrealized gain on investment securities | 45 | | 13 | | 24 | | 19 | |
| Cash and due from banks | 472 | | 472 | | 451 | | 461 | |
| Land, buildings and equipment – net | 410 | | 404 | | 396 | | 391 | |
| Other assets | 348 | | 326 | | 300 | | 287 | |
| **Total assets** | $15,894 | | $15,529 | | $15,316 | | $15,174 | |
| **LIABILITIES AND EQUITY** | | | | | | | | |
| Interest bearing deposits: | | | | | | | | |
| Savings | $ 376 | .46 | $ 392 | .55 | $ 406 | .55 | $ 397 | .54 |
| Interest checking and money market | 7,072 | 1.52 | 7,026 | 1.73 | 7,006 | 1.67 | 6,882 | 1.60 |
| Time open & C.D.'s under $100,000 | 2,392 | 4.67 | 2,389 | 4.74 | 2,347 | 4.73 | 2,308 | 4.67 |
| Time open & C.D.'s $100,000 & over | 1,499 | 4.88 | 1,486 | 5.02 | 1,562 | 5.03 | 1,375 | 4.99 |
| **Total interest bearing deposits** | 11,339 | 2.59 | 11,293 | 2.76 | 11,321 | 2.73 | 10,962 | 2.63 |
| Borrowings: | | | | | | | | |
| Federal funds purchased and securities sold under agreements to repurchase | 1,721 | 4.48 | 1,628 | 4.94 | 1,472 | 5.07 | 1,969 | 5.17 |
| Other borrowings | 492 | 4.63 | 346 | 4.83 | 276 | 4.76 | 51 | 4.42 |
| **Total borrowings** | 2,213 | 4.52 | 1,974 | 4.92 | 1,748 | 5.03 | 2,020 | 5.16 |
| **Total interest bearing liabilities** | 13,552 | 2.91% | 13,267 | 3.08% | 13,069 | 3.04% | 12,982 | 3.02% |
| Non-interest bearing demand deposits | 660 | | 661 | | 650 | | 620 | |
| Other liabilities | 169 | | 132 | | 123 | | 122 | |
| Stockholders' equity | 1,513 | | 1,469 | | 1,474 | | 1,450 | |
| **Total liabilities and equity** | $15,894 | | $15,529 | | $15,316 | | $15,174 | |
| **Net interest margin (T/E)** | $ 140 | | $ 137 | | $ 136 | | $ 134 | |
| **Net yield on interest earning assets** | | 3.76% | | 3.77% | | 3.82% | | 3.83% |

*(A) Includes tax equivalent calculations.*

## SUMMARY OF QUARTERLY STATEMENTS OF INCOME

| Year Ended December 31, 2008 *(In thousands, except per share data)* | For the Quarter Ended 12/31/08 | 9/30/08 | 6/30/08 | 3/31/08 |
|---|---|---|---|---|
| Interest income | $209,628 | $ 209,464 | $208,204 | $222,553 |
| Interest expense | (53,339) | (57,900) | (63,425) | (82,446) |
| Net interest income | 156,289 | 151,564 | 144,779 | 140,107 |
| Non-interest income | 85,226 | 95,593 | 102,733 | 92,160 |
| Investment securities gains, net | 4,814 | 1,149 | 1,008 | 23,323 |
| Salaries and employee benefits | (83,589) | (83,766) | (83,247) | (83,010) |
| Other expense | (59,814) | (100,766) | (64,176) | (57,745) |
| Provision for loan losses | (41,333) | (29,567) | (18,000) | (20,000) |
| Income before income taxes | 61,593 | 34,207 | 83,097 | 94,835 |
| Income taxes | (17,757) | (9,534) | (27,118) | (30,668) |
| Net income | $ 43,836 | $ 24,673 | $ 55,979 | $ 64,167 |
| Net income per share – basic* | $ .58 | $ .32 | $ .75 | $ .85 |
| Net income per share – diluted* | $ .58 | $ .32 | $ .74 | $ .84 |
| Weighted average shares – basic* | 75,619 | 75,456 | 75,352 | 75,264 |
| Weighted average shares – diluted* | 76,293 | 76,172 | 76,058 | 76,017 |

| Year Ended December 31, 2007 *(In thousands, except per share data)* | For the Quarter Ended 12/31/07 | 9/30/07 | 6/30/07 | 3/31/07 |
|---|---|---|---|---|
| Interest income | $236,752 | $ 238,274 | $232,808 | $228,267 |
| Interest expense | (99,285) | (103,012) | (98,944) | (96,788) |
| Net interest income | 137,467 | 135,262 | 133,864 | 131,479 |
| Non-interest income | 98,101 | 95,137 | 94,059 | 84,284 |
| Investment securities gains (losses), net | 3,270 | 1,562 | (493) | 3,895 |
| Salaries and employee benefits | (78,433) | (77,312) | (76,123) | (76,900) |
| Other expense | (84,464) | (61,781) | (60,226) | (59,519) |
| Provision for loan losses | (14,062) | (11,455) | (9,054) | (8,161) |
| Income before income taxes | 61,879 | 81,413 | 82,027 | 75,078 |
| Income taxes | (18,187) | (25,515) | (26,453) | (23,582) |
| Net income | $ 43,692 | $ 55,898 | $ 55,574 | $ 51,496 |
| Net income per share – basic* | $ .58 | $ .74 | $ .73 | $ .67 |
| Net income per share – diluted* | $ .58 | $ .73 | $ .72 | $ .66 |
| Weighted average shares – basic* | 75,265 | 75,515 | 76,387 | 76,767 |
| Weighted average shares – diluted* | 76,106 | 76,342 | 77,249 | 77,719 |

| Year Ended December 31, 2006 *(In thousands, except per share data)* | For the Quarter Ended 12/31/06 | 9/30/06 | 6/30/06 | 3/31/06 |
|---|---|---|---|---|
| Interest income | $228,159 | $216,270 | $199,250 | $188,627 |
| Interest expense | (93,927) | (87,517) | (72,771) | (64,892) |
| Net interest income | 134,232 | 128,753 | 126,479 | 123,735 |
| Non-interest income | 90,030 | 87,332 | 88,179 | 87,045 |
| Investment securities gains, net | 24 | 3,324 | 3,284 | 2,403 |
| Salaries and employee benefits | (73,140) | (72,169) | (71,239) | (71,725) |
| Other expense | (60,470) | (60,135) | (58,311) | (58,236) |
| Provision for loan losses | (7,970) | (7,575) | (5,672) | (4,432) |
| Income before income taxes | 82,706 | 79,530 | 82,720 | 78,790 |
| Income taxes | (25,689) | (24,982) | (27,387) | (25,846) |
| Net income | $ 57,017 | $ 54,548 | $ 55,333 | $ 52,944 |
| Net income per share – basic* | $ .73 | $ .71 | $ .72 | $ .68 |
| Net income per share – diluted* | $ .72 | $ .70 | $ .71 | $ .67 |
| Weighted average shares – basic* | 77,675 | 77,215 | 77,041 | 77,549 |
| Weighted average shares – diluted* | 78,687 | 78,234 | 78,093 | 78,634 |

* *Restated for the 5% stock dividend distributed in 2008.*

## Item 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is set forth on pages 46 through 48 of Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations.

## Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Commerce Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Commerce Bancshares, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commerce Bancshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Kansas City, Missouri
February 26, 2009

**Commerce Bancshares, Inc. and Subsidiaries**

## CONSOLIDATED BALANCE SHEETS

| | December 31 | |
|---|---|---|
| | 2008 | 2007 |
| | *(In thousands)* | |
| **ASSETS** | | |
| Loans | **$11,283,246** | $10,605,368 |
| Allowance for loan losses | **(172,619)** | (133,586) |
| **Net loans** | **11,110,627** | 10,471,782 |
| Loans held for sale | **361,298** | 235,896 |
| Investment securities: | | |
| Available for sale ($525,993,000 and $524,399,000 pledged in 2008 and 2007, respectively, to secure structured repurchase agreements) | **3,630,753** | 3,165,020 |
| Trading | **9,463** | 26,478 |
| Non-marketable | **139,900** | 105,517 |
| **Total investment securities** | **3,780,116** | 3,297,015 |
| Federal funds sold and securities purchased under agreements to resell | **169,475** | 655,165 |
| Interest earning deposits with banks | **638,158** | — |
| Cash and due from banks | **491,723** | 673,081 |
| Land, buildings and equipment – net | **411,168** | 406,249 |
| Goodwill | **125,585** | 124,570 |
| Other intangible assets – net | **17,191** | 21,413 |
| Other assets | **427,106** | 319,660 |
| **Total assets** | **$17,532,447** | $16,204,831 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deposits: | | |
| Non-interest bearing demand | **$ 1,375,000** | $ 1,413,849 |
| Savings, interest checking and money market | **7,610,306** | 7,155,366 |
| Time open and C.D.'s of less than $100,000 | **2,067,266** | 2,374,782 |
| Time open and C.D.'s of $100,000 and over | **1,842,161** | 1,607,555 |
| **Total deposits** | **12,894,733** | 12,551,552 |
| Federal funds purchased and securities sold under agreements to repurchase | **1,026,537** | 1,239,219 |
| Other borrowings | **1,747,781** | 583,639 |
| Other liabilities | **286,764** | 302,735 |
| **Total liabilities** | **15,955,815** | 14,677,145 |
| Stockholders' equity: | | |
| Preferred stock, $1 par value Authorized and unissued 2,000,000 shares | **—** | — |
| Common stock, $5 par value Authorized 100,000,000 shares; issued 75,901,097 and 71,938,743 shares in 2008 and 2007, respectively | **379,505** | 359,694 |
| Capital surplus | **621,458** | 475,220 |
| Retained earnings | **633,159** | 669,142 |
| Treasury stock of 18,789 and 52,614 shares in 2008 and 2007, respectively, at cost | **(761)** | (2,477) |
| Accumulated other comprehensive income (loss) | **(56,729)** | 26,107 |
| **Total stockholders' equity** | **1,576,632** | 1,527,686 |
| **Total liabilities and stockholders' equity** | **$17,532,447** | $16,204,831 |

*See accompanying notes to consolidated financial statements.*

**Commerce Bancshares, Inc. and Subsidiaries**

## CONSOLIDATED STATEMENTS OF INCOME

| *(In thousands, except per share data)* | For the Years Ended December 31 | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| **INTEREST INCOME** | | | |
| Interest and fees on loans | **$654,845** | $734,986 | $643,329 |
| Interest on loans held for sale | **14,968** | 21,940 | 21,788 |
| Interest on investment securities | **171,551** | 153,294 | 151,552 |
| Interest on federal funds sold and securities purchased under agreements to resell | **8,287** | 25,881 | 15,637 |
| Interest on deposits with banks | **198** | — | — |
| **Total interest income** | **849,849** | 936,101 | 832,306 |
| **INTEREST EXPENSE** | | | |
| Interest on deposits: | | | |
| Savings, interest checking and money market | **61,133** | 116,094 | 96,442 |
| Time open and C.D.'s of less than $100,000 | **77,322** | 110,957 | 85,424 |
| Time open and C.D.'s of $100,000 and over | **55,665** | 73,739 | 58,381 |
| Interest on federal funds purchased and securities sold under agreements to repurchase | **25,085** | 83,464 | 70,154 |
| Interest on other borrowings | **37,905** | 13,775 | 8,706 |
| **Total interest expense** | **257,110** | 398,029 | 319,107 |
| **Net interest income** | **592,739** | 538,072 | 513,199 |
| Provision for loan losses | **108,900** | 42,732 | 25,649 |
| **Net interest income after provision for loan losses** | **483,839** | 495,340 | 487,550 |
| **NON-INTEREST INCOME** | | | |
| Deposit account charges and other fees | **110,361** | 117,350 | 115,453 |
| Bank card transaction fees | **113,862** | 103,613 | 94,928 |
| Trust fees | **80,294** | 78,840 | 72,180 |
| Trading account profits and commissions | **14,268** | 8,647 | 8,132 |
| Consumer brokerage services | **13,553** | 12,445 | 9,954 |
| Loan fees and sales | **(2,413)** | 8,835 | 10,503 |
| Other | **45,787** | 41,851 | 41,436 |
| **Total non-interest income** | **375,712** | 371,581 | 352,586 |
| **INVESTMENT SECURITIES GAINS, NET** | **30,294** | 8,234 | 9,035 |
| **NON-INTEREST EXPENSE** | | | |
| Salaries and employee benefits | **333,612** | 308,768 | 288,273 |
| Net occupancy | **46,317** | 45,789 | 43,276 |
| Equipment | **24,569** | 24,121 | 25,665 |
| Supplies and communication | **35,335** | 34,162 | 32,670 |
| Data processing and software | **56,387** | 50,342 | 51,601 |
| Marketing | **19,994** | 18,199 | 17,317 |
| Loss on purchase of auction rate securities | **33,266** | — | — |
| Indemnification obligation | **(9,619)** | 20,951 | — |
| Other | **76,252** | 72,426 | 66,623 |
| **Total non-interest expense** | **616,113** | 574,758 | 525,425 |
| Income before income taxes | **273,732** | 300,397 | 323,746 |
| Less income taxes | **85,077** | 93,737 | 103,904 |
| **NET INCOME** | **$188,655** | $206,660 | $219,842 |
| Net income per share – basic | **$ 2.50** | $ 2.72 | $ 2.84 |
| Net income per share – diluted | **$ 2.48** | $ 2.69 | $ 2.80 |

*See accompanying notes to consolidated financial statements.*

**Commerce Bancshares, Inc. and Subsidiaries**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| *(In thousands)* | For the Years Ended December 31 2008 | 2007 | 2006 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income | **$ 188,655** | $ 206,660 | $ 219,842 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | **108,900** | 42,732 | 25,649 |
| Provision for depreciation and amortization | **50,696** | 52,469 | 48,436 |
| Amortization of investment security premiums, net | **3,946** | 7,398 | 12,318 |
| Deferred income tax expense (benefit) | **2,656** | (11,227) | (1,380) |
| Investment securities gains, net | **(30,294)** | (8,234) | (9,035) |
| Gain on sale of branch | **(6,938)** | — | — |
| Impairment on loans held for sale | **9,398** | — | — |
| Net gains on sales of loans held for sale | **(3,168)** | (5,670) | (7,259) |
| Proceeds from sales of loans held for sale | **235,305** | 420,295 | 410,462 |
| Originations of loans held for sale | **(366,873)** | (371,918) | (344,243) |
| Net (increase) decrease in trading securities | **13,281** | (19,058) | 24,292 |
| Stock-based compensation | **6,389** | 6,263 | 4,786 |
| (Increase) decrease in interest receivable | **2,908** | 8,324 | (11,051) |
| Increase (decrease) in interest payable | **(28,351)** | 5,270 | 25,467 |
| Increase (decrease) in income taxes payable | **(1,204)** | 7,743 | 14,576 |
| Net tax benefit related to equity compensation plans | **(1,928)** | (2,283) | (2,108) |
| Loss on purchase of auction rate securities | **33,266** | — | — |
| Other changes, net | **650** | (3,062) | (19,220) |
| **Net cash provided by operating activities** | **217,294** | 335,702 | 391,532 |
| **INVESTING ACTIVITIES** | | | |
| Net cash and cash equivalents paid in acquisitions/dispositions | **(54,490)** | (14,046) | (8,498) |
| Cash paid in exchange of investment securities for student loans | **(17,164)** | — | — |
| Proceeds from sales of available for sale securities | **131,843** | 239,541 | 170,421 |
| Proceeds from maturities/pay downs of available for sale securities | **1,311,605** | 1,135,260 | 1,142,763 |
| Purchases of available for sale securities | **(2,396,109)** | (1,095,686) | (888,132) |
| Net increase in loans | **(412,593)** | (793,214) | (764,519) |
| Purchases of land, buildings and equipment | **(42,563)** | (55,102) | (44,951) |
| Sales of land, buildings and equipment | **495** | 4,888 | 3,470 |
| **Net cash used in investing activities** | **(1,478,976)** | (578,359) | (389,446) |
| **FINANCING ACTIVITIES** | | | |
| Net increase in non-interest bearing demand, savings, interest checking and money market deposits | **381,276** | 253,221 | 163,747 |
| Net increase (decrease) in time open and C.D.'s | **(36,612)** | 379,002 | 340,559 |
| Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase | **(212,375)** | (542,992) | 417,441 |
| Repayment of long-term borrowings | **(10,855)** | (33,095) | (252,320) |
| Additional long-term borrowings | **375,000** | 542,000 | — |
| Net increase in short-term borrowings | **799,997** | — | — |
| Purchases of treasury stock | **(9,490)** | (128,578) | (134,956) |
| Issuance of stock under stock purchase and equity compensation plans | **15,978** | 13,661 | 7,274 |
| Net tax benefit related to equity compensation plans | **1,928** | 2,283 | 2,108 |
| Cash dividends paid on common stock | **(72,055)** | (68,915) | (65,758) |
| **Net cash provided by financing activities** | **1,232,792** | 416,587 | 478,095 |
| Increase (decrease) in cash and cash equivalents | **(28,890)** | 173,930 | 480,181 |
| Cash and cash equivalents at beginning of year | **1,328,246** | 1,154,316 | 674,135 |
| **Cash and cash equivalents at end of year** | **$ 1,299,356** | $ 1,328,246 | $1,154,316 |

*See accompanying notes to consolidated financial statements.*

**Commerce Bancshares, Inc. and Subsidiaries**

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| *(In thousands, except per share data)* | Common Stock | Capital Surplus | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2005** | $347,049 | $388,552 | $ 693,021 | $ (86,901) | $ (3,883) | $1,337,838 |
| Net income | | | 219,842 | | | 219,842 |
| Change in unrealized gain (loss) on available for sale securities, net of tax | | | | | 14,553 | 14,553 |
| Total comprehensive income | | | | | | 234,395 |
| Purchase of treasury stock | | | | (134,956) | | (134,956) |
| Cash dividends paid ($.847 per share) | | | (65,758) | | | (65,758) |
| Net tax benefit related to equity compensation plans | | 2,108 | | | | 2,108 |
| Stock-based compensation | | 4,786 | | | | 4,786 |
| Issuance under stock purchase and equity compensation plans, net | | (9,830) | | 17,104 | | 7,274 |
| Common stock issued in West Pointe Bancorp, Inc. acquisition | | (1,268) | | 68,752 | | 67,484 |
| 5% stock dividend, net | 5,281 | 43,073 | (163,929) | 115,388 | | (187) |
| Adoption of SFAS No. 158 | | | | | (10,870) | (10,870) |
| **Balance, December 31, 2006** | 352,330 | 427,421 | 683,176 | (20,613) | (200) | 1,442,114 |
| Net income | | | 206,660 | | | 206,660 |
| Change in unrealized gain (loss) on available for sale securities, net of tax | | | | | 19,363 | 19,363 |
| Change related to pension plan, net of tax | | | | | 6,944 | 6,944 |
| Total comprehensive income | | | | | | 232,967 |
| Purchase of treasury stock | | | | (128,578) | | (128,578) |
| Cash dividends paid ($.907 per share) | | | (68,915) | | | (68,915) |
| Net tax benefit related to equity compensation plans | | 2,283 | | | | 2,283 |
| Stock-based compensation | | 6,263 | | | | 6,263 |
| Issuance under stock purchase and equity compensation plans, net | 144 | (12,339) | | 25,856 | | 13,661 |
| Common stock issued in South Tulsa Financial Corp. acquisition | | (303) | | 27,917 | | 27,614 |
| 5% stock dividend, net | 7,220 | 51,895 | (152,225) | 92,941 | | (169) |
| Adoption of FIN 48 | | | 446 | | | 446 |
| **Balance, December 31, 2007** | 359,694 | 475,220 | 669,142 | (2,477) | 26,107 | 1,527,686 |
| Net income | | | **188,655** | | | **188,655** |
| Change in unrealized gain (loss) on available for sale securities, net of tax | | | | | **(66,445)** | **(66,445)** |
| Change related to pension plan, net of tax | | | | | **(16,391)** | **(16,391)** |
| Total comprehensive income | | | | | | **105,819** |
| Purchase of treasury stock | | | | **(9,490)** | | **(9,490)** |
| Cash dividends paid ($.952 per share) | | | **(72,055)** | | | **(72,055)** |
| Net tax benefit related to equity compensation plans | | **1,928** | | | | **1,928** |
| Stock-based compensation | | **6,389** | | | | **6,389** |
| Issuance under stock purchase and equity compensation plans, net | **1,778** | **2,994** | | **11,206** | | **15,978** |
| 5% stock dividend, net | **18,033** | **134,927** | **(153,118)** | | | **(158)** |
| Adoption of SFAS No. 157 | | | **903** | | | **903** |
| Adoption of EITF 06-4 | | | **(716)** | | | **(716)** |
| SFAS No. 158 – change in pension measurement date | | | **348** | | | **348** |
| **Balance, December 31, 2008** | **$379,505** | **$621,458** | **$ 633,159** | **$ (761)** | **$(56,729)** | **$1,576,632** |

*See accompanying notes to consolidated financial statements.*

## 1. Summary of Significant Accounting Policies

*Nature of Operations*

Commerce Bancshares, Inc. (the Company) conducts its principal activities through its banking and non-banking subsidiaries from approximately 360 locations throughout Missouri, Illinois, Kansas, Oklahoma and Colorado. Principal activities include retail and commercial banking, investment management, securities brokerage, mortgage banking, credit related insurance, venture capital and real estate activities. In the fourth quarter of 2008, the Company merged its Kansas and Omaha banking subsidiaries into its Missouri bank, resulting in one remaining banking subsidiary (the Bank).

*Basis of Presentation*

The Company follows accounting principles generally accepted in the United States of America (GAAP) and reporting practices applicable to the banking industry. The preparation of financial statements under GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. These estimates are based on information available to management at the time the estimates are made. While the consolidated financial statements reflect management's best estimates and judgment, actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries (after elimination of all material intercompany balances and transactions). Certain amounts for prior years have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income, assets or stockholders' equity.

*Cash and Cash Equivalents*

In the accompanying consolidated statements of cash flows, cash and cash equivalents include "Cash and due from banks", "Federal funds sold and securities purchased under agreements to resell", and "Interest earning deposits with banks" as segregated in the accompanying consolidated balance sheets.

*Loans and Related Earnings*

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, net of undisbursed loan proceeds, the allowance for loan losses, and any deferred fees and costs on originated loans. Origination fee income received on loans and amounts representing the estimated direct costs of origination are deferred and amortized to interest income over the life of the loan using the level yield method. Prepayment premium or yield maintenance agreements are generally required on all term commercial loans with fixed rate intervals of one year or more, and corporate policy requires such language on all term loans over $250,000 with greater than one year maturity.

Interest on loans is accrued based upon the principal amount outstanding. Interest income is recognized primarily on the level yield method. Loan and commitment fees on commercial and consumer loans, net of costs, are deferred and recognized in income over the term of the loan or commitment as an adjustment of yield. Annual fees charged on credit card loans are capitalized to principal and amortized over 12 months to loan fees and sales in the accompanying consolidated income statements. Other credit card fees, such as cash advance fees and late payment fees, are recognized in income as an adjustment of yield when charged to the cardholder's account.

Loans, including those that are considered to be impaired, are evaluated regularly by management. Business, lease, construction, business real estate and personal real estate loans are placed on non-accrual status when the collection of interest or principal is 90 days or more past due, unless the loan is adequately secured and in the process of collection. When a loan is placed on non-accrual status, any interest previously accrued but not collected is reversed against current income. Loans may be returned to accrual status when

all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest payments received on non-accrual loans are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. Consumer installment loans and related accrued interest are normally charged down to the fair value of related collateral (or are charged off in full if no collateral) once the loans are more than 120 days delinquent. Credit card loans are charged off against the allowance for loan losses when the receivable is more than 180 days past due. The interest and fee income previously capitalized but not collected on credit card charge-offs is reversed against interest income.

*Loans Held for Sale*

Loans held for sale include student loans and fixed rate residential mortgage loans. These loans are typically classified as held for sale upon origination based upon management's intent to sell all the production of these loans. They are carried at the lower of aggregate cost or fair value. Fair value is determined based on prevailing market prices for loans with similar characteristics or on sale contract prices, which represent the estimated exit price. Declines in fair value below cost are recognized in loan fees and sales. Deferred fees and costs related to these loans are not amortized but are recognized as part of the cost basis of the loan at the time it is sold. Gains or losses on sales are recognized upon delivery and included in loan fees and sales.

*Allowance / Provision for Loan Losses*

The allowance for loan losses is maintained at a level believed to be appropriate by management to provide for probable loan losses inherent in the portfolio as of the balance sheet date, including known or anticipated problem loans as well as for loans which are not currently known to require specific allowances. Management's judgment as to the amount of the allowance is a result of the review of larger individual loans, collateral values, the overall risk characteristics of the portfolio, changes in the character or size of the portfolio, the level of impaired and non-performing assets, historical charge-off amounts, geographic location, prevailing economic conditions and other relevant factors (including individual valuations on nonperforming loans in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan"). Loans are considered impaired when it becomes probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Included in impaired loans are all non-accrual business, lease, construction, and business real estate loans. Consumer, home equity and credit card loans (collectively, personal loans) are excluded from the definition of an impaired loan, unless they have been subject to a troubled debt restructuring as defined in SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". Once a loan has been identified as impaired, management measures impairment in accordance with SFAS No. 114. Impairment is measured as the present value of the expected future cash flows at the loan's initial effective interest rate or the fair value of the collateral for collateral-dependent loans. Personal loans are segregated by loan type and by sub-type, and are evaluated on a group basis. Loans are charged off to the extent they are deemed to be uncollectible, reducing the allowance. Recoveries of loans previously charged off are added to the allowance. The amount of the allowance for loan losses is highly dependent on management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amount and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations, and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for loan losses in the periods in which they become known. In addition, the Company's estimate of the allowance is subject to review by regulatory agencies, that could require adjustments to the allowance.

*Operating, Direct Financing and Sales Type Leases*

The net investment in direct financing and sales type leases is included in loans on the Company's consolidated balance sheets, and consists of the present values of the sum of the future minimum lease payments and estimated residual value of the leased asset. Revenue consists of interest earned on the net investment, and is recognized over the lease term as a constant percentage return thereon. The net

investment in operating leases is included in other assets on the Company's consolidated balance sheets. It is carried at cost, less the amount depreciated to date. Depreciation is recognized, on the straight-line basis, over the lease term to the estimated residual value. Operating lease revenue consists of the contractual lease payments and is recognized over the lease term in other non-interest income. Estimated residual values are established at lease inception utilizing contract terms, past customer experience, and general market data and are reviewed, and adjusted if necessary, on an annual basis.

*Investments in Debt and Equity Securities*

The Company has classified the majority of its investment portfolio as available for sale. From time to time, the Company sells securities and utilizes the proceeds to reduce borrowings, fund loan growth, or modify its interest rate profile. Securities classified as available for sale are carried at fair value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Their related unrealized gains and losses, net of tax, are reported in accumulated other comprehensive income (loss), a component of stockholders' equity. Realized gains and losses, including other-than-temporary declines in fair value, are calculated using the specific identification method and are included in "Investment securities gains, net" in the consolidated statements of income. Premiums and discounts are amortized to interest income over the estimated lives of the securities. Prepayment experience is continually evaluated and a determination made regarding the appropriate estimate of the future rate of prepayment. When a change in a bond's estimated remaining life is necessary, a corresponding adjustment is made in the related amortization of premium or discount accretion. The Company's policy requires the application of EITF 99-20, "Recognition of Interest Income and Impairment of Beneficial Interests", as amended, for mortgage and asset-backed securities whose credit rating is below AA at their purchase date. Under EITF 99-20, evaluations for other-than-temporary impairment are performed at purchase date and in subsequent periods. Initial impairment is based on estimates of cash flows, and subsequent impairment is based on adverse changes in those estimates. There are no securities being evaluated under EITF 99-20 in the Company's current portfolio.

Non-marketable securities include certain private equity and venture capital investments, consisting of both debt and equity instruments. These securities are carried at fair value in accordance with the AICPA Audit Guide on investment companies, with changes in fair value reported in current earnings. In the absence of readily ascertainable market values, estimated fair value is determined based on internally developed models. Changes in fair value and gains and losses from sales are included in "Investment securities gains, net". Other non-marketable securities acquired for debt and regulatory purposes are accounted for at cost.

Trading account securities, which are bought and held principally for the purpose of resale in the near term, are carried at fair value. Gains and losses, both realized and unrealized, are recorded in non-interest income.

Purchases and sales of securities are recognized on a trade date basis. A receivable or payable is recognized for pending transaction settlements.

*Land, Buildings and Equipment*

Land is stated at cost, and buildings and equipment are stated at cost, including capitalized interest when appropriate, less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods. The Company generally assigns depreciable lives of 30 years for buildings, 10 years for building improvements, and 3 to 8 years for equipment. Leasehold improvements are amortized over the shorter of their estimated useful lives or remaining lease terms. Maintenance and repairs are charged to non-interest expense as incurred.

*Foreclosed Assets*

Foreclosed assets consist of property that has been repossessed. Collateral obtained through foreclosure is comprised of commercial and residential real estate and other non-real estate property, including auto and

recreational and marine vehicles. The assets are initially recorded at the lower of the related loan balance or fair value of the collateral less estimated selling costs, with any valuation adjustments charged to the allowance for loan losses. Fair values are estimated primarily based on appraisals when available or quoted market prices of liquid assets. After their initial recognition, foreclosed assets are valued at the lower of the amount recorded at acquisition date or the current fair value less estimated costs to sell, and any resulting valuation adjustments, in addition to gains and losses realized on sales and net operating expenses, are recorded in other non-interest expense.

*Intangible Assets*

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested annually for impairment. Intangible assets that have finite useful lives, such as core deposit intangibles and mortgage servicing rights, are amortized over their estimated useful lives. Core deposit intangibles are amortized over periods of 8 to 14 years, representing their estimated lives, using accelerated methods. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, considering appropriate prepayment assumptions.

When facts and circumstances indicate potential impairment of amortizable intangible assets, the Company evaluates the recoverability of the asset carrying value, using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value. Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair value of each reporting unit, or segment, is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit's goodwill is compared to its carrying amount and the impairment loss is measured by the excess of the carrying value over fair value. There has been no impairment resulting from goodwill impairment tests. However, adverse changes in the economic environment, operations of the reporting unit, or other factors could result in a decline in the implied fair value.

*Income Taxes*

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities, net operating losses, and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income when such assets and liabilities are anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as tax expense or benefit in the period that includes the enactment date of the change. In determining the amount of deferred tax assets to recognize in the financial statements, the Company evaluates the likelihood of realizing such benefits in future periods. SFAS No. 109 requires a valuation allowance if it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company recognizes interest and penalties related to income taxes within income tax expense in the consolidated statements of income.

The Company and its eligible subsidiaries file a consolidated federal income tax return. State and local income tax returns are filed on a combined, consolidated or separate return basis based upon each jurisdiction's laws and regulations.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes that the recognition threshold and measurement attribute necessary for recognition in the financial statements of a tax position taken, or expected to be taken, in a tax return. Under FIN 48, an income tax position will be recognized if it is more likely than not that it will be sustained upon IRS examination, based upon its technical merits. Once that status is met, the amount recorded is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result

of the Company's adoption of FIN 48, the beginning balance of retained earnings as of January 1, 2007 increased by $446 thousand.

*Derivatives*

The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures, the Company's risk management policies permit its use of derivative products. The Company manages potential credit exposure through established credit approvals, risk control limits and other monitoring procedures. The Company uses derivatives on a limited basis mainly to stabilize interest rate margins and hedge against interest rate movements. The Company more often manages normal asset and liability positions by altering the products it offers and by selling portions of specific loan or investment portfolios as necessary.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires that all derivative financial instruments be recorded on the balance sheet at fair value, with the adjustment to fair value recorded in current earnings. Derivatives that are part of a qualifying hedging relationship under SFAS No. 133 can be designated, based on the exposure being hedged, as fair value or cash flow hedges. Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative, as well as gains and losses attributable to the change in fair value of the hedged item, are recognized in current earnings. Under the cash flow hedging model, the effective portion of the gain or loss related to the derivative is recognized as a component of other comprehensive income. The ineffective portion is recognized in current earnings.

The Company formally documents all hedging relationships between hedging instruments and the hedged item, as well as its risk management objective. At December 31, 2008, the Company had two interest rate swaps designated as fair value hedges. The Company performs quarterly assessments, using the regression method, to determine whether the hedging relationship has been highly effective in offsetting changes in fair values.

Derivative contracts are also offered to customers to assist in hedging their risks of adverse changes in interest rates and foreign exchange rates. The Company serves as an intermediary between its customers and the markets. Each contract between the Company and its customers is offset by a contract between the Company and various counterparties. These contracts do not qualify for hedge accounting. They are carried at fair value, with changes in fair value recorded in other non-interest income. Since each customer contract is paired with an offsetting contract, the impact to net income is minimized.

The Company enters into interest rate lock commitments on mortgage loans, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding. The Company also has corresponding forward sales contracts related to these interest rate lock commitments. Both the mortgage loan commitments and the related sales contracts are accounted for as derivatives and carried at fair value, with changes in fair value recorded in loan fees and sales. Fair values are based upon quoted prices and, in 2007 and prior years, fair value measurements exclude the value of loan servicing rights or other ancillary values. In accordance with new accounting guidance effective in 2008, the value of loan servicing rights was incorporated into subsequent fair value measurements for mortgage loan commitments.

*Pension Plan*

The Company's pension plan is described in Note 10, Employee Benefit Plans. In 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", and at December 31, 2006, adjusted its prepaid pension asset to reflect the funded status of the pension plan. In 2008, the Company changed the measurement date of its plan assets and benefit obligations from September 30 to December 31, as required by SFAS No. 158.

The measurement of the projected benefit obligation and pension expense involve actuarial valuation methods and the use of various actuarial and economic assumptions. The Company monitors the assumptions and updates them periodically. Due to the long-term nature of the pension plan obligation, actual

results may differ significantly from estimations. Such differences are adjusted over time as the assumptions are replaced by facts and values are recalculated.

*Stock-Based Compensation*

The Company's stock-based employee compensation plan is described in Note 11, Stock-Based Compensation and Directors Stock Purchase Plan. In accordance with the provisions of SFAS No. 123 (revised), "Share-Based Payment", the Company measures the cost of stock-based compensation based on the grant-date fair value of the award, recognizing the cost over the requisite service period. The fair value of an award is estimated using the Black-Scholes option-pricing model. The expense recognized is based on an estimation of the number of awards for which the requisite service is expected to be rendered, and is included in salaries and employee benefits in the accompanying consolidated statements of income.

*Treasury Stock*

Purchases of the Company's common stock are recorded at cost. Upon re-issuance for acquisitions, exercises of stock-based awards or other corporate purposes, treasury stock is reduced based upon the average cost basis of shares held.

*Income per Share*

Basic income per share is computed using the weighted average number of common shares outstanding during each year. Diluted income per share includes the effect of all dilutive potential common shares (primarily stock options, stock appreciation rights and nonvested stock awards) outstanding during each year. All per share data has been restated to reflect the 5% stock dividend distributed in December 2008.

## 2. Acquisitions and Dispositions

In February 2009, the Company sold its branch in Lakin, Kansas. In this transaction, the Company sold the bank facility and certain deposits totaling approximately $6.9 million, and paid cash of approximately $5.6 million.

The Company completed the previously announced sale of its banking branch in Independence, Kansas, in May 2008. In this transaction, approximately $23.3 million in loans, $85.0 million in deposits, and various other assets and liabilities were sold. The Company paid $54.1 million in cash, representing the net liabilities sold, and recorded a gain of $6.9 million, representing the approximate premium paid by the buyer.

Acquisitions by the Company for the past several years are listed below. Except for the Boone National Savings transaction, the Company acquired all of the outstanding stock of the purchased institutions in exchange for cash or stock of the Company. Results of operations are included in the Company's consolidated financial results beginning on the acquisition date. In the Boone transaction, the Company acquired loans and deposits of $126.4 million and $100.9 million, respectively, under a purchase and assumption agreement.

| (Dollars in millions) | Acquisition Date | Number of Locations | Assets Purchased | Intangible Assets Recognized | Consideration |
|---|---|---|---|---|---|
| 2007 | | | | | |
| Commerce Bank<br>Denver, Colorado | 7/1/07 | 1 | $103.9 | $20.0 | $29.5 - cash |
| South Tulsa Financial Corporation<br>Tulsa, Oklahoma | 4/1/07 | 2 | $127.3 | $15.3 | $27.6 - stock |
| 2006 | | | | | |
| West Pointe Bancorp<br>Belleville, Illinois | 9/1/06 | 5 | $455.1 | $53.7 | $13.1 - cash<br>$67.5 - stock |
| Boone National Savings and Loan<br>Assoc., Columbia, Missouri | 7/21/06 | | $126.4 | $18.5 | $19.1 - cash |

Loans with evidence of a deterioration in credit quality, and acquired in these transactions, were not material to the consolidated financial statements of the Company. Accordingly, the provisions of AICPA Statement of Position 03-3, which require special accounting for such loans, were not applied.

## 3. Loans and Allowance for Loan Losses

Major classifications within the Company's loan portfolio at December 31, 2008 and 2007 are as follows:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Business | **$ 3,404,371** | $ 3,257,047 |
| Real estate – construction and land | **837,369** | 668,701 |
| Real estate – business | **2,137,822** | 2,239,846 |
| Real estate – personal | **1,638,553** | 1,540,289 |
| Consumer | **1,615,455** | 1,648,072 |
| Home equity | **504,069** | 460,200 |
| Student | **358,049** | — |
| Consumer credit card | **779,709** | 780,227 |
| Overdrafts | **7,849** | 10,986 |
| **Total loans** | **$11,283,246** | $10,605,368 |

In December 2008, the Company elected to reclassify certain segments of its real estate, business, and consumer portfolios. The reclassifications were made to better align the loan reporting with its related collateral and purpose. The reclassification increased construction real estate loans by $158.3 million and personal real estate loans by $142.1 million, while business real estate loans decreased $214.1 million, business loans decreased $56.0 million and consumer loans decreased $30.3 million.

Also in December, the Company acquired federally guaranteed student loans totaling $358.5 million, at fair value, from a student loan agency in exchange for certain auction rate securities. This transaction is discussed further in Note 4 on Investment Securities. The Company intends to hold these student loans to maturity and they are included in the portfolio above, while other student loans originated by the Company are classified as held for sale and discussed below.

Loans to directors and executive officers of the Parent and the Bank, and to their associates, are summarized as follows:

| *(In thousands)* | |
|---|---|
| Balance at January 1, 2008 | $111,387 |
| Additions | 45,559 |
| Amounts collected | (47,588) |
| Amounts written off | — |
| Balance at December 31, 2008 | $109,358 |

Management believes all loans to directors and executive officers have been made in the ordinary course of business with normal credit terms, including interest rate and collateral considerations, and do not represent more than a normal risk of collection. There were no outstanding loans at December 31, 2008 to principal holders of the Company's common stock.

The Company's lending activity is generally centered in Missouri, Illinois, Kansas and other nearby states including Iowa, Oklahoma, Colorado, Indiana, and others. The Company maintains a diversified portfolio with limited industry concentrations of credit risk. Loans and loan commitments are extended under the Company's normal credit standards, controls, and monitoring features. Most loan commitments are short and intermediate term in nature. Loan maturities, with the exception of residential mortgages, generally do not exceed five years. Collateral is commonly required and would include such assets as marketable securities and cash equivalent assets, accounts receivable and inventory, equipment, other forms of personal property, and real estate. At December 31, 2008, unfunded loan commitments totaled $7.9 billion (which included $3.6 billion in unused approved lines of credit related to credit card loan agreements) which could be drawn by customers subject to certain review and terms of agreement. At December 31, 2008, loans of $3.2 billion were pledged at the Federal Home Loan Bank (FHLB) as collateral for borrowings and letters of credit obtained to secure public deposits. Additional loans of $1.4 billion were pledged at the Federal Reserve Bank as collateral for discount window borrowings and borrowings under the Term Auction Facility.

The Company has a net investment in direct financing and sales type leases of $308.2 million and $276.1 million at December 31, 2008 and 2007, respectively, which is included in business loans on the Company's consolidated balance sheets. This investment includes deferred income of $37.5 million and $38.7 million at December 31, 2008 and 2007, respectively. The net investment in operating leases amounted to $10.2 million and $16.6 million at December 31, 2008 and 2007, respectively, and is included in other assets on the Company's consolidated balance sheets.

A summary of the allowance for loan losses is as follows:

| | **Years Ended December 31** | | |
|---|---|---|---|
| *(In thousands)* | **2008** | 2007 | 2006 |
| **Balance, January 1** | **$133,586** | $131,730 | $128,447 |
| Additions: | | | |
| Provision for loan losses | **108,900** | 42,732 | 25,649 |
| Allowance of acquired banks | **—** | 1,857 | 3,688 |
| **Total additions** | **108,900** | 44,589 | 29,337 |
| Deductions: | | | |
| Loan losses | **85,093** | 58,868 | 40,944 |
| Less recoveries | **15,226** | 16,135 | 14,890 |
| **Net loan losses** | **69,867** | 42,733 | 26,054 |
| **Balance, December 31** | **$172,619** | $133,586 | $131,730 |

The Company had ceased recognition of interest income on loans with a carrying value of $72.9 million and $19.7 million at December 31, 2008 and 2007, respectively. The interest income not recognized on these non-accrual loans was $2.7 million, $2.3 million and $1.4 million during 2008, 2007 and 2006, respectively.

Loans 90 days delinquent and still accruing interest amounted to $40.0 million and $20.9 million at December 31, 2008 and 2007, respectively.

The following table presents information on impaired loans at December 31:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Impaired loans for which a related allowance has been provided | **$25,950** | $15,809 |
| Impaired loans for which no related allowance has been provided | **46,946** | 3,930 |
| **Total impaired loans** | **$72,896** | $19,739 |
| **Allowance related to impaired loans** | **$ 6,361** | $ 5,626 |

Impaired loans include loans on non-accrual status. Average impaired loans were $34.3 million during 2008, $23.8 million during 2007 and $15.3 million during 2006. No interest was recognized on these loans during their period of impairment. Compared to December 31, 2007, impaired loan balances increased in nearly all loan categories, with the largest increase in impaired construction and land real estate loans. At year end 2008, impaired loans in this category totaled $48.9 million.

Loans classified as held for sale primarily consist of loans originated to students while attending colleges and universities. The Company maintains contracts with various student loan agencies to sell student loans when the student graduates and the loan enters into repayment status. Also included as held for sale are certain fixed rate residential mortgage loans which are sold in the secondary market, generally within three months of origination. The following table presents information about loans held for sale, including impairment losses resulting from declines in fair value, which are further discussed in Note 16 on Fair Value Measurements.

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Balance outstanding at end of year: | | |
| Student | **$358,556** | $229,017 |
| Residential mortgage | **2,742** | 6,879 |
| **Total loans held for sale balance** | **$361,298** | $235,896 |
| Net gains on sales: | | |
| Student | **$ 2,139** | $ 4,484 |
| Residential mortgage | **1,029** | 1,186 |
| **Total gains on sales of loans held for sale, net** | **$ 3,168** | $ 5,670 |
| **Decline in fair value below cost** | **$ (9,398)** | $ — |

## 4. Investment Securities

A summary of the available for sale investment securities by maturity groupings as of December 31, 2008 is shown below. The weighted average yield for each range of maturities was calculated using the yield on each security within that range weighted by the amortized cost of each security at December 31, 2008. Yields on tax exempt securities have not been adjusted for tax exempt status. The investment portfolio includes fixed rate mortgage-related securities. A portion of these are guaranteed by the government-sponsored agencies of FHLMC, FNMA and GNMA, and a portion have no government guarantee. These securities differ from traditional debt securities primarily in that they have uncertain maturity dates and are priced based on estimated prepayment rates on the underlying mortgages. Also included are certain other asset-backed securities (primarily credit card, automobile and commercial loan backed securities). The Company does not have exposure to subprime originated mortgage-backed or collateralized debt obligation instruments.

| *(Dollars in thousands)* | Amortized Cost | Fair Value | Weighted Average Yield |
|---|---|---|---|
| U.S. government and federal agency obligations: | | | |
| Within 1 year | $ 499 | $ 500 | 1.02% |
| After 1 but within 5 years | 9,979 | 11,094 | 4.10 |
| **Total U.S. government and federal agency obligations** | 10,478 | 11,594 | 3.95 |
| Government-sponsored enterprise obligations: | | | |
| Within 1 year | 42,685 | 43,717 | 3.74 |
| After 1 but within 5 years | 93,140 | 98,240 | 3.53 |
| **Total government-sponsored enterprise obligations** | 135,825 | 141,957 | 3.60 |
| State and municipal obligations: | | | |
| Within 1 year | 104,895 | 106,018 | 3.66 |
| After 1 but within 5 years | 353,160 | 359,626 | 3.68 |
| After 5 but within 10 years | 61,373 | 62,039 | 3.25 |
| After 10 years | 195,993 | 192,069 | 5.04 |
| **Total state and municipal obligations** | 715,421 | 719,752 | 4.01 |
| Mortgage and asset-backed securities: | | | |
| Agency mortgage-backed securities | 1,685,821 | 1,711,404 | 4.94 |
| Non-agency mortgage-backed securities | 742,090 | 620,479 | 5.90 |
| Other asset-backed securities | 275,641 | 253,756 | 5.53 |
| **Total mortgage and asset-backed securities** | 2,703,552 | 2,585,639 | 5.27 |
| Other debt securities: | | | |
| After 1 but within 5 years | 96,781 | 101,431 | |
| After 5 but within 10 years | 19,746 | 20,430 | |
| **Total other debt securities** | 116,527 | 121,861 | |
| **Equity securities** | 7,680 | 49,950 | |
| **Total available for sale investment securities** | $3,689,483 | $3,630,753 | |

As previously announced, in the third quarter of 2008 the Company completed the purchase of auction rate securities (ARS) from its customers, resulting in the acquisition of $539.9 million at par value. These investments were recorded at fair value on their purchase date, and the amount by which par value exceeded fair value was recorded as a $33.0 million loss in current earnings during the third quarter of 2008. The purchase program was intended to assist customers with cash flow needs arising from the current illiquidity in the ARS market. ARS are long-term variable rate bonds which are tied to short-term interest rates. In a normal market ARS are sold through a competitive bidding process, or auction, occurring at weekly or monthly intervals. However, in February 2008, auctions for these bonds began to fail as issues within the broader markets disrupted the ARS market. Currently, there is little, if any, auction activity for these bonds.

In December 2008, the Company exchanged $341.4 million of ARS, issued by a student loan agency, for certain federally guaranteed student loans held by that agency, amounting to $358.5 million at fair value. In this transaction, the Company paid cash of $17.2 million to the agency and recorded a gain on the securities transaction of $7.9 million. At December 31, 2008, the Company's remaining holdings of ARS amounted to $168.0 million at fair value, which included $69.5 million secured by government guaranteed student loans. Most of the ARS have Moody's credit ratings of A2 or higher and Fitch ratings of A or higher. Interest is currently being paid at the maximum failed auction rates. These investments are included in the state and municipal obligations category in the table above.

The unrealized gains and losses in the available for sale portfolio, by type, are as follows:

| *(In thousands)* | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **December 31, 2008** | | | | |
| U.S. government and federal agency obligations | **$ 10,478** | **$ 1,116** | **$ —** | **$ 11,594** |
| Government-sponsored enterprise obligations | **135,825** | **6,132** | **—** | **141,957** |
| State and municipal obligations | **715,421** | **10,794** | **(6,463)** | **719,752** |
| Mortgage and asset-backed securities: | | | | |
| Agency mortgage-backed securities | **1,685,821** | **26,609** | **(1,026)** | **1,711,404** |
| Non-agency mortgage-backed securities | **742,090** | **816** | **(122,427)** | **620,479** |
| Other asset-backed securities | **275,641** | **113** | **(21,998)** | **253,756** |
| Total mortgage and asset-backed securities | **2,703,552** | **27,538** | **(145,451)** | **2,585,639** |
| Other debt securities | **116,527** | **5,404** | **(70)** | **121,861** |
| Equity securities | **7,680** | **42,270** | **—** | **49,950** |
| **Total** | **$3,689,483** | **$93,254** | **$(151,984)** | **$3,630,753** |
| **December 31, 2007** | | | | |
| U.S. government and federal agency obligations | $ 6,472 | $ 645 | $ — | $ 7,117 |
| Government-sponsored enterprise obligations | 352,646 | 1,171 | (617) | 353,200 |
| State and municipal obligations | 498,628 | 4,988 | (253) | 503,363 |
| Mortgage and asset-backed securities: | | | | |
| Agency mortgage-backed securities | 1,523,941 | 7,168 | (5,987) | 1,525,122 |
| Non-agency mortgage-backed securities | 404,909 | 930 | (7,464) | 398,375 |
| Other asset-backed securities | 218,504 | 909 | (2,425) | 216,988 |
| Total mortgage and asset-backed securities | 2,147,354 | 9,007 | (15,876) | 2,140,485 |
| Other debt securities | 21,397 | — | (70) | 21,327 |
| Equity securities | 90,083 | 52,697 | (3,252) | 139,528 |
| **Total** | $3,116,580 | $68,508 | $ (20,068) | $3,165,020 |

The table above shows the unrealized gains and losses by investment category as of December 31, 2008 and 2007. As described below in more detail, the Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with FASB Staff Position FAS No. 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income. Unrealized losses identified as other-than-temporary are recorded directly in current earnings.

For the investments in the table above, management has determined that the unrealized losses are temporary in nature. A primary factor considered in making that determination is management's intent and ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value. Management has the positive intent and ability to hold each investment until the earlier of its anticipated recovery or maturity. Additional factors considered in determining whether a loss is temporary include:

- The length of time and the extent to which fair value has been below cost
- The severity of the impairment
- The cause of the impairment and the financial condition and near-term prospects of the issuer
- Activity in the market of the issuer which may indicate adverse credit conditions.

The Company's impairment policy requires a review of all securities, with a specific analysis of debt securities whose credit rating has fallen below A3/A-, and those securities whose fair values have fallen more than 20% below purchase price. Procedures include the preparation of detailed cash flow models to asses the potential for impairment. Inputs to the models include data specific to each bond such as cash flow experience on the loans or assets backing the bond and various information related to delinquencies, loss severity rates, prepayment speeds and other such information.

At December 31, 2008, 21 non-agency mortgage-backed securities with an amortized cost of $317.6 million met the Company's criteria for specific impairment review, due to falling credit ratings or market prices, and these securities had unrealized losses totaling $90.5 million. In accordance with its policy, the Company prepared detailed cash flows models for each of these securities using inputs mentioned above, and performed stress tests at varying levels of delinquency rates, prepayment speeds and loss severities in order to determine if all of the original contractual cash flows will be received. Based on these detailed reviews, the Company has not recorded other-than-temporary losses on any securities held at December 31, 2008. However, other-than-temporary impairment may arise in future periods, due to further deterioration in the general economy and national housing markets, and changing cash flows, loss severities and delinquency levels of the securities' underlying collateral, which would negatively affect the Company's financial results.

Securities which were temporarily impaired at December 31, 2008 and 2007 are shown below, along with the length of the impairment period. Out of the total available for sale portfolio, consisting of approximately 900 securities at December 31, 2008, 246 securities were temporarily impaired at December 31, 2008. Of these securities, 27 securities, amounting to 6% of the portfolio value, have been in a loss position for 12 months or longer.

| | Less than 12 months | | 12 months or longer | | Total | |
|---|---|---|---|---|---|---|
| *(In thousands)* | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **At December 31, 2008** | | | | | | |
| State and municipal obligations | $175,770 | $ 6,457 | $ 369 | $ 6 | $ 176,139 | $ 6,463 |
| Mortgage and asset-backed securities: | | | | | | |
| Agency mortgage-backed securities | 183,577 | 1,003 | 4,664 | 23 | 188,241 | 1,026 |
| Non-agency mortgage-backed securities | 412,002 | 95,153 | 176,013 | 27,274 | 588,015 | 122,427 |
| Other asset-backed securities | 216,187 | 16,696 | 22,514 | 5,302 | 238,701 | 21,998 |
| Total mortgage and asset-backed securities | 811,766 | 112,852 | 203,191 | 32,599 | 1,014,957 | 145,451 |
| Other debt securities | 2,691 | 70 | — | — | 2,691 | 70 |
| **Total temporarily impaired securities** | $990,227 | $119,379 | $203,560 | $32,605 | $1,193,787 | $151,984 |

| (In thousands) | Less than 12 months Fair Value | Less than 12 months Unrealized Losses | 12 months or longer Fair Value | 12 months or longer Unrealized Losses | Total Fair Value | Total Unrealized Losses |
|---|---|---|---|---|---|---|
| **At December 31, 2007** | | | | | | |
| Government-sponsored enterprise obligations | $ 15,236 | $ 6 | $ 191,086 | $ 611 | $ 206,322 | $ 617 |
| State and municipal obligations | 10,516 | 49 | 39,994 | 204 | 50,510 | 253 |
| Mortgage and asset-backed securities: | | | | | | |
| Agency mortgage-backed securities | 197,105 | 1,436 | 589,468 | 4,551 | 786,573 | 5,987 |
| Non-agency mortgage-backed securities | 101,251 | 1,155 | 196,385 | 6,309 | 297,636 | 7,464 |
| Other asset-backed securities | 48,030 | 1,579 | 84,687 | 846 | 132,717 | 2,425 |
| Total mortgage and asset-backed securities | 346,386 | 4,170 | 870,540 | 11,706 | 1,216,926 | 15,876 |
| Other debt securities | — | — | 21,327 | 70 | 21,327 | 70 |
| Subtotal, debt securities | 372,138 | 4,225 | 1,122,947 | 12,591 | 1,495,085 | 16,816 |
| Equity securities | 19,388 | 3,252 | — | — | 19,388 | 3,252 |
| **Total temporarily impaired securities** | $391,526 | $7,477 | $1,122,947 | $12,591 | $1,514,473 | $20,068 |

In addition to the available for sale portfolio, investment securities held by the Company include certain securities which are not readily marketable, and are classified as non-marketable on the Company's consolidated balance sheets. These securities totaled $139.9 million and $105.5 million at December 31, 2008 and 2007, respectively. This category includes holdings of Federal Reserve Bank (FRB) stock and Federal Home Loan Bank of Des Moines (FHLB) stock which are required to be held for regulatory purposes and for borrowing availability, and are carried at cost. Investment in FRB stock is based on the capital structure of the investing bank, and investment in FHLB stock is tied to the level of borrowings from the FHLB. At December 31, 2008, investment in FRB stock totaled $28.7 million and investment in FHLB stock totaled $55.7 million. The remainder of the securities in the non-marketable category are comprised of investments in venture capital and private equity concerns. In the absence of readily ascertainable market values, these securities are carried at estimated fair value.

The following table presents proceeds from sales of securities and the components of net securities gains and losses, including fair value adjustments.

| (In thousands) | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Proceeds from sales** | **$131,843** | $239,541 | $170,421 |
| Gains | **$ 42,693** | $ 13,688 | $ 13,086 |
| Losses | **12,399** | 5,454 | 4,051 |
| **Net gains** | **$ 30,294** | $ 8,234 | $ 9,035 |

Investment securities with a fair value of $2.6 billion and $2.0 billion were pledged at December 31, 2008 and 2007, respectively, to secure public deposits, securities sold under repurchase agreements, trust funds, and borrowings at the Federal Reserve Bank. Securities pledged under agreements pursuant to which the collateral may be sold or re-pledged by the secured parties approximated $526.0 million, while the remaining securities were pledged under agreements pursuant to which the secured parties may not sell or re-pledge the collateral. Except for obligations of various government-sponsored enterprises such as FNMA, FHLB and FHLMC, no investment in a single issuer exceeds 10% of stockholders' equity.

## 5. Land, Buildings and Equipment

Land, buildings and equipment consist of the following at December 31, 2008 and 2007:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Land | **$100,879** | $ 94,056 |
| Buildings and improvements | **493,042** | 476,897 |
| Equipment | **224,869** | 218,896 |
| Total | **818,790** | 789,849 |
| Less accumulated depreciation and amortization | **407,622** | 383,600 |
| **Net land, buildings and equipment** | **$411,168** | $406,249 |

Depreciation expense of $35.3 million, $35.7 million and $35.4 million for 2008, 2007 and 2006, respectively, was included in occupancy expense and equipment expense in the consolidated income statements. Repairs and maintenance expense of $20.1 million, $18.5 million and $18.0 million for 2008, 2007 and 2006, respectively, was included in occupancy expense and equipment expense. No interest expense was capitalized on construction projects in 2008 and 2007, as compared to $38 thousand in 2006.

## 6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets are summarized in the following table.

| | **December 31, 2008** | | | | December 31, 2007 | | |
|---|---|---|---|---|---|---|---|
| *(In thousands)* | **Gross Carrying Amount** | **Accumulated Amortization** | **Valuation Allowance** | **Net Amount** | Gross Carrying Amount | Accumulated Amortization | Net Amount |
| Amortizable intangible assets: | | | | | | | |
| Core deposit premium | **$ 25,720** | **$ (9,324)** | **$ —** | **$ 16,396** | $ 25,720 | $(5,182) | $ 20,538 |
| Mortgage servicing rights | **1,816** | **(871)** | **(150)** | **795** | 1,556 | (681) | 875 |
| Total amortizable intangible assets | **27,536** | **(10,195)** | **(150)** | **17,191** | 27,276 | (5,863) | 21,413 |
| Goodwill | **125,585** | **—** | **—** | **125,585** | 124,570 | — | 124,570 |
| **Total intangible assets** | **$153,121** | **$(10,195)** | **$(150)** | **$142,776** | $151,846 | $(5,863) | $145,983 |

As a result of routine annual assessments, no impairment of goodwill was recorded in 2008, 2007 or 2006. Further, the January 1, 2009 review revealed no impairment as of that date. Changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2007 and 2008 are shown in the following table.

| *(In thousands)* | Consumer Segment | Commercial Segment | Money Management Segment | Total Goodwill |
|---|---|---|---|---|
| Balance at December 31, 2006 | $58,879 | $38,018 | $746 | $ 97,643 |
| 2007 acquisitions | 8,042 | 17,646 | — | 25,688 |
| Purchase accounting adjustments to prior year acquisitions | 732 | 507 | — | 1,239 |
| Balance at December 31, 2007 | 67,653 | 56,171 | 746 | 124,570 |
| Purchase accounting adjustments to prior year acquisitions | 259 | 1,034 | — | 1,293 |
| Other | (147) | (131) | — | (278) |
| **Balance at December 31, 2008** | **$67,765** | **$57,074** | **$746** | **$125,585** |

Changes in the net carrying amount of other intangible assets for the years ended December 31, 2007 and 2008 are shown in the following table.

| *(In thousands)* | Core Deposit Premium | Mortgage Servicing Rights |
|---|---|---|
| Balance at December 31, 2006 | $18,827 | $ 806 |
| 2007 acquisitions | 8,290 | — |
| Originations | — | 218 |
| Purchase accounting adjustments to prior year acquisitions | (2,490) | — |
| Amortization | (4,089) | (149) |
| Balance at December 31, 2007 | 20,538 | 875 |
| Originations | — | 255 |
| Amortization | (4,142) | (185) |
| Impairment | — | (150) |
| **Balance at December 31, 2008** | **$16,396** | **$ 795** |

Mortgage servicing rights (MSRs) are initially recorded at fair value and subsequently amortized over the period of estimated servicing income. They are periodically reviewed for impairment and if impairment is indicated, recorded at fair value. At December 31, 2008, a temporary impairment of $150 thousand was recognized. Temporary impairment, including impairment recovery, is effected through a change in a valuation allowance. The fair value of the MSRs is based on the present value of expected future cash flows, as further discussed in Note 16 on Fair Value Measurements.

Aggregate amortization expense on intangible assets for the years ended December 31, 2008, 2007 and 2006 was $4.3 million, $4.2 million and $1.2 million, respectively. The following table shows the estimated future amortization expense based on existing asset balances and the interest rate environment as of December 31, 2008. The Company's actual amortization expense in any given period may be different from the estimated amounts depending upon the acquisition of intangible assets, changes in mortgage interest rates, prepayment rates and other market conditions.

| *(In thousands)* | |
|---|---|
| 2009 | $3,822 |
| 2010 | 3,309 |
| 2011 | 2,801 |
| 2012 | 2,299 |
| 2013 | 1,783 |

## 7. Deposits

At December 31, 2008, the scheduled maturities of total time open and certificates of deposit were as follows:

| *(In thousands)* | |
|---|---|
| Due in 2009 | $3,432,816 |
| Due in 2010 | 309,227 |
| Due in 2011 | 115,841 |
| Due in 2012 | 28,254 |
| Due in 2013 | 22,981 |
| Thereafter | 308 |
| **Total** | **$3,909,427** |

The following table shows a detailed breakdown of the maturities of time open and certificates of deposits, by size category, at December 31, 2008.

| *(In thousands)* | Certificates of Deposit under $100,000 | Other Time Deposits under $100,000 | Certificates of Deposit over $100,000 | Other Time Deposits over $100,000 | Total |
|---|---|---|---|---|---|
| Due in 3 months or less | $ 272,645 | $ 47,769 | $ 736,313 | $ 7,513 | $1,064,240 |
| Due in over 3 through 6 months | 250,176 | 50,662 | 255,495 | 7,479 | 563,812 |
| Due in over 6 through 12 months | 1,049,141 | 63,783 | 666,640 | 25,200 | 1,804,764 |
| Due in over 12 months | 216,019 | 117,071 | 124,009 | 19,512 | 476,611 |
| **Total** | **$1,787,981** | **$279,285** | **$1,782,457** | **$59,704** | **$3,909,427** |

Regulations of the Federal Reserve System require cash reserves to be maintained by all banking institutions according to the types and amounts of certain deposit liabilities. Effective October 1, 2008, the Federal Reserve began paying interest on these balances. The minimum reserve requirement for the Bank at December 31, 2008 totaled $77.9 million.

## 8. Borrowings

Borrowings of the Company include federal funds purchased and securities sold under agreements to repurchase (repurchase agreements), which generally mature within 90 days. The following table presents balance and interest rate information on these and other short-term borrowings.

| *(Dollars in thousands)* | Year End Weighted Rate | Average Weighted Rate | Average Balance Outstanding | Maximum Outstanding at any Month End | Balance at December 31 |
|---|---|---|---|---|---|
| **2008** | | | | | |
| Federal funds purchased and short-term repurchase agreements | **.1%** | **1.8%** | **$ 873,625** | **$1,253,655** | **$ 526,537** |
| Long-term repurchase agreements | **.9** | **1.9** | **500,000** | **500,000** | **500,000** |
| Total federal funds purchased and repurchase agreements | | | | | **1,026,537** |
| FHLB advances | **2.7** | **2.7** | **29,508** | **100,000** | **100,000** |
| Term auction facility borrowings | **.4** | **1.4** | **155,738** | **700,000** | **700,000** |
| 2007 | | | | | |
| Federal funds purchased and short-term repurchase agreements | 2.8 | 4.7 | 1,196,612 | 1,800,505 | 739,219 |
| Long-term repurchase agreements | 5.0 | 5.5 | 500,000 | 500,000 | 500,000 |
| Total federal funds purchased and repurchase agreements | | | | | 1,239,219 |
| 2006 | | | | | |
| Federal funds purchased and short-term repurchase agreements | 4.8 | 4.7 | 1,256,914 | 1,586,511 | 1,271,282 |
| Long-term repurchase agreements | 5.5 | 5.6 | 198,630 | 500,000 | 500,000 |
| Total federal funds purchased and repurchase agreements | | | | | 1,771,282 |

Total securities sold under agreements to repurchase at December 31, 2008 were comprised of non-insured customer funds totaling $501.6 million and structured repurchase agreements of $500.0 million. The structured repurchase agreements mature in 2010, with $350.0 million based on a LIBOR-based floating interest rate with an embedded floor, and the remaining $150.0 million based on a fixed rate. All securities sold under agreements to repurchase are secured by a portion of the Company's investment portfolio.

The Company also periodically submits bids under the Federal Reserve's temporary Term Auction Facility (TAF) program. The TAF is a credit facility in which local Federal Reserve Banks auction term funds, generally with a 28 or 84-day maturity, at a rate determined as the result of the auction and fixed over the time to maturity. The TAF credit is collateralized similar to discount window borrowings, generally with investment securities and loans. These borrowings amounted to $700.0 million at December 31, 2008, with the latest maturity occurring in March 2009.

Other borrowings of the Company consisted of the following at December 31, 2008.

| *(Dollars in thousands)* | Borrower | Maturity Date | Year End Weighted Rate | Year End Balance |
|---|---|---|---|---|
| FHLB advances | Subsidiary bank | 2009 | 2.5% | $301,140 |
| | | 2010 | 4.7 | 327,686 |
| | | 2011 | 2.4 | 92,250 |
| | | 2012-16 | 4.3 | 104,645 |
| | | 2017 | 3.5 | 100,000 |
| Subordinated debentures | Subsidiary holding company | 2030 | 10.9 | 4,000 |
| | | 2034 | 4.2 | 10,310 |
| Non-recourse lease financing notes | Bank leasing subsidiary | 2011 | 6.3 | 235 |
| Structured note payable | Venture capital subsidiary | 2012 | 0.0 | 7,515 |
| **Total** | | | | **$947,781** |

The Bank is a member of the Des Moines FHLB and has access to term financing from the FHLB. These borrowings are secured under a blanket collateral agreement including primarily residential mortgages as well as all unencumbered assets and stock of the borrowing bank. Total outstanding advances at December 31, 2008 were $1.0 billion. Nearly all of the outstanding advances have fixed interest rates and contain prepayment penalties. The outstanding balance contains $200.0 million which the FHLB may call for early payment within the next year. The FHLB has issued letters of credit, totaling $1.1 billion at December 31, 2008, to secure the Company's obligations to depositors of public funds.

In certain acquisition transactions, the Company has assumed subordinated debentures which were issued by acquired bank holding companies to wholly owned grantor trusts. The trusts were formed to issue preferred securities representing undivided beneficial interests in the assets of the trusts and to invest the gross proceeds of such preferred securities in the debentures. While the trusts are accounted for as unconsolidated equity investments, the preferred securities issued by the trusts qualify as Tier I Capital for regulatory purposes. The debentures include $10.3 million of variable rate debt which may be redeemed beginning in 2009, and $4.0 million of fixed rate debt which may be redeemed beginning in 2010.

Specified amounts of the Company's lease receivables and underlying equipment in leasing transactions serve as collateral for non-recourse lease financing notes from other financial institutions, which totaled $235 thousand at December 31, 2008. In the event of a default by a lessee, the other financial institution has a first lien on the underlying lease equipment and chattel paper, with no further recourse against the Company.

Other long-term debt includes funds borrowed from third-party insurance companies by a venture capital subsidiary, a Missouri Certified Capital Company, to support its investment activities. Because the insurance companies receive tax credits, the borrowings do not bear interest. This debt is secured by assets of the subsidiary and guaranteed by the Parent, evidenced by letters of credit from the Bank.

Cash payments for interest on deposits and borrowings during 2008, 2007 and 2006 on a consolidated basis amounted to $285.5 million, $393.1 million and $294.6 million, respectively.

## 9. Income Taxes

The components of income tax expense (benefit) from operations for the years ended December 31, 2008, 2007 and 2006 were as follows:

| *(In thousands)* | Current | Deferred | Total |
|---|---|---|---|
| Year ended December 31, 2008: | | | |
| U.S. federal | **$ 81,536** | **$ 3,193** | **$ 84,729** |
| State and local | **885** | **(537)** | **348** |
| | **$ 82,421** | **$ 2,656** | **$ 85,077** |
| Year ended December 31, 2007: | | | |
| U.S. federal | $102,666 | $ (9,866) | $ 92,800 |
| State and local | 2,298 | (1,361) | 937 |
| | $104,964 | $(11,227) | $ 93,737 |
| Year ended December 31, 2006: | | | |
| U.S. federal | $104,730 | $ (1,394) | $103,336 |
| State and local | 554 | 14 | 568 |
| | $105,284 | $ (1,380) | $103,904 |

The components of income tax expense (benefit) recorded directly to stockholders' equity for the years ended December 31, 2008, 2007 and 2006 were as follows:

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Unrealized gain (loss) on securities available for sale | **$ (40,724)** | $11,902 | $ 8,885 |
| Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes | **(1,941)** | (2,298) | (2,108) |
| Accumulated pension (benefit) loss | **(9,833)** | 4,256 | (6,662) |
| Other | **549** | — | — |
| **Income tax expense (benefit) allocated to stockholders' equity** | **$ (51,949)** | $13,860 | $ 115 |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2008 and 2007 were as follows:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Loans, principally due to allowance for loan losses | **$ 82,840** | $60,652 |
| Unrealized loss on securities available for sale | **22,317** | — |
| Accrued expenses | **9,681** | 10,060 |
| Equity-based compensation | **12,622** | 11,058 |
| Deferred compensation | **4,951** | 4,464 |
| Unearned fee income | **2,282** | 1,310 |
| Pension benefit obligations | **1,317** | — |
| Net operating loss carryforwards | **664** | 803 |
| Other | **2,053** | 2,309 |
| **Total deferred tax assets** | **138,727** | 90,656 |
| Deferred tax liabilities: | | |
| Equipment lease financing | **45,926** | 30,415 |
| Unrealized gain on securities available for sale | — | 18,407 |
| Land, buildings and equipment | **24,295** | 13,713 |
| Pension benefit obligations | — | 6,888 |
| Intangibles | **5,305** | 4,159 |
| Prepaid expenses | **3,449** | 3,194 |
| Accretion on investment securities | **2,633** | 2,115 |
| Loan fees and expenses | **2,387** | 2,105 |
| Other | **561** | 1,548 |
| **Total deferred tax liabilities** | **84,556** | 82,544 |
| **Net deferred tax asset** | **$ 54,171** | $ 8,112 |

The Company acquired a federal net operating loss (NOL) carryforward of approximately $4.3 million in connection with the 2003 acquisition of The Vaughn Group, Inc. The NOL carryforward will begin to expire in 2020. At December 31, 2008, the tax benefit related to the remaining NOL carryforward was $664 thousand. The Company also has a state tax credit carryforward of $1.0 million as of December 31, 2008. The tax credit carryforward, which is comprised of various Missouri tax credits, is scheduled to expire in varying amounts between 2011 and 2018. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the total deferred tax assets.

A reconciliation between the expected federal income tax expense using the federal statutory tax rate of 35 percent and the Company's actual income tax expense for 2008, 2007 and 2006 is as follows:

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Computed "expected" tax expense | **$95,806** | $105,139 | $113,311 |
| Increase (decrease) in income taxes resulting from: | | | |
| Tax-exempt interest, net of cost to carry | **(9,902)** | (9,238) | (6,264) |
| Tax deductible dividends on allocated shares held by the Company's ESOP | **(1,084)** | (1,079) | (1,068) |
| State and local income taxes, net of federal tax benefit | **226** | 609 | 369 |
| Other | **31** | (1,694) | (2,444) |
| **Total income tax expense** | **$85,077** | $ 93,737 | $103,904 |

Cash payments of income taxes, net of refunds, amounted to $84.4 million, $95.4 million and $97.3 million on a consolidated basis during 2008, 2007 and 2006, respectively. The Parent had net receipts of $2.7 million, $6.2 million and $5.7 million during 2008, 2007 and 2006, respectively, from tax benefits.

Effective January 1, 2007, the Company adopted FIN 48. FIN 48 requires a company to evaluate whether a tax position taken by the company will "more likely than not" be sustained upon examination by the appropriate taxing authority. It also provides guidance on how a company should measure the amount of benefit that the company is to recognize in its financial statements. As a result of the implementation of FIN 48, the Company recorded a $446 thousand decrease to the liability for unrecognized tax benefits which was accounted for as an increase to the January 1, 2007 balance of retained earnings. As of January 1, 2007, the total gross amount of unrecognized tax benefits was $2.4 million and the total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $2.0 million.

It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. Interest and penalties recorded in income tax expense, classified as a component of income tax expense, was income of $73 thousand in 2008 compared to expense of $122 thousand in 2007. Accrued interest and penalties was $491 thousand and $564 thousand as of December 31, 2008 and 2007, respectively.

As of December 31, 2008 and 2007, the gross amount of unrecognized tax benefits was $3.3 million and the total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $2.5 million. While it is expected that the amount of unrecognized tax benefits will change in the next twelve months, the Company does not expect this change to have a material impact on the results of operations or the financial position of the Company.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. Tax years 2005 through 2008 remain open to examination for U.S. federal income tax and tax years 2005 through 2008 remain open to examination by significant state tax jurisdictions.

The activity in the accrued liability for unrecognized tax benefits for the years ended December 31, 2008 and 2007 was as follows:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Unrecognized tax benefits at beginning of year | **$3,258** | $2,476 |
| Gross increases – tax positions in prior period | **19** | 512 |
| Gross decreases – tax positions in prior period | **(403)** | (153) |
| Gross increases – current-period tax positions | **779** | 551 |
| Settlements | **—** | (30) |
| Lapse of statute of limitations | **(303)** | (98) |
| **Unrecognized tax benefits at end of year** | **$3,350** | $3,258 |

## 10. Employee Benefit Plans

Employee benefits charged to operating expenses are summarized in the table below. Substantially all of the Company's employees are covered by a defined contribution (401K) plan, under which the Company makes matching contributions.

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Payroll taxes | **$20,290** | $19,386 | $18,078 |
| Medical plans | **17,340** | 13,583 | 15,868 |
| 401K plan | **9,537** | 8,839 | 8,046 |
| Pension plans | **(1,797)** | (763) | (382) |
| Other | **2,081** | 2,345 | 1,776 |
| **Total employee benefits** | **$47,451** | $43,390 | $43,386 |

A majority of the Company's current employees are covered by a noncontributory defined benefit pension plan, however, participation in the pension plan is not available to employees hired after June 30, 2003. Effective January 1, 2008, participants were fully vested after three years of service, compared to the previous period of five years. Benefits are based on years of participation and average annualized earnings.

Certain key executives also participate in a supplemental executive retirement plan (the CERP) that the Company funds only as retirement benefits are disbursed. The CERP carries no segregated assets.

Effective January 1, 2005 substantially all benefits accrued under the pension plan were frozen. Certain annual salary credits to pension accounts were discontinued, however, the accounts continue to accrue interest at a stated annual rate. Enhancements were then made to the 401K plan, which have increased employer contributions to the 401K plan. Enhancements were also made to the CERP, providing credits based on hypothetical contributions in excess of those permitted under the 401K plan.

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", was adopted on December 31, 2006. It required an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Accordingly, at December 31, 2006 the Company adjusted its balance sheet to reflect this funded status, reducing accumulated other comprehensive income by $17.5 million on a pre-tax basis. Subsequent changes in the funded status have been reflected in comprehensive income. SFAS No. 158 also required measurement of plan assets and benefit obligations as of fiscal year end, and this change was effective in 2008. Accordingly, the Company changed its 2008 measurement date from September 30 to December 31. In lieu of remeasuring plan assets and benefit obligations as of January 1, 2008, the Company used the September 30, 2007 measurement to determine the net periodic benefit cost for the period between September 30, 2007 and December 31, 2008. This amount was then allocated proportionately between retained earnings and net periodic benefit cost for 2008. The allocation to retained earnings, recorded on December 31, 2008, was an increase of $561 thousand on a pre-tax basis.

Under the Company's funding policy for the defined benefit pension plan, contributions are made to a trust as necessary to provide for current service and for any unfunded accrued actuarial liabilities over a reasonable period. To the extent that these requirements are fully covered by assets in the trust, a contribution might not be made in a particular year. The Company made no contributions to the defined benefit pension plan in 2008, and the minimum required contribution for 2009 is expected to be zero. The Company does not expect to make any further contributions other than the necessary funding contributions to the CERP. Contributions to the CERP were $12 thousand, $10 thousand and $8 thousand during fiscal 2008, 2007 and 2006, respectively.

Benefit obligations of the CERP at the December 31, 2008 and September 30, 2007 valuation dates are shown in the table immediately below. In all other tables presented, the pension plan and the CERP are presented on a combined basis, even though the CERP is unfunded. Although the CERP is unfunded, the foregoing description and the following tables describe payments under the CERP as "contributions".

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Projected benefit obligation | **$2,169** | $1,735 |
| Accumulated benefit obligation | **$2,169** | $1,735 |

The following items are components of the net pension cost for the years ended December 31, 2008, 2007 and 2006.

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Service cost-benefits earned during the year | **$ 1,025** | $ 1,053 | $ 997 |
| Interest cost on projected benefit obligation | **5,236** | 5,033 | 4,718 |
| Expected return on plan assets | **(8,165)** | (7,568) | (7,199) |
| Amortization of unrecognized net loss | **107** | 719 | 1,102 |
| **Net periodic pension cost (income)** | **$(1,797)** | $ (763) | $ (382) |

The following table sets forth the pension plans' funded status, using valuation dates of December 31, 2008 and September 30, 2007.

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| **Change in projected benefit obligation** | | |
| Projected benefit obligation at prior valuation date | **$ 86,266** | $ 90,701 |
| Service cost | **1,222** | 1,053 |
| Interest cost | **6,519** | 5,033 |
| Benefits paid | **(5,751)** | (5,229) |
| Actuarial (gain) loss | **3,174** | (5,292) |
| Projected benefit obligation at valuation date | **91,430** | 86,266 |
| **Change in plan assets** | | |
| Fair value of plan assets at prior valuation date | **104,754** | 97,215 |
| Actual return (loss) on plan assets | **(13,163)** | 12,758 |
| Employer contributions | **12** | 10 |
| Benefits paid | **(5,751)** | (5,229) |
| Fair value of plan assets at valuation date | **85,852** | 104,754 |
| **Funded status and net amount recognized at valuation date** | **$ (5,578)** | $ 18,488 |

Employer contributions made after the September 30, 2007 valuation date but before the December 31, 2007 fiscal year end amounted to $3,000 in 2007. Amounts recognized on the December 31 balance sheets are as follows:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Prepaid pension cost | **$ —** | $20,223 |
| Accrued benefit liability | **(5,578)** | (1,732) |
| **Net amount recognized at December 31** | **$(5,578)** | $18,491 |

The accumulated benefit obligation, which represents the liability of a plan assuming its immediate termination, was $91.4 million and $86.3 million for both plans on December 31, 2008 and September 30, 2007, respectively.

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income (loss) at December 31, 2008 and 2007 are shown below, including amounts recognized in other comprehensive income during the periods. All amounts are shown on a pre-tax basis.

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Prior service credit (cost) | **$ —** | $ — |
| Accumulated loss | **(32,769)** | (6,332) |
| **Accumulated other comprehensive loss** | **(32,769)** | (6,332) |
| Cumulative employer contributions in excess of net periodic benefit cost | **27,191** | 24,823 |
| **Net amount recognized on the December 31 balance sheet** | **$ (5,578)** | $18,491 |
| Net gain (loss) arising during period | **$(26,544)** | $10,481 |
| Amortization of net loss | **107** | 719 |
| **Total recognized in other comprehensive income (loss)** | **$(26,437)** | $11,200 |
| **Total income (expense) recognized in net periodic pension cost and other comprehensive income** | **$(24,640)** | $11,963 |

The estimated net loss to be amortized from accumulated other comprehensive income into net periodic pension cost in 2009 is $2.6 million.

The following assumptions, on a weighted average basis, were used in accounting for the plans.

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Determination of benefit obligation at year end: | | | |
| Discount rate | **6.00%** | 6.25% | 5.75% |
| Assumed credit on cash balance accounts | **5.00%** | 5.00% | 5.00% |
| Determination of net periodic benefit cost for year ended: | | | |
| Discount rate | **6.25%** | 5.75% | 5.50% |
| Long-term rate of return on assets | **8.00%** | 8.00% | 8.00% |
| Assumed credit on cash balance accounts | **5.00%** | 5.00% | 5.00% |

The allocation of plan assets, at fair value, as of December 31, 2008 and September 30, 2007, was as follows:

| | **2008** | 2007 |
|---|---|---|
| Equity securities | **29%** | 65% |
| Debt securities | **66%** | 33% |
| Money market | **5%** | 2% |
| **Total** | **100%** | 100% |

The investment policy of the pension plan is designed for growth in value within limits designed to safeguard against significant losses within the portfolio. The policy sets guidelines regarding the types of investments held that may change from time to time, currently including items such as holding bonds rated investment grade or better, and prohibiting investment in Company stock. The plan does not utilize derivatives. Under the policy, the long-term investment target mix for the plan is 60% equity securities and 40% fixed income. However, in response to changes in the economy during 2008, the investment mix was modified and at December 31, 2008, plan assets were more heavily weighted in fixed income debt securities, as noted in the table above. The Company regularly reviews its policies on investment mix and may make changes depending on economic conditions and perceived investment risk.

The selection of a discount rate was based on a review of various bond indices. These portfolios are comprised of high quality fixed-income instruments whose cash flows match the future estimated benefit payments under the plan. The selection process also considers the results of actuarial modeling tools and assumptions.

The assumed overall expected long-term rate of return on pension plan assets used in calculating 2008 pension plan expense was 8%. Determination of the plan's rate of return is based upon historical returns for equities and fixed income indexes. The average 10-year rolling return for the Company's pension plan is 3.5%. During 2008, the plan's rate of return was a loss of 9.7%, compared to a positive return of 12.9% in 2007. The rate used in plan calculations may be adjusted by management for current trends in the economic environment. With a traditional investment mix of over half of the plan's investments in equities, the actual return for any one plan year may fluctuate significantly with changes in the stock market. Due to a decline in the economy and a decrease in discount rates used in the actuarial calculation of plan income, the Company expects to incur $2.8 million expense in 2009 compared to income of $1.8 million in 2008.

The following future benefit payments are expected to be paid:

| *(In thousands)* | |
|---|---|
| 2009 | $ 5,341 |
| 2010 | 5,457 |
| 2011 | 5,616 |
| 2012 | 5,743 |
| 2013 | 5,908 |
| 2014-2018 | 32,132 |

## 11. Stock-Based Compensation and Directors Stock Purchase Plan*

The Company's stock-based compensation is provided under a stockholder-approved plan which allows for issuance of various types of awards, including stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards and stock-based awards. At December 31, 2008, 3,106,744 shares remained available for issuance under the plan. The stock-based compensation expense that was charged against income was $6.4 million, $6.3 million and $4.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $2.4 million, $2.3 million and $1.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In determining compensation cost, the Black-Scholes option-pricing model is used to estimate the fair value of options and stock appreciation rights (SARs) on date of grant. The Black-Scholes model is a closed-end model that uses the assumptions in the following table. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical exercise behavior and other factors to estimate the expected term of the options and SARs, which represents the period of time that the options and SARs granted are expected to be outstanding. The risk-free rate for the expected term is based on the U.S. Treasury zero coupon spot rates in effect at the time of grant.

Below are the fair values of SARs granted, using the Black-Scholes option-pricing model, including the model assumptions for those grants. SARs were granted with exercise prices equal to the market price of the Company's stock at the date of grant and have 10-year contractual terms. SARs vest on a graded basis over 4 years of continuous service. All SARs must be settled in stock under provisions of the plan. Stock options, which were granted in 2005 and previous years, vested on a graded basis over 3 years of continuous service and have 10-year contractual terms.

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Weighted per share average fair value at grant date | **$ 8.27** | $ 11.40 | $ 12.17 |
| Assumptions: | | | |
| Dividend yield | **2.3%** | 1.9% | 1.7% |
| Volatility | **18.4%** | 19.9% | 21.1% |
| Risk-free interest rate | **3.5%** | 4.6% | 4.6% |
| Expected term | **7.2 years** | 7.4 years | 7.4 years |

A summary of option activity during 2008 is presented below.

| (Dollars in thousands, except per share data) | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2008 | 3,007,234 | $30.86 | | |
| Granted | — | — | | |
| Forfeited | — | — | | |
| Expired | (317) | 37.17 | | |
| Exercised | (611,566) | 26.17 | | |
| **Outstanding at December 31, 2008** | 2,395,351 | $32.05 | 4.0 years | $28,495 |
| **Exercisable at December 31, 2008** | 2,395,351 | $32.05 | 4.0 years | $28,495 |
| **Vested and expected to vest at December 31, 2008** | 2,395,351 | $32.05 | 4.0 years | $28,495 |

A summary of SAR activity during 2008 is presented below.

| (Dollars in thousands, except per share data) | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2008 | 1,027,878 | $44.81 | | |
| Granted | 590,911 | 42.12 | | |
| Forfeited | (13,090) | 43.05 | | |
| Expired | (2,737) | 44.64 | | |
| Exercised | (2,734) | 44.61 | | |
| **Outstanding at December 31, 2008** | 1,600,228 | $43.83 | 8.2 years | $1,067 |
| **Exercisable at December 31, 2008** | 379,863 | $44.78 | 7.5 years | $ — |
| **Vested and expected to vest at December 31, 2008** | 1,547,411 | $43.86 | 8.2 years | $ 999 |

Additional information about stock options and SARs exercises is presented below.

| (In thousands) | **2008** | 2007 | 2006 |
|---|---|---|---|
| Intrinsic value of options and SARs exercised | **$10,006** | $ 9,808 | $8,645 |
| Cash received from options and SARs exercised | **15,186** | 12,919 | 6,548 |
| Tax benefit realized from options and SARs exercised | **1,745** | 2,098 | 1,818 |

Nonvested stock is awarded to key employees, by action of the Board of Directors. These awards generally vest after 5 years of continued employment, but vesting terms may vary according to the specifics of the individual grant agreement. There are restrictions as to transferability, sale, pledging, or assigning, among others, prior to the end of the 5 year vesting period. Dividend and voting rights are conferred upon grant. A summary of the status of the Company's nonvested share awards as of December 31, 2008 and changes during the year then ended is presented below.

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2008 | 237,373 | $40.05 |
| Granted | 38,901 | 42.06 |
| Vested | (45,319) | 32.98 |
| Forfeited | (2,969) | 39.54 |
| **Nonvested at December 31, 2008** | 227,986 | $41.81 |

The total fair value (at vest date) of shares vested during 2008, 2007 and 2006 was $1.8 million, $1.0 million and $1.6 million, respectively.

As of December 31, 2008, there was $12.0 million of unrecognized compensation cost (net of estimated forfeitures) related to unvested options, SARs and stock awards. That cost is expected to be recognized over a weighted average period of 2.4 years.

The Company adopted SFAS No. 123 (revised) on January 1, 2006. As a result of adoption, the Company recorded a reduction of $543 thousand in stock-based compensation expense in the first quarter of 2006. This adjustment resulted from a change by the Company from its former policy of recognizing the effect of forfeitures only as they occurred to the Statement's requirement to estimate the number of outstanding instruments for which the requisite service is not expected to be rendered. The adjustment was not considered to be material to the Company's financial statements and, accordingly, was not presented separately as the cumulative effect of a change in accounting principle in the accompanying 2006 consolidated income statement.

The Company has a directors stock purchase plan whereby outside directors of the Company and its subsidiaries may elect to use their directors' fees to purchase Company stock at market value each month end. Remaining shares available for issuance under this plan were 97,782 at December 31, 2008. In 2008, 18,727 shares were purchased at an average price of $42.29 and in 2007, 17,307 shares were purchased at an average price of $42.87.

** All share and per share amounts in this note have been restated for the 5% stock dividend distributed in 2008.*

## 12. Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in equity. Items recognized under accounting standards as components of comprehensive income are displayed in the consolidated statements of stockholders' equity, and additional information is presented below about the Company's two components of other comprehensive income. The first component is the unrealized holding gains and losses on available for sale securities. In the calculation of other comprehensive income, certain reclassification adjustments are made to avoid double counting items that are included as part of net income for a period that also had been included as part of other comprehensive income in that period or earlier periods. The reclassification amounts and the related income tax expense or benefit for the three years ended December 31 are shown in the table below. The second component results from the Company's adoption of SFAS No. 158 on December 31, 2006, as mentioned in Note 10. Adjustments to other comprehensive income are required to recognize pension gains or losses that arise during the period but are not recognized as components of net periodic benefit cost, and also to recognize corresponding adjustments in other comprehensive income when these gains and losses are subsequently amortized to net periodic benefit cost.

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Unrealized holding gains (losses) on securities | **$(101,968)** | $ 34,192 | $21,344 |
| Tax (expense) benefit on unrealized gains/losses | **38,684** | (13,025) | (8,089) |
| Reclassification adjustment for (gains) losses realized and included in net income | **(5,201)** | (2,927) | 2,094 |
| Reclassification adjustment for tax expense (benefit) on realized gains/losses | **2,040** | 1,123 | (796) |
| **Net unrealized gains (losses) on securities** | **(66,445)** | 19,363 | 14,553 |
| Amortization of pension loss | **107** | 719 | — |
| Net gain (loss) arising during period | **(26,544)** | 10,481 | — |
| Tax (expense) benefit on change in pension loss | **10,046** | (4,256) | — |
| **Change in pension loss** | **(16,391)** | 6,944 | — |
| **Other comprehensive income (loss)** | **$ (82,836)** | $ 26,307 | $14,553 |

The end of period components of accumulated other comprehensive income (loss) are shown in the table below.

| *(In thousands)* | Unrealized Gains (Losses) on Securities | Pension Loss | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|
| Balance at December 31, 2006 | $ 10,670 | $ (10,870) | $ (200) |
| Current period other comprehensive income | 19,363 | 6,944 | 26,307 |
| Balance at December 31, 2007 | 30,033 | (3,926) | 26,107 |
| Current period other comprehensive loss | (66,445) | (16,391) | (82,836) |
| **Balance at December 31, 2008** | **$(36,412)** | **$(20,317)** | **$(56,729)** |

## 13. Segments

The Company segregates financial information for use in assessing its performance and allocating resources among three operating segments. The Consumer segment includes the retail branch network, consumer finance, bankcard, student loans and discount brokerage services. The Commercial segment provides corporate lending, leasing, and international services, as well as business, government deposit and cash management services. The Money Management segment provides traditional trust and estate tax planning services, and advisory and discretionary investment management services. The Money Management segment also includes the Capital Markets Group, which sells fixed-income securities and provides investment safekeeping and bond accounting services.

The Company's business line reporting system derives segment information from the internal profitability reporting system used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies, which have been developed to reflect the underlying economics of the businesses. The policies address the methodologies applied in connection with funds transfer pricing and assignment of overhead costs among segments. Funds transfer pricing was used in the determination of net interest income by assigning a standard cost (credit) for funds used (provided) by assets and liabilities based on their maturity, prepayment and/or repricing characteristics. Income and expense that directly relate to segment operations are recorded in the segment when incurred. Expenses that indirectly support the segments are allocated based on the most appropriate method available.

The Company's reportable segments are strategic lines of business that offer different products and services. They are managed separately because each line services a specific customer need, requiring different performance measurement analyses and marketing strategies. The performance measurement of the segments is based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. The information is also not necessarily indicative of the segments' financial condition and results of operations if they were independent entities.

The following tables present selected financial information by segment and reconciliations of combined segment totals to consolidated totals. There were no material intersegment revenues between the three segments. Management periodically makes changes to methods of assigning costs and income to its business segments to better reflect operating results. Beginning in 2008, modifications were made to the funds transfer pricing process which eliminated allocations to net interest income for capital. This change was also reflected in the prior year information presented below.

## Segment Income Statement Data

| *(In thousands)* | Consumer | Commercial | Money Management | Segment Totals | Other/ Elimination | Consolidated Totals |
|---|---|---|---|---|---|---|
| **Year ended December 31, 2008:** | | | | | | |
| Net interest income | **$ 351,387** | **$ 208,348** | **$ 8,192** | **$ 567,927** | **$ 24,812** | **$ 592,739** |
| Provision for loan losses | **(57,044)** | **(13,389)** | **—** | **(70,433)** | **(38,467)** | **(108,900)** |
| Non-interest income | **166,968** | **97,038** | **100,381** | **364,387** | **11,325** | **375,712** |
| Investment securities gains, net | **—** | **—** | **—** | **—** | **30,294** | **30,294** |
| Non-interest expense | **(322,978)** | **(169,834)** | **(103,632)** | **(596,444)** | **(19,669)** | **(616,113)** |
| Income (loss) before income taxes | **$ 138,333** | **$ 122,163** | **$ 4,941** | **$ 265,437** | **$ 8,295** | **$ 273,732** |
| Year ended December 31, 2007: | | | | | | |
| Net interest income | $ 344,640 | $ 191,248 | $ 8,468 | $ 544,356 | $ (6,284) | $ 538,072 |
| Provision for loan losses | (34,787) | (8,026) | — | (42,813) | 81 | (42,732) |
| Non-interest income | 186,792 | 85,151 | 92,628 | 364,571 | 7,010 | 371,581 |
| Investment securities gains, net | — | — | — | — | 8,234 | 8,234 |
| Non-interest expense | (305,718) | (158,017) | (65,722) | (529,457) | (45,301) | (574,758) |
| Income (loss) before income taxes | $ 190,927 | $ 110,356 | $ 35,374 | $ 336,657 | $(36,260) | $ 300,397 |
| Year ended December 31, 2006: | | | | | | |
| Net interest income | $ 330,935 | $ 184,245 | $ 8,019 | $ 523,199 | $(10,000) | $ 513,199 |
| Provision for loan losses | (26,338) | 295 | — | (26,043) | 394 | (25,649) |
| Non-interest income | 179,401 | 79,427 | 85,235 | 344,063 | 8,523 | 352,586 |
| Investment securities gains, net | 2,839 | — | — | 2,839 | 6,196 | 9,035 |
| Non-interest expense | (286,011) | (143,970) | (60,388) | (490,369) | (35,056) | (525,425) |
| Income (loss) before income taxes | $ 200,826 | $ 119,997 | $ 32,866 | $ 353,689 | $(29,943) | $ 323,746 |

The segment activity, as shown above, includes both direct and allocated items. Amounts in the "Other/ Elimination" column include activity not related to the segments, such as that relating to administrative functions, the investment securities portfolio, and the effect of certain expense allocations to the segments. The provision for loan losses in this category contains the difference between loan charge-offs and recoveries assigned directly to the segments and the recorded provision for loan loss expense. Included in this category's net interest income are earnings of the investment portfolio, which are not allocated to a segment. Investment securities gains and non-interest expense for this category include stock redemption gains and litigation accrual adjustments related to the Bank's membership in Visa.

## Segment Balance Sheet Data

| *(In thousands)* | Consumer | Commercial | Money Management | Segment Totals | Other/ Elimination | Consolidated Totals |
|---|---|---|---|---|---|---|
| Average balances for 2008: | | | | | | |
| Assets | **$4,903,522** | **$6,654,470** | **$ 39,192** | **$11,597,184** | **$4,857,149** | **$16,454,333** |
| Loans, including held for sale | **4,724,195** | **6,534,952** | **41** | **11,259,188** | **24,111** | **11,283,299** |
| Goodwill and other intangible assets | **82,800** | **61,314** | **746** | **144,860** | **—** | **144,860** |
| Deposits | **8,902,914** | **2,593,381** | **706,620** | **12,202,915** | **46,895** | **12,249,810** |
| Average balances for 2007: | | | | | | |
| Assets | $4,583,094 | $6,158,345 | $384,245 | $11,125,684 | $4,354,643 | $15,480,327 |
| Loans, including held for sale | 4,419,726 | 6,042,112 | 43 | 10,461,881 | 49,351 | 10,511,232 |
| Goodwill and other intangible assets | 80,043 | 54,655 | 746 | 135,444 | — | 135,444 |
| Deposits | 8,855,082 | 2,412,133 | 493,273 | 11,760,488 | 117,527 | 11,878,015 |

The above segment balances include only those items directly associated with the segment. The "Other/ Elimination" column includes unallocated bank balances not associated with a segment (such as investment securities and federal funds sold), balances relating to certain other administrative and corporate functions, and eliminations between segment and non-segment balances. This column also includes the resulting effect of allocating such items as float, deposit reserve and capital for the purpose of computing the cost or credit for funds used/provided.

The Company uses a funds transfer pricing method to value funds used (e.g., loans, fixed assets, cash, etc.) and funds provided (deposits, borrowings, and equity) by the business segments and their components. This process assigns a specific value to each new source or use of funds with a maturity, based on current LIBOR interest rates, thus determining an interest spread at the time of the transaction. Non-maturity assets and liabilities are assigned to LIBOR based funding pools. This provides an accurate means of valuing fund sources and uses in a varying interest rate environment.

### 14. Common Stock

On December 1, 2008, the Company distributed a 5% stock dividend on its $5 par common stock for the fifthteenth consecutive year. All per share data in this report has been restated to reflect the stock dividend.

Basic income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted income per share gives effect to all dilutive potential common shares that were outstanding during the year. The calculations of basic and diluted income per share, which have been restated for all stock dividends, are as follows:

| *(In thousands, except per share data)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Basic earnings per share:** | | | |
| Net income available to common shareholders | **$188,655** | $206,660 | $219,842 |
| Weighted average basic common shares outstanding | **75,423** | 75,978 | 77,370 |
| Basic earnings per share | **$ 2.50** | $ 2.72 | $ 2.84 |
| **Diluted earnings per share:** | | | |
| Net income available to common shareholders | **$188,655** | $206,660 | $219,842 |
| Weighted average common shares outstanding | **75,423** | 75,978 | 77,370 |
| Net effect of nonvested stock and the assumed exercise of stock-based awards – based on the treasury stock method using the average market price for the respective periods | **713** | 870 | 1,042 |
| Weighted average diluted common shares outstanding | **76,136** | 76,848 | 78,412 |
| Diluted earnings per share | **$ 2.48** | $ 2.69 | $ 2.80 |

The table below shows activity in the outstanding shares of the Company's common stock during 2008. Shares in the table below are presented on an historical basis and have not been restated for the 5% stock dividend in 2008.

| *(In thousands)* | |
|---|---|
| Shares outstanding at January 1, 2008 | 71,796 |
| Issuance of stock: | |
| Sales and awards under employee and director plans | 620 |
| 5% stock dividend | 3,607 |
| Purchases of treasury stock | (231) |
| Other | (1) |
| **Shares outstanding at December 31, 2008** | **75,791** |

The Company maintains a treasury stock buyback program authorized by its Board of Directors. At December 31, 2008, 2,877,552 shares were available for purchase under the current Board authorization.

## 15. Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and additional discretionary actions by regulators that could have a direct material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Tier I capital to total average assets (leverage ratio), and minimum ratios of Tier I and Total capital to risk-weighted assets (as defined). To meet minimum, adequately capitalized regulatory requirements, an institution must maintain a Tier I capital ratio of 4.00%, a Total capital ratio of 8.00% and a leverage ratio of 4.00%. The minimum required ratios for well-capitalized banks (under prompt corrective action provisions) are 6.00% for Tier I capital, 10.00% for Total capital and 5.00% for the leverage ratio.

The following tables show the capital amounts and ratios for the Company (on a consolidated basis) and the Bank, together with the minimum and well-capitalized capital requirements, at the last two year ends. As mentioned previously, in the fourth quarter of 2008 the Company merged its Kansas and Omaha banking subsidiaries into its Missouri bank, resulting in one remaining banking subsidiary.

| | Actual | | Minimum Capital Requirement | | Well-Capitalized Capital Requirement | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **December 31, 2008:** | | | | | | |
| **Total Capital (to risk-weighted assets):** | | | | | | |
| Commerce Bancshares, Inc. (consolidated) | $1,702,916 | 12.31% | $1,106,733 | 8.00% | N.A. | N.A. |
| Commerce Bank, N.A. | 1,540,064 | 11.21 | 1,099,425 | 8.00 | $1,374,281 | 10.00% |
| **Tier I Capital (to risk-weighted assets):** | | | | | | |
| Commerce Bancshares, Inc. (consolidated) | $1,510,959 | 10.92% | $ 553,366 | 4.00% | N.A. | N.A. |
| Commerce Bank, N.A. | 1,368,254 | 9.96 | 549,712 | 4.00 | $ 824,569 | 6.00% |
| **Tier I Capital (to adjusted quarterly average assets): (Leverage Ratio)** | | | | | | |
| Commerce Bancshares, Inc. (consolidated) | $1,510,959 | 9.06% | $ 666,841 | 4.00% | N.A. | N.A. |
| Commerce Bank, N.A. | 1,368,254 | 8.24 | 664,022 | 4.00 | 830,027 | 5.00 |

| | Actual | | Minimum Capital Requirement | | Well-Capitalized Capital Requirement | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| December 31, 2007: | | | | | | |
| **Total Capital (to risk-weighted assets):** | | | | | | |
| Commerce Bancshares, Inc. (consolidated) | $1,532,189 | 11.49% | $1,066,477 | 8.00% | N.A. | N.A. |
| Commerce Bank, N.A. (Missouri) | 1,270,953 | 10.29 | 987,925 | 8.00 | $1,234,906 | 10.00% |
| Commerce Bank, N.A. (Kansas) | 96,878 | 12.15 | 63,770 | 8.00 | 79,712 | 10.00 |
| **Tier I Capital (to risk-weighted assets):** | | | | | | |
| Commerce Bancshares, Inc. (consolidated) | $1,375,035 | 10.31% | $ 533,239 | 4.00% | N.A. | N.A. |
| Commerce Bank, N.A. (Missouri) | 1,146,752 | 9.29 | 493,963 | 4.00 | $ 740,944 | 6.00% |
| Commerce Bank, N.A. (Kansas) | 86,912 | 10.90 | 31,885 | 4.00 | 47,827 | 6.00 |
| **Tier I Capital (to adjusted quarterly average assets): (Leverage Ratio)** | | | | | | |
| Commerce Bancshares, Inc. (consolidated) | $1,375,035 | 8.76% | $ 627,858 | 4.00% | N.A. | N.A. |
| Commerce Bank, N.A. (Missouri) | 1,146,752 | 7.96 | 576,509 | 4.00 | $ 720,637 | 5.00% |
| Commerce Bank, N.A. (Kansas) | 86,912 | 6.98 | 49,771 | 4.00 | 62,214 | 5.00 |

At December 31, 2008, the Company met all capital requirements to which it is subject, and the Bank's capital position exceeded the regulatory definition of well-capitalized.

## 16. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain financial and nonfinancial assets and liabilities and to determine fair value disclosures. Various financial instruments such as available for sale and trading securities, certain non-marketable securities relating to venture capital/private equity activities, and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets and liabilities on a nonrecurring basis, such as loans held for sale, mortgage servicing rights and certain other investment securities. These nonrecurring fair value adjustments typically involve lower of cost or market accounting, or write-downs of individual assets.

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with SFAS No. 157. SFAS No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Company's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive an estimated fair value measurement.

The following disclosures exclude certain nonfinancial assets and liabilities which are deferred under the provisions of FASB Staff Position 157-2. These include foreclosed real estate, long-lived assets, goodwill, and core deposit premium, which are written down to fair value upon impairment. The FASB's deferral is intended to allow additional time to consider the effect of various implementation issues relating to these nonfinancial instruments, and defers disclosures under SFAS No. 157 until fiscal periods beginning after December 31, 2008.

### Valuation methods for instruments measured at fair value on a recurring basis

Following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

*Available for sale investment securities*

Available for sale securities are accounted for in accordance with SFAS 115, with changes in fair value recorded in other comprehensive income. This portfolio comprises the majority of the assets which the Company records at fair value. Most of the portfolio, which includes federal agencies, mortgage-backed and asset-backed securities, are priced utilizing industry-standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Municipal and corporate securities are valued using a type of matrix, or grid, pricing in which securities are benchmarked against the treasury rate based on credit rating. These model and matrix measurements are classified as Level 2 in the fair value hierarchy. Where quoted prices are available in an active market, the measurements are classified as Level 1. Most of the Level 1 measurements apply to exchange-traded equities.

At December 31, 2008, the Company held certain auction rate securities (ARS) in its available for sale portfolio, totaling $168.0 million. Nearly all of these securities were purchased from customers during the third quarter of 2008. The auction process by which the ARS are normally priced has failed since the first quarter of 2008, and the fair value of these securities cannot be based on observable market prices due to the illiquidity in the market. The fair values of the ARS are currently estimated using a discounted cash flows analysis. The analysis compares the present value of cash flows based on mandatory rates paid under failing auctions with the present value of estimated cash flows for similar securities, after adjustment for liquidity premium and nonperformance risk. The cash flows were projected over an estimated market recovery period, or in some cases, a shorter period if refinancing by specific issuers is expected. The discount rate was based on the published Treasury rate for the period commensurate with the estimated holding period. In developing the inputs, discussions were held with traders, both internal and external to the Company, who are familiar with the ARS markets. Because many of the inputs significant to the measurement are not observable, these measurements are classified as Level 3 measurements.

*Trading securities*

The majority of the securities in the Company's trading portfolio are priced by averaging several broker quotes for identical instruments, and are classified as Level 2 measurements. During the first half of 2008, this portfolio also included certain auction rate securities, whose fair value measurement was classified as Level 3 and estimated in the manner described above. In the third quarter of 2008 these securities were transferred to the available for sale portfolio, as their decline in marketability made the likelihood of selling these in the near term more remote. The securities were transferred at their fair value, which was estimated to be $7.7 million on the transfer date. Prior to their transfer a loss in fair value, totaling $695 thousand, was recorded in current earnings.

*Venture capital/private equity securities*

These securities are held by the Company's venture capital subsidiaries and are included in non-marketable investment securities in the consolidated balance sheets. Valuation of these nonpublic investments requires significant management judgment due to the absence of quoted market prices. Each quarter, valuations are performed utilizing available market data and other factors. Market data includes published trading multiples for venture investments of similar size. The multiples are considered in conjunction with current operating performance, future expectations, financing and sales transactions, and other investment-specific issues. The Company applies its valuation methodology consistently from period to period, and believes that its methodology is similar to that used by other market participants. These fair value measurements are classified as Level 3.

*Derivatives*

The Company's derivative instruments include interest rate swaps, foreign exchange forward contracts, commitments and sales contracts related to personal mortgage loan origination activity, and certain credit risk guarantee agreements. When appropriate, the impact of credit standing as well as any potential credit enhancements, such as collateral, has been considered in the fair value measurement.

- Valuations for interest rate swaps are derived from proprietary models whose significant inputs are readily observable market parameters, primarily yield curves. The results of the models are constantly validated through comparison to active trading in the marketplace. These fair value measurements are classified as Level 2.
- Fair value measurements for foreign exchange contracts are derived from a model whose primary inputs are quotations from global market makers, and are classified as Level 2.
- The fair values of mortgage loan commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market. However, these prices are adjusted by a factor which considers the likelihood that a commitment will ultimately result in a closed loan. This estimate is based on the Company's historical data and its judgment about future economic

trends. Based on the unobservable nature of this adjustment, these measurements are classified as Level 3.

- The Company's contracts related to credit risk guarantees, as discussed in Note 18, are valued under an internally developed methodology which uses significant unobservable inputs and assumptions about the creditworthiness of the counterparty to the guaranteed interest rate swap contract. Consequently, these measurements are classified as Level 3.

*Assets held in trust*

Assets held in an outside trust for the Company's deferred compensation plan consist of investments in mutual funds. The fair value measurements are based on quoted prices in active markets and classified as Level 1. The Company has recorded an asset representing the total investment amount. The Company has also recorded a corresponding nonfinancial liability, representing the Company's liability to the plan participants.

The table below presents the December 31, 2008 carrying values of assets and liabilities measured at fair value on a recurring basis.

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| *(In thousands)* | 12/31/08 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **Assets:** | | | | |
| Available for sale securities | $3,630,753 | $26,808 | $3,435,949 | $167,996 |
| Trading securities | 9,463 | — | 9,463 | — |
| Venture capital investments | 49,494 | — | — | 49,494 |
| Derivatives | 25,835 | — | 25,499 | 336 |
| Assets held in trust | 2,316 | 2,316 | — | — |
| **Total assets** | 3,717,861 | 29,124 | 3,470,911 | 217,826 |
| **Liabilities:** | | | | |
| Derivatives | 27,075 | — | 26,803 | 272 |
| **Total liabilities** | $ 27,075 | $ — | $ 26,803 | $ 272 |

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | | |
|---|---|---|---|---|---|
| *(In thousands)* | Available for Sale Securities | Trading Securities | Venture Capital Investments | Derivatives | Total |
| **For the year ended December 31, 2008:** | | | | | |
| Balance at January 1, 2008 | $ — | $ — | $37,603 | $(175) | $ 37,428 |
| Total gains or losses (realized/unrealized): | | | | | |
| Included in earnings | — | (695) | 3,093 | 145 | 2,543 |
| Included in other comprehensive income | (3,408) | — | — | — | (3,408) |
| Purchases, issuances, and settlements, net | 163,684 | — | 8,798 | 94 | 172,576 |
| Transfer from trading to available for sale | 7,720 | (7,720) | — | — | — |
| Transfers in and/or out of Level 3 | — | 8,415 | — | — | 8,415 |
| Balance at December 31, 2008 | $167,996 | $ — | $49,494 | $ 64 | $217,554 |
| Total gains or losses for the annual period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2008 | $ (695) | $ — | $ 3,093 | $ 144 | $ 2,542 |

Gains and losses on the Level 3 assets and liabilities in the table above are reported in the following income categories:

| *(In thousands)* | Interest on Investment Securities | Trading Account Profits and Commissions | Loan Fees and Sales | Other Non-Interest Income | Investment Securities Gains, Net | Total |
|---|---|---|---|---|---|---|
| **For the year ended December 31, 2008:** | | | | | | |
| Total gains or losses included in earnings | $(99) | $(695) | $126 | $19 | $3,192 | $2,543 |
| Change in unrealized gains or losses relating to assets still held at December 31, 2008 | $(99) | $(695) | $125 | $19 | $3,192 | $2,542 |

**Valuation methods for instruments measured at fair value on a nonrecurring basis**

Following is a description of the Company's valuation methodologies used for other financial instruments measured at fair value on a nonrecurring basis.

*Collateral dependent impaired loans*

While the overall loan portfolio is not carried at fair value, adjustments are recorded on certain loans to reflect partial write-downs that are based on the value of the underlying collateral. In determining the value of real estate collateral, the Company relies on external appraisals and assessment of property values by its internal staff. In the case of non-real estate collateral, reliance is placed on a variety of sources, including external estimates of value and judgments based on the experience and expertise of internal specialists. Because many of these inputs are not observable, the measurements are classified as Level 3. The carrying

value of these impaired loans was $72.9 million at December 31, 2008, and charge-offs of $9.6 million related to these loans were recorded during 2008.

*Loans held for sale*

Loans held for sale are carried at the lower of cost or market value. The portfolio consists primarily of student loans, and to a lesser extent, residential real estate loans. The Company's student loans are contracted for sale with various secondary market institutions. Beginning early in the second quarter of 2008, the secondary market for student loans was disrupted by liquidity concerns. Consequently, several investors are currently unable to consistently purchase loans under existing contractual terms. Loans under contract to these investors, in addition to other investors whose future liquidity is of concern, were identified for evaluation. Such loans amounted to $206.1 million at December 31, 2008. They were evaluated using a fair value measurement method based on a discounted cash flows analysis, which was classified as Level 3. Impairment losses of $9.4 million were recorded for the year ended December 31, 2008. The measurement of fair value for the remaining student loans is based on the specific prices mandated in the underlying sale contracts, the estimated exit price, and is classified as Level 2. Fair value measurements on mortgage loans held for sale are based on quoted market prices for similar loans in the secondary market and are classified as Level 2.

*Private equity investments and restricted stock*

These assets are included in non-marketable investment securities in the consolidated balance sheets. They include private equity investments held by the Parent company which are carried at cost, reduced by other-than-temporary impairment. These investments are periodically evaluated for impairment based on their estimated fair value. The valuation methodology is described above under the recurring measurements for "Venture capital/private equity securities". Also included is stock issued by the Federal Reserve and Federal Home Loan Bank which is held by the Bank as required for regulatory purposes. There are generally restrictions on the sale and/or liquidation of these investments, and they are carried at cost. Fair value measurements for these securities are classified as Level 3.

*Mortgage servicing rights*

The Company initially measures its mortgage servicing rights at fair value, and amortizes them over the period of estimated net servicing income. They are periodically assessed for impairment based on fair value at the reporting date. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the fair value is estimated based on a valuation model which calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, market discount rates, cost to service, float earnings rates, and other ancillary income, including late fees. The fair value measurements are classified as Level 3.

The table below presents the carrying values at December 31, 2008 and impairment losses recognized in 2008 for assets measured at fair value on a nonrecurring basis.

| | | Fair Value Measurements Using | | | |
|---|---|---|---|---|---|
| *(In thousands)* | 12/31/08 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Gains (Losses) |
| Loans | $ 72,896 | $ — | $ — | $ 72,896 | $(9,563) |
| Loans held for sale | 196,684 | — | — | 196,684 | (9,398) |
| Private equity investments | 5,247 | — | — | 5,247 | (300) |
| Mortgage servicing rights | 794 | — | — | 794 | (150) |

## 17. Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments held by the Company, in addition to a discussion of the methods used and assumptions made in computing those estimates, are set forth below.

*Loans*

Fair values are estimated for various groups of loans segregated by 1) type of loan, 2) fixed/adjustable interest terms and 3) performing/non-performing status. The fair value of performing loans is calculated by discounting all simulated cash flows. Cash flows include all principal and interest to be received, taking embedded optionality such as the customer's right to prepay into account. Discount rates are computed for each loan category using implied forward market rates adjusted to recognize each loan's approximate credit risk. Fair value of impaired loans approximates their carrying value because such loans are recorded at the appraised or estimated recoverable value of the collateral or the underlying cash flow.

*Investment Securities*

A detailed description of the fair value measurement of the debt and equity instruments in the available for sale and trading sections of the investment security portfolio is provided in the preceding note on Fair Value Measurements. In general, these fair values are based on prices obtained from stock exchanges, pricing models, or bid quotations received from securities dealers.

A schedule of investment securities by category and maturity is provided in Note 4 on Investment Securities. Fair value estimates are based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership, possible tax ramifications or estimated transaction costs.

*Federal Funds Sold and Securities Purchased under Agreements to Resell, Interest Earning Deposits with Banks, and Cash and Due from Banks*

The carrying amounts of federal funds sold and securities purchased under agreements to resell, interest earning deposits with banks, and cash and due from banks approximate fair value. Federal funds sold and securities purchased under agreements to resell generally mature in 90 days or less.

*Accrued Interest Receivable / Payable*

The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values because of the relatively short time period between the accrual period and the expected receipt or payment due date.

*Derivative Instruments*

A detailed description of the fair value measurement of derivative instruments is provided in the preceding note on Fair Value Measurements. Fair values are generally estimated using observable market prices or pricing models.

*Deposits*

The fair value of deposits with no stated maturity is equal to the amount payable on demand. Such deposits include savings and interest and non-interest bearing demand deposits. These fair value estimates do not recognize any benefit the Company receives as a result of being able to administer, or control, the pricing of these accounts. The fair value of certificates of deposit is based on the discounted value of cash flows, taking early withdrawal optionality into account. Discount rates are based on the Company's approximate cost of obtaining similar maturity funding in the market.

*Borrowings*

The fair value of short-term borrowings such as federal funds purchased, securities sold under agreements to repurchase, and borrowings under the TAF, which mature or reprice within 90 days, approximates their carrying value. The fair value of long-term debt is estimated by discounting contractual maturities using an estimate of the current market rate for similar instruments.

The estimated fair values of the Company's financial instruments are as follows:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| *(In thousands)* | **Carrying Amount** | **Estimated Fair Value** | Carrying Amount | Estimated Fair Value |
| **Financial Assets** | | | | |
| Loans, including held for sale | **$11,644,544** | **$12,052,924** | $10,841,264 | $11,050,499 |
| Available for sale investment securities | **3,630,753** | **3,630,753** | 3,165,020 | 3,165,020 |
| Trading securities | **9,463** | **9,463** | 26,478 | 26,478 |
| Non-marketable securities | **139,900** | **139,900** | 105,517 | 105,517 |
| Federal funds sold and securities purchased under agreements to resell | **169,475** | **169,475** | 655,165 | 655,165 |
| Accrued interest receivable | **77,496** | **77,496** | 72,541 | 72,541 |
| Derivative instruments | **25,835** | **25,835** | 4,923 | 4,923 |
| Cash and due from banks | **491,723** | **491,723** | 673,081 | 673,081 |
| Interest earning deposits with banks | **638,158** | **638,158** | — | — |
| **Financial Liabilities** | | | | |
| Non-interest bearing demand deposits | **$ 1,375,000** | **$ 1,375,000** | $ 1,413,849 | $ 1,413,849 |
| Savings, interest checking and money market deposits | **7,610,306** | **7,610,306** | 7,155,366 | 7,155,366 |
| Time open and C.D.'s | **3,909,427** | **3,971,227** | 3,982,337 | 4,045,203 |
| Federal funds purchased and securities sold under agreements to repurchase | **1,026,537** | **1,020,539** | 1,239,219 | 1,230,282 |
| Other borrowings | **1,747,781** | **1,799,814** | 583,639 | 602,325 |
| Accrued interest payable | **40,168** | **40,168** | 69,088 | 69,088 |
| Derivative instruments | **27,075** | **27,075** | 6,709 | 6,709 |

*Off-Balance Sheet Financial Instruments*

The fair value of letters of credit and commitments to extend credit is based on the fees currently charged to enter into similar agreements. The aggregate of these fees is not material. These instruments are also referenced in Note 19 on Commitments, Contingencies and Guarantees.

*Limitations*

Fair value estimates are made at a specific point in time based on relevant market information. They do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for many of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, risk characteristics and economic conditions. These estimates are subjective, involve uncertainties and cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

## 18. Derivative Instruments

One of the Company's primary risks associated with its lending activity is interest rate risk. Interest rates contain an ever-present volatility, as they are affected by the market's perception of the economy's health at any one point in time, as well as by specific actions of the Federal Reserve. These fluctuations can either compress or enhance fixed rate interest margins depending on the liability structure of the funding organization. Over the longer term, rising interest rates may have a negative effect on interest margins as

funding sources become more expensive relative to any fixed rate loans that do not re-price as quickly with the change in interest rates. However, in order to maintain its competitive advantage, in certain circumstances the Company offers fixed rate commercial financing whose term extends beyond its traditional three to five year parameter. This exposes the Company to the risk that the fair value of the fixed rate loan may fall if market interest rates increase. To reduce this exposure for certain specified loans, the Company may enter into interest rate swaps, paying interest based on a fixed rate in exchange for interest based on a variable rate. At December 31, 2008, the Company had two swaps, with a notional amount totaling $12.2 million, which have been designated as fair value hedges. The amount of hedge ineffectiveness on these swaps is recorded in interest income in the accompanying consolidated income statements. The Company also sells swaps to its borrowers to accommodate their interest rate risk profiles, and enters into identical dealer swaps with offsetting pay/receive terms. The notional amount of these types of swaps at December 31, 2008 was $479.9 million. The changes in the fair values of these swaps were recorded in other non-interest income.

The Company's mortgage banking operation makes commitments to extend fixed rate loans secured by 1-4 family residential properties, which are considered to be derivative instruments. These commitments are recognized on the balance sheet at fair value from their inception through their expiration or funding, and have an average term of 60 to 90 days. The Company's general practice is to sell such loans in the secondary market. The Company obtains forward sale contracts with investors in the secondary market in order to manage these risk positions. Most of the contracts are matched to a specific loan on a "best efforts" basis, in which the Company is obligated to deliver the loan only if the loan closes. The sale contracts are also accounted for as derivatives. Hedge accounting has not been applied to these activities. The unrealized gains and losses resulting from recording both the loan commitments and the sale contracts at fair value were included in loan fees and sales in the Company's consolidated income statements.

The Company's foreign exchange activity involves the purchase and sale of forward foreign exchange contracts, which are commitments to purchase or deliver a specified amount of foreign currency at a specific future date. This activity enables customers involved in international business to hedge their exposure to foreign currency exchange rate fluctuations. The Company minimizes its related exposure arising from these customer transactions with offsetting contracts for the same currency and time frame. In addition, the Company uses foreign exchange contracts, to a limited extent, for trading purposes, including taking proprietary positions. Risk arises from changes in the currency exchange rate and from the potential for counterparty nonperformance. These risks are controlled by adherence to a foreign exchange trading policy which contains control limits on currency amounts, open positions, maturities and losses, and procedures for approvals, record-keeping, monitoring and reporting. Hedge accounting has not been applied to these foreign exchange activities. The changes in fair value of the foreign exchange derivative instruments were recorded in other non-interest income.

The Company also contracts with other financial institutions, as a guarantor or beneficiary, to share credit risk associated with certain interest rate swaps. The notional amount of the underlying swaps was $47.7 million at December 31, 2008. The Company's risks and responsibilities as guarantor are further discussed in Note 19 on Commitments, Contingencies and Guarantees.

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". This Statement modified the accounting for initial recognition of fair value for certain interest rate swap contracts held by the Company. Former accounting guidance precluded immediate recognition in earnings of an unrealized gain or loss, measured as the difference between the transaction price and fair value of these instruments at initial recognition. This former guidance was nullified by SFAS No. 157, which allows for the immediate recognition of a gain or loss under certain circumstances. In accordance with the new recognition requirements, the Company increased equity by $903 thousand on January 1, 2008 to reflect the swaps at fair value as defined by SFAS No. 157.

At December 31, 2008, the total notional amount of derivatives held by the Company amounted to $600.2 million. Derivatives with positive fair values of $25.8 million were recorded in other assets and derivatives with negative fair values of $27.1 million were recorded as other liabilities at December 31, 2008. Changes in the fair values of the derivative instruments and hedged loans, as shown in the table below, were recognized in current earnings. In 2008, net gains relating to changes in the fair values of interest rate swaps increased compared to previous years. This increase occurred largely because of the new accounting guidance mentioned above, in which any difference between the transaction price and fair value was recognized at the inception of the contract.

| *(In thousands)* **Unrealized gain (loss) resulting from change in fair value** | **2008** | 2007 | 2006 |
|---|---|---|---|
| Swaps/hedged loans | **$1,512** | $263 | $130 |
| Credit risk participation agreements | **19** | 14 | — |
| Mortgage loan commitments | **184** | 49 | (53) |
| Mortgage loan sale contracts | **(58)** | (54) | 56 |
| Foreign exchange contracts | **35** | (53) | (73) |
| **Total** | **$1,692** | $219 | $ 60 |

## 19. Commitments, Contingencies and Guarantees

The Company leases certain premises and equipment, all of which were classified as operating leases. The rent expense under such arrangements amounted to $6.1 million, $5.9 million and $5.5 million in 2008, 2007 and 2006, respectively. A summary of minimum lease commitments follows:

| *(In thousands)* | Type of Property | | |
|---|---|---|---|
| Year Ended December 31 | Real Property | Equipment | Total |
| 2009 | $ 5,075 | $785 | $ 5,860 |
| 2010 | 4,159 | 473 | 4,632 |
| 2011 | 3,379 | 225 | 3,604 |
| 2012 | 2,751 | 46 | 2,797 |
| 2013 | 2,553 | — | 2,553 |
| After | 23,008 | — | 23,008 |
| Total minimum lease payments | | | $42,454 |

All leases expire prior to 2055. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, the future minimum lease commitments are not expected to be less than the amounts shown for 2009.

The Company engages in various transactions and commitments with off-balance sheet risk in the normal course of business to meet customer financing needs. The Company uses the same credit policies in making the commitments and conditional obligations described below as it does for on-balance sheet instruments. The following table summarizes these commitments at December 31:

| *(In thousands)* | **2008** | 2007 |
|---|---|---|
| Commitments to extend credit: | | |
| Credit card | **$3,613,374** | $3,807,846 |
| Other | **4,251,532** | 4,185,352 |
| Standby letters of credit, net of participations | **417,969** | 441,389 |
| Commercial letters of credit | **24,245** | 27,669 |

Commitments to extend credit are legally binding agreements to lend to a borrower providing there are no violations of any conditions established in the contract. As many of the commitments are expected to

expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. Refer to Note 3 on Loans and Allowance for Loan Losses for further discussion.

Commercial letters of credit act as a means of ensuring payment to a seller upon shipment of goods to a buyer. The majority of commercial letters of credit issued are used to settle payments in international trade. Typically, letters of credit require presentation of documents which describe the commercial transaction, evidence shipment, and transfer title.

The Company, as a provider of financial services, routinely issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the payment or performance obligation of a customer to a third party. While these represent a potential outlay by the Company, a significant amount of the commitments may expire without being drawn upon. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. The letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by the Company. Most of the standby letters of credit are secured and in the event of nonperformance by the customers, the Company has rights to the underlying collateral, which could include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities.

At December 31, 2008, the Company had recorded a liability in the amount of $3.6 million, representing the carrying value of the guarantee obligations associated with the standby letters of credit. This amount will be amortized into income over the life of the commitment. The contract amount of these letters of credit, which represents the maximum potential future payments guaranteed by the Company, was $418.0 million at December 31, 2008.

The Company periodically purchases various state tax credits arising from third-party property redevelopment. Most of the tax credits are resold to third parties, although some may be retained for use by the Company. During 2008, purchases and sales of tax credits amounted to $41.6 million and $43.3 million, respectively. At December 31, 2008, the Company had outstanding purchase commitments totaling $135.2 million. The commitments are expected to be funded in 2009 through 2012.

The Company periodically enters into risk participation agreements (RPAs) as a guarantor to other financial institutions, in order to mitigate those institutions' credit risk associated with interest rate swaps with third parties. The RPA stipulates that, in the event of default by the third party on the interest rate swap, the Company will reimburse a portion of the loss borne by the financial institution. These interest rate swaps are normally collateralized (generally with real property, inventories and equipment) by the third party, which limits the credit risk associated with the Company's RPAs. The third parties usually have other borrowing relationships with the Company. The Company monitors overall borrower collateral, and at December 31, 2008, believes sufficient collateral is available to cover potential swap losses. The Company receives a fee from the institution at the inception of the contract, which is recorded as a liability representing the fair value of the RPA. Any future changes in fair value, including those due to a change in the third party's creditworthiness, are recorded in current earnings. The terms of the RPAs, which correspond to the terms of the underlying swaps, range from 5 to 10 years. At December 31, 2008, the liability recorded for guarantor RPAs was $178 thousand, and the notional amount of the underlying swaps was $30.4 million.

The Company guarantees payments to holders of certain trust preferred securities issued by two wholly owned grantor trusts as discussed in Note 8 on Borrowings. Preferred securities issued by Breckenridge Capital Trust I, amounting to $4.0 million, are due in 2030 and may be redeemed beginning in 2010. Securities issued by West Pointe Statutory Trust I, amounting to $10.0 million, are due in 2034 and may be redeemed beginning in 2009. The maximum potential future payments guaranteed by the Company, which includes future interest and principal payments through maturity, was estimated to be approximately $34.3 million at December 31, 2008. At December 31, 2008, the Company had a recorded liability of $14.2 million in principal and accrued interest to date, representing amounts owed to the security holders.

At December 31, 2008, the Company had recorded a liability of $11.3 million representing its obligation to share certain estimated litigation costs of Visa, Inc. (Visa). This obligation resulted from revisions in October 2007 to Visa's by-laws affecting all member banks, as part of an overall reorganization in which the

member banks indemnified Visa on certain covered litigation. The covered litigation related mainly to American Express and Discover suits, which are now settled, and other interchange litigation, which has not yet been settled. As part of the reorganization, Visa held an initial public offering in March 2008. An escrow account was established in conjunction with the offering, and is being used to fund actual litigation settlements as they occur. The escrow account was funded initially with proceeds from the offering, and subsequently with contributions by Visa. The Company's indemnification obligation is periodically adjusted to reflect changes in estimates of litigation costs, and is reduced as funding occurs in the escrow account. The Company currently anticipates that its proportional share of eventual escrow funding will more than offset its liability related to the Visa litigation.

In the normal course of business, the Company had certain lawsuits pending at December 31, 2008. In the opinion of management, after consultation with legal counsel, none of these suits will have a significant effect on the financial condition and results of operations of the Company.

## 20. Related Parties

The Company's Chief Executive Officer and its Vice Chairman are directors of Tower Properties Company (Tower) and together with members of their immediate families beneficially own approximately 76% of the outstanding stock of Tower. At December 31, 2008, Tower owned 174,463 shares of Company stock. Tower is primarily engaged in the business of owning, developing, leasing and managing real property. During 2006 and previous years, the Company and its affiliates occupied various facilities in downtown Kansas City which were owned by Tower. At December 31, 2006, all such premises had been sold by Tower or vacated by the Company, with the exception of several surface parking lots which are used by employees of the Company.

Payments from the Company and its affiliates to Tower are summarized below.

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Rent on leased properties | **$ 501** | $ 423 | $ 556 |
| Leasing fees | **19** | 19 | 72 |
| Operation of parking garages | **114** | 104 | 101 |
| Building management fees | **1,525** | 1,638 | 1,621 |
| Property construction management fees | **118** | 269 | 192 |
| Dividends paid on Company stock held by Tower | **166** | 158 | 148 |
| **Total** | **$2,443** | $2,611 | $2,690 |

Tower has a $13.5 million line of credit with the Bank which is subject to normal credit terms and has a variable interest rate. No loans were outstanding during 2008 and 2007 under this line of credit. At December 31, 2005, the loan balance was $2.3 million, which was repaid in 2006. Interest received by the Bank from Tower under the line of credit was $49 thousand in 2006. Fees received for letters of credit collateralized under the line of credit were $218 thousand in 2008, compared to $35 thousand annually in 2007 and 2006. Letters of credit outstanding under the line rose to $6.7 million during 2008, and were $316 thousand at December 31, 2008. From time to time, the Bank extends additional credit to Tower for construction and development projects. No construction loans were outstanding during 2008, 2007 and 2006.

In 2006, the Bank purchased two parking facilities in downtown Kansas City from Tower for $2.4 million. These parking facilities are adjacent to existing Company office buildings and were purchased for future parking expansion. The purchase prices were based upon independent outside appraisals and the transactions were approved by the Company's Board of Directors and independent Audit Committee.

Directors of the Company and their beneficial interests have deposit accounts with the Bank and may be provided with cash management and other banking services, including loans, in the ordinary course of business. Such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

In December 2008, the Company purchased $3.8 million of corporate bonds issued by Enterprise Rent-A-Car Company, whose Chairman and CEO is a director of the Company. The purchased bonds have maturities ranging from 2 to 9 years, and are rated Baa2 by Moody's and BBB by Standard & Poor's. The purchase was made in accordance with the Company's investment guidelines.

## 21. Parent Company Condensed Financial Statements

Following are the condensed financial statements of Commerce Bancshares, Inc. (Parent only) for the periods indicated:

### Condensed Balance Sheets

| *(In thousands)* | December 31 | |
|---|---|---|
| | **2008** | 2007 |
| **Assets** | | |
| Investment in consolidated subsidiaries: | | |
| Banks | **$1,427,170** | $1,381,299 |
| Non-banks | **44,487** | 41,716 |
| Cash | **71** | 96 |
| Securities purchased under agreements to resell | **66,425** | — |
| Investment securities: | | |
| Available for sale | **47,471** | 121,520 |
| Non-marketable | **5,247** | 6,980 |
| Prepaid pension cost | **—** | 18,491 |
| Advances to subsidiaries, net of borrowings | **4,717** | — |
| Other assets | **12,999** | 13,538 |
| **Total assets** | **$1,608,587** | $1,583,640 |
| **Liabilities and stockholders' equity** | | |
| Borrowings from subsidiaries, net of receivables | **$ —** | $ 15,708 |
| Indemnification obligation | **11,332** | 20,951 |
| Pension obligation | **5,578** | — |
| Income taxes payable | **3,403** | 8,559 |
| Other liabilities | **11,642** | 10,736 |
| **Total liabilities** | **31,955** | 55,954 |
| Stockholders' equity | **1,576,632** | 1,527,686 |
| **Total liabilities and stockholders' equity** | **$1,608,587** | $1,583,640 |

## Condensed Statements of Income

| *(In thousands)* | For the Years Ended December 31 | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| **Income** | | | |
| Dividends received from consolidated subsidiaries: | | | |
| Banks | **$ 75,900** | $172,187 | $140,200 |
| Non-banks | **270** | 7,280 | 300 |
| Earnings of consolidated subsidiaries, net of dividends | **103,618** | 44,086 | 81,004 |
| Interest and dividends on investment securities | **2,326** | 4,524 | 7,764 |
| Management fees charged subsidiaries | **44,035** | 39,074 | 37,731 |
| Investment securities gains (losses) | **20,857** | 2,110 | (149) |
| Other | **642** | 1,913 | 3,179 |
| **Total income** | **247,648** | 271,174 | 270,029 |
| **Expense** | | | |
| Salaries and employee benefits | **36,586** | 30,509 | 32,454 |
| Professional fees | **2,698** | 3,997 | 2,635 |
| Data processing fees paid to affiliates | **11,677** | 11,097 | 9,471 |
| Indemnification obligation | **(9,619)** | 20,951 | — |
| Other | **11,280** | 11,182 | 10,784 |
| **Total expense** | **52,622** | 77,736 | 55,344 |
| Income tax expense (benefit) | **6,371** | (13,222) | (5,157) |
| **Net income** | **$188,655** | $206,660 | $219,842 |

## Condensed Statements of Cash Flows

| *(In thousands)* | For the Years Ended December 31 | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| **Operating Activities** | | | |
| Net income | **$ 188,655** | $ 206,660 | $ 219,842 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Earnings of consolidated subsidiaries, net of dividends | **(103,618)** | (44,086) | (81,004) |
| Other adjustments, net | **(21,257)** | 11,619 | 1,135 |
| **Net cash provided by operating activities** | **63,780** | 174,193 | 139,973 |
| **Investing Activities** | | | |
| Increase in securities purchased under agreements to resell | **(66,425)** | — | — |
| (Increase) decrease in investment in subsidiaries, net | **99** | (43,977) | (17,822) |
| Proceeds from sales of investment securities | **26,653** | 55,866 | 13,005 |
| Proceeds from maturities of investment securities | **73,291** | 62,256 | 90,594 |
| Purchases of investment securities | **(13,232)** | (70,389) | (41,828) |
| Net purchases of equipment | **(127)** | (1,691) | (474) |
| **Net cash provided by investing activities** | **20,259** | 2,065 | 43,475 |
| **Financing Activities** | | | |
| Increase (decrease) in borrowings from subsidiaries, net | **(20,425)** | 5,268 | 7,977 |
| Purchases of treasury stock | **(9,490)** | (128,578) | (134,956) |
| Issuance under equity compensation plans | **15,978** | 13,661 | 7,274 |
| Net tax benefit related to equity compensation plans | **1,928** | 2,283 | 2,108 |
| Cash dividends paid on common stock | **(72,055)** | (68,915) | (65,758) |
| **Net cash used in financing activities** | **(84,064)** | (176,281) | (183,355) |
| Increase (decrease) in cash | **(25)** | (23) | 93 |
| Cash at beginning of year | **96** | 119 | 26 |
| **Cash at end of year** | **$ 71** | $ 96 | $ 119 |

Dividends paid by the Parent were substantially provided from Bank dividends. The Bank may distribute dividends without prior regulatory approval that do not exceed the sum of net income for the current year and retained net income for the preceding two years, subject to maintenance of minimum capital requirements. The Parent charges fees to its subsidiaries for management services provided, which are allocated to the subsidiaries based primarily on total average assets. The Parent makes advances to non-banking subsidiaries and its subsidiary bank holding company. Advances are made to the Parent by its subsidiary bank holding company for investment in temporary liquid securities. Interest on such advances is based on market rates.

For the past several years, the Parent has maintained a $20.0 million line of credit for general corporate purposes with the Bank. The line of credit is secured by marketable investment securities. During 2008, the Parent's average borrowings under this line were $245 thousand, compared to $4.5 million in 2007 and none in 2006. Interest was paid at the quoted Call Money rate during the outstanding period, which was 6.1% and 6.4% in 2008 and 2007, respectively. No borrowings were outstanding under this line at December 31, 2008.

The Parent plans to fund an additional $27.5 million relating to venture capital and private equity investments over the next several years. The investments are made directly by the Parent and through non-bank subsidiaries.

Available for sale investment securities held by the Parent consist of short-term investments in mutual funds and marketable common and preferred stock. The fair value of these securities included an unrealized gain of $42.3 million at December 31, 2008. The corresponding net of tax unrealized gain included in stockholders' equity was $26.2 million. Also included in stockholders' equity was an unrealized net of tax loss in fair value of investment securities held by subsidiaries, which amounted to $62.6 million at December 31, 2008.

In the fourth quarter of 2007, the Parent recorded a liability related to its share of certain estimated Visa litigation costs under an indemnification obligation to Visa, as discussed on page 108. This liability was $11.3 million at December 31, 2008 compared to $21.0 million at December 31, 2007. Adjustments to the liability have been recorded as covered suits have been settled or additional funding has been made to Visa's litigation escrow account, which resulted in a net decline in the liability of $9.6 million in 2008. Also during 2008, the Parent recorded a gain of $22.2 million on the redemption of Visa Class B stock, which occurred in conjunction with Visa's initial public offering in March 2008.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There were no changes in or disagreements with accountants on accounting and financial disclosure.

## Item 9a. CONTROLS AND PROCEDURES

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The Company's internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which follows.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Commerce Bancshares, Inc.:

We have audited Commerce Bancshares, Inc. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Commerce Bancshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 26, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Kansas City, Missouri
February 26, 2009

## Item 9b. OTHER INFORMATION

None

# PART III

## Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 401, 405 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K regarding executive officers is included in Part I under the caption "Executive Officers of the Registrant" and under the captions "Election of the 2012 Class of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", "Audit Committee", "Audit Committee Report", and "Committee on Governance/Directors" in the definitive proxy statement, which is incorporated herein by reference.

The Company's financial officer code of ethics for the chief executive officer and senior financial officers of the Company is available at www.commercebank.com. Amendments to, and waivers of, the code of ethics are posted on this website.

## Item 11. EXECUTIVE COMPENSATION

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K regarding executive compensation is included under the captions "Executive Compensation", "Compensation and Human Resources Committee Report", and "Compensation and Human Resources Committee Interlocks and Insider Participation" in the definitive proxy statement, which is incorporated herein by reference.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Items 201(d) and 403 of Regulation S-K is covered under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement, which is incorporated herein by reference.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K is covered under the captions "Election of the 2012 Class of Directors" and "Corporate Governance" in the definitive proxy statement, which is incorporated herein by reference.

## Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required is included under the caption "Approval of Independent Auditors" in the definitive proxy statement, which is incorporated herein by reference.

# PART IV

## Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:


| | | Page |
|---|---|---|
| (1) | Financial Statements: | |
| | Consolidated Balance Sheets | 62 |
| | Consolidated Statements of Income | 63 |
| | Consolidated Statements of Cash Flows | 64 |
| | Consolidated Statements of Stockholders' Equity | 65 |
| | Notes to Consolidated Financial Statements | 66 |
| | Summary of Quarterly Statements of Income | 60 |
| (2) | Financial Statement Schedules: | |
| | All schedules are omitted as such information is inapplicable or is included in the financial statements | |


(b) The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed in the Index to Exhibits (pages E-1 through E-2).

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized this 26th day of February 2009.

COMMERCE BANCSHARES, INC.

By: /s/ J. DANIEL STINNETT
J. Daniel Stinnett
*Vice President and Secretary*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 26th day of February 2009.

By: /s/ A. BAYARD CLARK
A. Bayard Clark
*Chief Financial Officer*

*By:* /s/ JEFFERY D. ABERDEEN
*Jeffery D. Aberdeen*
*Controller*
*(Chief Accounting Officer)*

| | |
|---|---|
| David W. Kemper (Chief Executive Officer)<br>John R. Capps<br>James B. Hebenstreit<br>Jonathan M. Kemper<br>Thomas A. McDonnell<br>Terry O. Meek<br>Benjamin F. Rassieur, III<br>Andrew C. Taylor<br>Kimberly G. Walker<br>Robert H. West | A majority of the Board of Directors* |

* David W. Kemper, Director and Chief Executive Officer, and the other Directors of Registrant listed, executed a power of attorney authorizing J. Daniel Stinnett, their attorney-in-fact, to sign this report on their behalf.

By: /s/ J. DANIEL STINNETT
J. Daniel Stinnett
*Attorney-in-Fact*

(This page intentionally left blank)

# INDEX TO EXHIBITS

3 – Articles of Incorporation and By-Laws:

(a) Restated Articles of Incorporation, as amended, were filed in quarterly report on Form 10-Q dated August 10, 1999, and the same are hereby incorporated by reference.

(b) Restated By-Laws, as amended, were filed in current report on Form 8-K dated October 29, 2007, and the same are hereby incorporated by reference.

4 – Instruments defining the rights of security holders, including indentures:

(a) Pursuant to paragraph (b)(4)(iii) of Item 601 Regulation S-K, Registrant will furnish to the Commission upon request copies of long-term debt instruments.

10 – Material Contracts (Each of the following is a management contract or compensatory plan arrangement):

(a) Commerce Bancshares, Inc. Executive Incentive Compensation Plan amended and restated as of July 31, 1998 was filed in quarterly report on Form 10-Q dated May 10, 2002, and the same is hereby incorporated by reference.

(b) Commerce Bancshares, Inc. 1987 Non-Qualified Stock Option Plan amended and restated as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(c) Commerce Bancshares, Inc. Stock Purchase Plan for Non-Employee Directors amended and restated as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(d) Commerce Bancshares, Inc. 1996 Incentive Stock Option Plan amended and restated as of April 2001 was filed in quarterly report on Form 10-Q dated May 8, 2001, and the same is hereby incorporated by reference.

(e) Commerce Executive Retirement Plan amended and restated as of January 1, 2005 was filed in current report on Form 8-K dated January 4, 2005, and the same is hereby incorporated by reference.

(f) Commerce Bancshares, Inc. Restricted Stock Plan amended and restated as of April 21, 2004 was filed in quarterly report on Form 10-Q dated August 4, 2004, and the same is hereby incorporated by reference.

(g) Form of Severance Agreement between Commerce Bancshares, Inc. and certain of its executive officers entered into as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(h) Trust Agreement for the Commerce Bancshares, Inc. Executive Incentive Compensation Plan amended and restated as of January 1, 2001 was filed in quarterly report on Form 10-Q dated May 8, 2001, and the same is hereby incorporated by reference.

(i) Commerce Bancshares, Inc. 2009 Compensatory Arrangement with CEO and Named Executive Officers was filed in current report on Form 8-K dated February 9, 2009, and the same is hereby incorporated by reference.

(j) Commerce Bancshares, Inc. 2005 Equity Incentive Plan was filed in the Company's proxy statement dated March 11, 2005, and the same is hereby incorporated by reference.

(k) Commerce Bancshares, Inc. Notice of Grant of Stock Options and Option Agreement was filed in quarterly report on Form 10-Q dated August 5, 2005, and the same is hereby incorporated by reference.

(l) Commerce Bancshares, Inc. Restricted Stock Award Agreement, pursuant to the Restricted Stock Plan, was filed in quarterly report on Form 10-Q dated August 5, 2005, and the same is hereby incorporated by reference.

(m) Commerce Bancshares, Inc. Stock Appreciation Rights Agreement and Commerce Bancshares, Inc. Restricted Stock Award Agreement, pursuant to the 2005 Equity Incentive Plan, were filed in current report on Form 8-K dated February 23, 2006, and the same are hereby incorporated by reference.

21 – Subsidiaries of the Registrant

23 – Consent of Independent Registered Public Accounting Firm

24 – Power of Attorney

31.1 – Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 – Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32 – Certifications of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**Exhibit 21**

The consolidated subsidiaries of the Registrant at February 1, 2009 were as follows:

| Name | Location | State or Other Jurisdiction of Incorporation |
|---|---|---|
| CBI-Kansas, Inc. | Kansas City, MO | Kansas |
| Commerce Bank, National Association | Kansas City, MO | United States |
| Commerce Brokerage Services, Inc. | Clayton, MO | Missouri |
| Clayton Holdings, LLC | Kansas City, MO | Missouri |
| Clayton Financial Corp. | Clayton, MO | Missouri |
| Clayton Realty Corp. | Clayton, MO | Missouri |
| Illinois Financial, LLC | Peoria, IL | Delaware |
| Illinois Realty, LLC | Peoria, IL | Delaware |
| Commerce Insurance Services, Inc. | Fenton, MO | Missouri |
| Commerce Investment Advisors, Inc. | Kansas City, MO | Missouri |
| Commerce Mortgage Corp. | Kansas City, MO | Missouri |
| CBI Leasing, Inc. | Kansas City, MO | Missouri |
| Tower Redevelopment Corporation | Kansas City, MO | Missouri |
| Shawnee State, Inc. | Shawnee, KS | Kansas |
| CBI Insurance Company | Kansas City, MO | Arizona |
| CFB Partners II, LLC | Kansas City, MO | Missouri |
| CFB Partners, LLC | Clayton, MO | Delaware |
| CFB Venture Fund I, Inc. | Kansas City, MO | Missouri |
| CFB Venture Fund, L.P. | Clayton, MO | Delaware |
| CFB Venture Fund II, L.P. | Kansas City, MO | Missouri |
| Capital for Business, Inc. | Kansas City, MO | Missouri |

**Exhibit 23**

# CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Commerce Bancshares, Inc.:

We consent to the incorporation by reference in the Registration Statements No. 33-28294, No. 33-82692, No. 33-8075, No. 33-78344, No. 33-61499, No. 33-61501 and No. 333-14651, each on Form S-8, No. 333-140221 on S-3ASR and No. 333-140475 on Form S-4 of Commerce Bancshares, Inc. of our reports dated February 26, 2009, with respect to the consolidated balance sheets of Commerce Bancshares, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Commerce Bancshares, Inc.

KPMG LLP

Kansas City, Missouri
February 26, 2009

**Exhibit 24**

# POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned do hereby appoint J. Daniel Stinnett and Jeffery D. Aberdeen, or either of them, attorney for the undersigned to sign the Annual Report on Form 10-K of Commerce Bancshares, Inc., for the fiscal year ended December 31, 2008, together with any and all amendments which might be required from time to time with respect thereto, to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, with respect to Commerce Bancshares, Inc., with full power and authority in either of said attorneys to do and perform in the name of and on behalf of the undersigned every act whatsoever necessary or desirable to be done in the premises as fully and to all intents and purposes as the undersigned might or could do in person.

IN WITNESS WHEREOF, the undersigned have executed these presents as of this 6th day of February, 2009.

/s/ JOHN R. CAPPS

/s/ JAMES B. HEBENSTREIT

/s/ DAVID W. KEMPER

/s/ JONATHAN M. KEMPER

/s/ THOMAS A. MCDONNELL

/s/ TERRY O. MEEK

/s/ BENJAMIN F. RASSIEUR, III

/s/ ANDREW C. TAYLOR

/s/ KIMBERLY G. WALKER

/s/ ROBERT H. WEST

**Exhibit 31.1**

# CERTIFICATION

I, David W. Kemper, certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ DAVID W. KEMPER

David W. Kemper
*Chairman, President and*
*Chief Executive Officer*

February 26, 2009

**Exhibit 31.2**

# CERTIFICATION

I, A. Bayard Clark, certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ A. BAYARD CLARK

A. Bayard Clark
*Executive Vice President*
*and Chief Financial Officer*

February 26, 2009

**Exhibit 32**

# CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Commerce Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David W. Kemper and A. Bayard Clark, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, hereby certify, pursuant to 18 U.S.C. § 1350 as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID W. KEMPER

David W. Kemper
*Chief Executive Officer*

/s/ A. BAYARD CLARK

A. Bayard Clark
*Chief Financial Officer*

February 26, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

**CORPORATE HEADQUARTERS**
1000 Walnut
P.O. Box 419248
Kansas City, MO 64141-6248
(816) 234-2000
www.commercebank.com

**INDEPENDENT ACCOUNTANTS**
KPMG LLP
Kansas City, Missouri

**TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT**
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445
(800) 952-9245 TDD
www.computershare.com

**STOCK EXCHANGE LISTING**
NASDAQ
Symbol: CBSH

**COMMON STOCK INFORMATION**
The table below sets forth the high and the low prices of actual transactions for the Company's common stock, which is publicly traded on the NASDAQ Stock Market.

| FISCAL 2008 | HIGH | LOW |
|---|---|---|
| First Quarter | $43.43 | $36.19 |
| Second Quarter | 43.49 | 37.55 |
| Third Quarter | 50.47 | 34.76 |
| Fourth Quarter | 52.86 | 35.44 |

**ANNUAL MEETING**
The annual meeting of shareholders will be held Wednesday, April 15, 2009, at 9:30 a.m., in the Kemper Auditorium on the 15th floor of the Commerce Trust Building at 922 Walnut Street, Kansas City, MO 64106.

**INVESTOR INQUIRIES**
Shareholders, analysts and investors seeking information about the Company should direct their inquiries to:

Jeffery D. Aberdeen, Controller
1000 Walnut
P.O. Box 419248
Kansas City, MO 64141-6248
(800) 892-7100
mymoney@commercebank.com

**SHAREHOLDERS MAY RECEIVE FUTURE ANNUAL REPORTS AND PROXY MATERIALS OVER THE INTERNET**
To take advantage of the opportunity to receive materials electronically, rather than by mail, **individuals who hold stock in their name** may simply fill out the online consent form by logging onto the sign-up website at: http://www.computershare.com/us/ecomms.

Please note:

- You will need your account number from the proxy card to complete the enrollment process.
- Your consent is entirely revocable.
- You can always vote your proxy on the Internet whether or not you elect to receive your materials electronically.

Employee PIP (401K) shareholders can access the information through http://www.econsent.com/cbsh. Shareholders who hold their Commerce stock through a bank, broker or other holder of record, should refer to the information provided by that entity for instructions on how to elect to view future annual reports and proxy statements over the Internet.

*ask listen solve* and *call click come by* are trademarks of Commerce Bancshares, Inc. Commerce Connections, Special Connections and *CommerceOptions* are service marks of Commerce Bancshares, Inc.

Designed by Falk Harrison Creative, St. Louis, Missouri

**COMMERCE BANCSHARES, INC.**

**1000 WALNUT**
**P.O. BOX 419248**
**KANSAS CITY, MO 64141-6248**

Phone: (816) 234-2000
(800) 892-7100
E-mail: mymoney@commercebank.com
Website: www.commercebank.com

An Equal Opportunity Employer MK2908

END

**CORPORATE HEADQUARTERS**
1000 Walnut
P.O. Box 419248
Kansas City, MO 64141-6248
(816) 234-2000
www.commercebank.com

**INDEPENDENT ACCOUNTANTS**
KPMG LLP
Kansas City, Missouri

**TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT**
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445
(800) 952-9245 TDD
www.computershare.com

**STOCK EXCHANGE LISTING**
NASDAQ
Symbol: CBSH

**COMMON STOCK INFORMATION**
The table below sets forth the high and the low prices of actual transactions for the Company's common stock, which is publicly traded on the NASDAQ Stock Market.

| FISCAL 2008 | HIGH | LOW |
|---|---|---|
| First Quarter | $43.43 | $36.19 |
| Second Quarter | 43.49 | 37.55 |
| Third Quarter | 50.47 | 34.76 |
| Fourth Quarter | 52.86 | 35.44 |

**ANNUAL MEETING**
The annual meeting of shareholders will be held Wednesday, April 15, 2009, at 9:30 a.m., in the Kemper Auditorium on the 15th floor of the Commerce Trust Building at 922 Walnut Street, Kansas City, MO 64106.

**INVESTOR INQUIRIES**
Shareholders, analysts and investors seeking information about the Company should direct their inquiries to:

Jeffery D. Aberdeen, Controller
1000 Walnut
P.O. Box 419248
Kansas City, MO 64141-6248
(800) 892-7100
mymoney@commercebank.com

**SHAREHOLDERS MAY RECEIVE FUTURE ANNUAL REPORTS AND PROXY MATERIALS OVER THE INTERNET**
To take advantage of the opportunity to receive materials electronically, rather than by mail, **individuals who hold stock in their name** may simply fill out the online consent form by logging onto the sign-up website at: http://www.computershare.com/us/ecomms.

Please note:
- You will need your account number from the proxy card to complete the enrollment process.
- Your consent is entirely revocable.
- You can always vote your proxy on the Internet whether or not you elect to receive your materials electronically.

Employee PIP (401K) shareholders can access the information through http://www.econsent.com/cbsh. Shareholders who hold their Commerce stock through a bank, broker or other holder of record, should refer to the information provided by that entity for instructions on how to elect to view future annual reports and proxy statements over the Internet.

*ask listen solve* and *call click come by* are trademarks of Commerce Bancshares, Inc. Commerce Connections, Special Connections and *CommerceOptions* are service marks of Commerce Bancshares, Inc.

Designed by Falk Harrison Creative, St. Louis, Missouri

**COMMERCE BANCSHARES, INC.**

**1000 WALNUT**
**P.O. BOX 419248**
**KANSAS CITY, MO 64141-6248**

Phone: (816) 234-2000
(800) 892-7100
E-mail: mymoney@commercebank.com
Website: www.commercebank.com

An Equal Opportunity Employer MK2908

END